   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1999



                                            REGISTRATION STATEMENT NO. 333-80499

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                           STYLESITE MARKETING, INC.
                  (NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)



                     DIPLOMAT DIRECT MARKETING CORPORATION
                            (FORMER NAME OF ISSUER)



                 DELAWARE                                      5137                                     13-3727399
         (STATE OF INCORPORATION)                  (PRIMARY STANDARD INDUSTRIAL                  (IRS EMPLOYER I.D. NO.)
                                                     CLASSIFICATION CODE NO.)


                            ------------------------


                                                                                      WARREN H. GOLDEN, PRESIDENT
                                                                                       STYLESITE MARKETING, INC.
                        414 ALFRED AVENUE                                                  414 ALFRED AVENUE
                    TEANECK, NEW JERSEY 07666                                          TEANECK, NEW JERSEY 07666
                         (201) 833-4450                                                     (201) 833-4450
  (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)        (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)


                            ------------------------

                                   Copies to:

                     JAY M. KAPLOWITZ, ESQ.                                           MICHAEL D. DIGIOVANNA, ESQ.
                GERSTEN, SAVAGE & KAPLOWITZ, LLP                                      PARKER DURYEE ROSOFF & HAFT
                      101 EAST 52ND STREET                                                 529 FIFTH AVENUE
                    NEW YORK, NEW YORK 10022                                           NEW YORK, NEW YORK 10017
                         (212) 752-9700                                                     (212) 599-0500

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                               PROPOSED
                                                         NUMBER OF SHARES    MAXIMUM OFFERING       PROPOSED
                 TITLE OF EACH CLASS                         TO BE            PRICE PER          MAXIMUM AGGREGATE
            OF SECURITIES BEING REGISTERED               REGISTERED(1)         SHARE(2)          OFFERING PRICE(2)
Common Stock..........................................       2,300,000              3.575             8,222,500
Common Stock for Selling Security Holders.............         266,065              3.575               951,182
Representative's Warrants.............................              --                 --                    --
Common Stock underlying Representative's
Warrants(3) ..........................................         200,000              3.575               715,000
Subtotal..............................................       2,766,065                                9,888,682
Amount Previously Paid................................
Amount Due............................................

                 TITLE OF EACH CLASS                     AMOUNT OF
            OF SECURITIES BEING REGISTERED              REGISTRATION FEE
Common Stock..........................................      2,285.86
Common Stock for Selling Security Holders.............        264.43
Representative's Warrants.............................
Common Stock underlying Representative's
Warrants(3) ..........................................        198.77
Subtotal..............................................      2,749.06
Amount Previously Paid................................      4,069.51
Amount Due............................................          0.00



(1) The number of shares being registered gives effect to the one-for-thirteen reverse stock split to be effective upon the Registration Statement being declared effective including the shares that may be sold if the over-allotment option is exercised.



(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the Registrant's common stock on The Nasdaq SmallCap Market for the five days preceding and including September 27, 1999 multiplied by thirteen (13) which gives effect to the one-for-thirteen reverse stock split to be effective upon the Registration Statement being declared effective. This is the same fee that would have been paid had the Registrant not given effect to the reverse stock split.


(3) Determined in accordance with Rule 457(g)(2).
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     This Registration Statement contains two forms of prospectus: (i) one to be used in connection with an offering by StyleSite Marketing, Inc. of shares of common stock (the "Prospectus") and (ii) one to be used in connection with the sale of shares of common stock currently outstanding or issuable upon exercise of warrants by certain selling security holders (the "Selling Security Holder Prospectus"). The Prospectus and the Selling Security Holder Prospectus will be identical in all respects except for the alternate pages for the Selling Security Holder Prospectus included herein which are labeled "Alternative Page for Selling Security Holder Prospectus."

                    SUBJECT TO COMPLETION SEPTEMBER 30, 1999

PROSPECTUS

                                2,000,000 SHARES


                                    [LOGO]

                            ------------------------


     This is an offering by StyleSite Marketing, Inc. We are selling
2,000,000 shares of our common stock. The underwriter may also purchase up to an additional 300,000 shares from us at the public offering price, less the underwriting discount, within 30 days to cover any over-allotments.



     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "STLE". On September 27, 1999, the last reported sale price of our common stock on Nasdaq was $3 1/4.


                            ------------------------

     INVESTING IN OUR COMMON STOCK IS RISKY. PLEASE SEE RISK FACTORS COMMENCING ON PAGE 5.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                          PRICE TO                UNDERWRITING              PROCEEDS TO
                                           PUBLIC                   DISCOUNT                 STYLESITE
Per Share.......................             $                         $                         $
Total...........................             $                         $                         $


                            ------------------------
                          DONALD & CO. SECURITIES INC.

                            ------------------------


               THE DATE OF THIS PROSPECTUS IS SEPTEMBER   , 1999


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement that is filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             [inside front cover]

The graphics appearing here are covers of five different Lew Magram (Trademark) catalogs and four different Brownstone Studio (Trademark) catalogs with the StyleSite Marketing, Inc. logo.

                               TABLE OF CONTENTS



                                                                                                              PAGE
                                                                                                              ----
Prospectus Summary.........................................................................................      1
Risk Factors...............................................................................................      5
Forward Looking Information................................................................................     11
Where You Can Find More Information........................................................................     11
Use of Proceeds............................................................................................     12
Price Range of Common Stock................................................................................     13
Dividend Policy............................................................................................     13
Capitalization.............................................................................................     14
Selected Financial Data....................................................................................     15
Management's Discussion and Analysis of Financial Condition and Results of Operations......................     17
Business...................................................................................................     26
Management.................................................................................................     37
Principal Stockholders.....................................................................................     45
Certain Transactions.......................................................................................     47
Description of Securities..................................................................................     51
Shares Eligible for Future Sale............................................................................     53
Underwriting...............................................................................................     54
Legal Matters..............................................................................................     56
Experts....................................................................................................     56
Indemnification for Securities Act Liabilities.............................................................     56
Financial Statements.......................................................................................    F-1


                            ------------------------

     You should rely only on the information contained in this prospectus. To understand this offering fully, you should read this entire prospectus carefully, including the financial statements and notes. We have included a brief overview of the most significant aspects of the offering itself in the Prospectus Summary. However, individual sections of the prospectus are not complete and do not contain all of the information that you should consider before investing in our common stock. We have not, and the underwriter has not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.


     We are in the process of obtaining approval for a reverse split of our common stock which is currently contemplated to be one share for not less than each 13 shares outstanding. Except for the financial statements commencing on Page F-1 and except where stated otherwise in this prospectus, the information contained in this prospectus assumes the proposed 1-for-13 reverse split of our common stock, to be completed immediately before the date of this prospectus. The information contained in this prospectus does not assume that the over-allotment option is exercised.



     Unless otherwise indicated, all references to "StyleSite", "us", "our" and "we" refer to StyleSite Marketing, Inc. and its subsidiaries Lew Magram Ltd., Brownstone Holdings, Inc., Ecology Kids, Inc. and Diplomat Holdings, Inc. On August 24, 1999, we changed our name from Diplomat Direct Marketing Corporation to StyleSite Marketing, Inc.



     StyleSite Marketing(Trademark), Lew Magram(Registered), Brownstone Studio(Registered) and Ecology Kids(Registered) are trademarks of StyleSite. Other trademarks appearing in this prospectus are the property of their respective owners.

                      [This page intentionally left blank]

                               PROSPECTUS SUMMARY

     This summary does not contain all of the information that may be important. You should read the detailed information appearing elsewhere in this prospectus.


                                  OUR BUSINESS



     We are a prominent specialty retailer of quality women's fashion apparel and accessories sold through mail order catalogs, and soon through branded, e-commerce websites. Currently, we target niche markets through our two distinctive catalogs, Lew Magram and Brownstone Studio. Lew Magram was established in 1948 as a men's clothier but by 1984 had converted its catalog to solely offer women's apparel designed to appeal to fashion-oriented women. Brownstone Studio, established in 1972, offers a broad range of fashions to the affluent, more mature women. We generally publish 10 Lew Magram catalog editions per year and nine Brownstone catalog editions per year. Each catalog includes 300 to 500 products and our annual circulation is over 45 million catalogs per year. With the recent introduction of electronic commerce on the Internet, we believe as a catalog marketer that we are well positioned to increase our market penetration at a lower cost on the Internet. We believe that catalog consumers are the ideal Internet customers because they are accustomed to purchasing fashion merchandise from a non-store medium. In January 1999 we began offering our products online at Catalogcity.com. We also design, manufacture and market apparel and accessories for babies and toddlers to mass merchandisers such as Toys "R" Us, Wal-Mart, Target and Walgreens, under the brand name "Ecology Kids".



     We have an experienced management team with over 140 years in the catalog business, unique product lines and well-integrated infrastructure and fulfillment capabilities. Over our history, we have compiled a wealth of information with respect to our customers' buying patterns. By managing this information, we can tailor the content of our catalogs, target catalog distribution to particular customers, offer an expanded range of products to certain customers, and test new products. Our database includes over 5 million names of which 3.8 million are customers and 1.2 are gift recepients and catalog inquirers.



     We are currently completing the creation and design of our own e-commerce websites for each of Lew Magram and Brownstone Studio with our strategic partner, Tadeo Holdings, Inc. We anticipate these websites to be operational in October 1999. These websites will be interactive, allow for online product purchases from the catalogs and eventually provide content areas which we believe will be of interest to our existing and prospective customers. With our accumulated information on existing customers and the information we expect to obtain through our Internet sites, we believe we will be able to customize each website in accordance with the preferences of the respective target markets. These are intended to be the primary websites to offer our products in addition to Catalogcity.com.



     Lew Magram products are marketed to fashion-conscious, value-oriented, middle- and upper-income customers and career women. The Lew Magram customer on average spends $160 per order. The Lew Magram catalog contains active wear, career apparel, separates, outdoor wear, formal wear and footwear for a cross range of lifestyles and women. Much of Lew Magram's apparel carries our brand label but we do carry other labels as well, both in our apparel and footware lines.


     Brownstone Studio merchandise is marketed to affluent, sophisticated and mature women. The Brownstone Studio customer on average spends $140 per order. The Brownstone Studio catalog contains both classic and modern fashion apparel, footwear, accessories and some intimate apparel. Brownstone Studio offers a broad range of sizes in stylish merchandise which, we believe, are not readily available to our customers in the retail market place.


     Our principal executive offices are located at 414 Alfred Avenue, Teaneck, New Jersey 07666. The phone number is (201) 833-4450.

                                  OUR STRATEGY

     By implementing our operating strategy, we intend to capitalize on our competitive strengths to increase sales to both existing and new customers and continue to develop efficiencies. We also intend to expand our core business through our growth strategy. The key elements of our strategies are as follows:

Operating Strategy

o Increase ability to fulfill orders through improved capitalization

o Reduce costs and increase operational efficiencies through improved liquidity

o Leverage and expand our proprietary customer database by managing the information obtained from our customers

o Increase brand awareness

Growth Strategy

o Expand through diversifying product lines

o Implement our e-commerce strategy

o Form strategic relationships

o Expand Ecology Kids line of business

o Expand through acquiring complementary businesses

                                  OUR INDUSTRY

     In recent years, retailing in the United States has been characterized by a shift to non-store sales through such media as printed catalogs, broadcast home shopping channels and the Internet. According to the Direct Marketing Association ("DMA"), an industry trade group, catalog sales are estimated to be $93.27 billion for 1999, representing 3.3% of overall retail sales. The DMA expects catalog sales to increase to $125 billion by 2004. The expected growth for catalog sales is approximately 6.1% per year for the next five years. According to the investment banking firm Gruppo, Levey, Incorporated, direct marketing sales in the women's apparel category accounted for $8.4 billion in 1997. A DMA survey done in the first quarter of 1999 showed that women account for 69.8% of all catalog sales, and women's apparel is the largest catalog category representing 64% of all catalog purchases. In 1998, nearly 70% of the women who shop via catalog made a purchase within that year. We believe that direct marketing apparel sales to women will continue to grow, due to the convenience and time savings afforded by catalog and recently introduced e-commerce shopping. The U.S. Census Bureau is projecting the 35-64 year old female population to grow 20.8% from 1995 to 2005. This is an attractive target group for catalog distributors and e-commerce vendors such as ourselves, particularly because more than 50 million women are in the work force and therefore may have significant discretionary income.

  Moving into e-commerce

     International Data Corporation, a leading provider of information technology data, projects worldwide commerce revenue on the Internet to increase from $4.3 billion for 1997 to $11.0 billion in 1999 and to increase to $84.2 billion by 2004. It is expected that online shopping will increase at a rate of 50% per annum. Jupiter Communications LLC, a media research firm, estimates that women accounted for 45% of all web users as of January 1998 accounting for 25% of all Internet sales and are estimated to account for 47% of Internet sales by the year 2000. Forrester Research, Inc. a renowned independent consumer and technology research firm, reported that women make 67% of all household purchase decisions. According to a DMA study done in 1999, 43% of their member companies are selling online and 49% of those are generating a profit from online shopping. As a result of these factors, we believe that apparel sales will be a major component of Internet commerce, and that women will become a highly targeted customer for online stores and advertisers.

                                  THE OFFERING


Common Stock Offered by StyleSite.........  2,000,000 shares

Common Stock Outstanding Prior to the
  Offering(1).............................  5,061,034 shares

Common Stock Outstanding After the
  Offering(1).............................  7,061,034 shares

Use of Proceeds...........................  Repay indebtedness, redeem preferred stock, finance inventory, develop Internet business, and general corporate purposes

Risk Factors..............................  An investment in our shares involves a high degree of risk. See "Risk
                                            Factors" commencing on page 5

Common Stock Symbol.......................  Nasdaq SmallCap Market: STLE


- ------------------


(1) Based on shares outstanding as of September 27, 1999 after giving effect to the proposed 1-for-13 reverse stock split. Excludes shares issuable upon the exercise of options, warrants and the over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following selected historical financial data as of September 30, 1998, September 30, 1997, September 30, 1996, December 31, 1995 and December 31, 1994 and for the periods then ended are derived from the audited financial statements. The selected financial data as of June 30, 1999 and June 30, 1998 and for the nine months ended June 30, 1999 and June 30, 1998 are derived from the unaudited financial statements of StyleSite included in this prospectus. Such unaudited data includes, in management's opinion, all normal recurring adjustments necessary to present fairly the results of operations and financial position of StyleSite for such periods. Results from interim periods are not necessarily indicative of the results to be expected for an entire fiscal year. The data should be read in conjunction with the financial statements, related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included in this prospectus. The per share data does not reflect the proposed 1-for-13 reverse stock split.


     The following table summarizes the financial data for our business.

                                                                                                                           YEAR
                                                                                                          NINE MONTHS      ENDED
                                                        NINE MONTHS ENDED            YEAR ENDED              ENDED        DECEMBER
                                                            JUNE 30,                SEPTEMBER 30,        SEPTEMBER 30,    31,
                                                     -----------------------   -----------------------   --------------   -------
                                                      1999      1998(2)        1998(2)    1997(1)          1996(3)         1995
                                                     -------   -------------   -------   -------------   --------------   -------
STYLESITE'S CONSOLIDATED INCOME STATEMENT DATA:
Net sales........................................... $56,443      $57,119      $74,586      $17,468         $  7,449      $11,301
Gross margin........................................  26,830       26,030       40,152        8,744               57        4,388
(Loss) on discontinued operations(3)................    (870)      (2,312)      (2,322)        (296)          (1,150)          --
(Loss) income from continuing operations before
  income taxes...................................... (19,957)       2,112        1,260        1,262           (6,057)        (721)
Net income (loss)................................... (22,324)        (199)      (1,063)       1,106           (7,225)        (721)
Net income (loss) per common share from continuing
  operations--basic and diluted.....................   (1.60)        0.18         0.08         0.19            (1.34)       (0.16)
Net income (loss) per common share--basic and
  diluted...........................................   (1.76)       (0.04)       (0.13)        0.14            (1.59)       (0.16)


                                                       1994
                                                      -------
STYLESITE'S CONSOLIDATED INCOME STATEMENT DATA:
Net sales...........................................  $10,279
Gross margin........................................    4,390
(Loss) on discontinued operations(3)................       --
(Loss) income from continuing operations before
  income taxes......................................     (439)
Net income (loss)...................................     (439)
Net income (loss) per common share from continuing
  operations--basic and diluted.....................    (0.11)
Net income (loss) per common share--basic and
  diluted...........................................    (0.11)


                                                      JUNE 30, 1999                     SEPTEMBER 30,         DECEMBER 31,
                                         ---------------------------------------   -----------------------   ---------------
                                         AS ADJUSTED(5)   PRO FORMA(4)   ACTUAL     1998(2)        1997(1)   1996(3)   1995
                                         --------------   ------------   -------   -------------   -------   ------   ------
STYLESITE'S CONSOLIDATED BALANCE SHEET
  DATA:
Total assets...........................     $ 40,568        $ 40,568     $35,318      $50,959      $33,013   $4,848   $8,654
Total liabilities......................       28,314          28,314      35,864       34,625       18,945    6,144    5,128
Working capital (deficiency)...........        4,847           4,847      (7,203)      (4,662)      (3,375)  (3,145)   3,162
Long-term debt less current
  maturities...........................        9,128           9,128       9,128        6,384        1,155    1,047    2,061
Stockholders' equity...................       10,254           3,304        (546)      16,334       14,068    2,523    3,526


                                          1994
                                         ------
STYLESITE'S CONSOLIDATED BALANCE SHEET
  DATA:
Total assets...........................  $8,071
Total liabilities......................   4,452
Working capital (deficiency)...........   3,154
Long-term debt less current
  maturities...........................   1,993
Stockholders' equity...................   3,619


                                                                                                                          YEAR
                                                                                                           NINE MONTHS   ENDED
                                                            NINE MONTHS ENDED           YEAR ENDED            ENDED      DECEMBER
                                                                JUNE 30,               SEPTEMBER 30,      SEPTEMBER 30,  31,
                                                        -------------------------  ---------------------  -------------  ------
                                                           1999     1998(1)(2)(3)   1998(2)       1997(1)  1996(3)        1995
                                                        ----------  -------------  -------------  ------  -------------  ------
OTHER DATA:
E(L)BITDA(6)...........................................     (6,986)       4,479         4,625      2,444      (5,143)       (21)


                                                          1994
                                                         ------
OTHER DATA:
E(L)BITDA(6)...........................................     240


- ------------------

(1) On February 19, 1998, StyleSite closed on the acquisition of Lew Magram, Ltd. For accounting purposes, the acquisition was effected as of July 1, 1997. The acquisition was accounted for as a purchase.



(2) On October 30, 1997, StyleSite acquired out of bankruptcy all the assets of Jean Grayson's Brownstone Studios, Inc. The acquisition was accounted for as a purchase.



(3) On February 6, 1996, StyleSite completed the acquisition of Biobottoms, Inc. The acquisition was accounted for as a purchase. On April 17, 1998, StyleSite sold substantially all of the assets and certain of the liabilities of Biobottoms, Inc.



(4) Reflects the conversion or exchange of 379,745 shares of preferred stock, the proposed 1-for-13 reverse split of our common stock and the equity investment of approximately $5.85 million for approximately 2.7 million shares.



(5) Reflects the sale of 2,000,000 shares of common stock and the application of the anticipated use of net proceeds as well, as the items discussed in
    Note 4.



(6) E(L)BITDA is defined as earnings (loss) from continuing operations before income taxes, interest expense, depreciation and amortization. We believe that the presentation of E(L)BITDA facilitates an investor's understanding of our operations. E(L)BITDA should not be considered by an investor as an alternative to net income as an indicator of the operating performance or to cash flows as a measure of liquidity. E(L)BITDA is not used in the presentation of financial statements prepared in accordance with generally accepted accounting principles and may not be comparable to similarly titled measurements reported by other companies.

                                  RISK FACTORS

     You should carefully consider the following factors before deciding to invest in the shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we consider immaterial or that are similar to those faced by other companies in one or more of the same lines of business, may also impair our business operations. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.


     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. Please refer to "Forward Looking Information" on page 11.



RISKS PARTICULAR TO STYLESITE



     We have had operating losses in the past and may not be able to operate profitably in the future. During the fiscal years ended September 30, 1998 and 1997 and the nine months ended September 30, 1996, we reported a net loss to common stockholders of approximately $1.4 million (including net losses from discontinued operations of $2.3 million), net income to common stockholders of approximately $800,000, and a net loss to common stockholders of approximately $7.2 million, respectively. For the nine months ended June 30, 1999, we had a net loss to common stockholders of approximately $22.9 million. This loss includes write-offs of approximately $9.7 million of goodwill, $1.5 million of deferred tax credit and an $870,000 note receiveable in connection with discontinued operations. We may not be able to operate profitably in the future. In addition, we will record a financing charge of approximately $2 million resulting from the issuance of common stock at a discount which will be offset by an increase to paid-in-capital. The charge will result in a reduction in the net income, or in an increase in the loss, for the year ended September 30, 1999. See Financial Statements.



     Our inadequate working capital has caused, and may continue to cause, inadequate availability of credit from vendors, cash reserves to be held by our credit card processors for merchandise refunds, and delays in printing and delivering catalogs. Our lack of working capital has resulted in a reluctance of certain key creditors to extend us adequate credit. Because of this inadequate credit, we have been unable to fulfill our orders in a timely manner, resulting in substantial back orders and delayed payment of our obligations. The inability to ship goods on a timely basis has resulted in increased customer order cancellations, higher than normal returns of goods, damage to our reputation and loss of repeat buyers. We may not be successful in securing additional vendor credit and improving shipment of merchandise in the future. If we cannot get additional vendor credit, we may continue to incur substantial losses. Our credit card processors have established a $500,000 reserve against any future non-payment of credit card refunds. We cannot assure that this reserve will be released in the near future or that it will not be increased in the event the number of returns increases. Finally, we have not been able to pay our printers in a timely manner to ensure timely printing and delivery of our catalogs. Because of these delays, we have reduced our catalog circulation during the current fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".


     We may need additional working capital. While we believe the proceeds of this offering will alleviate our working capital shortage and allow us to establish our presence on the Internet, this shortage may arise in the future particularly if vendors do not extend us sufficient credit. In addition, our growth strategy may require substantial additional capital investment. We may require capital for

     o financing additional inventory for new product lines;

     o obtaining new facilities;

     o further developing our Internet presence;

     o developing strategic relationships; and

     o financing acquisitions.

     To the extent that the proceeds of this offering, cash generated internally and cash available under the First Source Financial LLP loan facility are not sufficient to provide the capital required for such purposes and to fund future operations, we will require additional debt and/or equity financing in order to provide such capital. Such financing, however, may not be available or, if available, may not be on terms satisfactory to us. If we fail to obtain sufficient additional capital in the future, we may not be able to implement our business strategy. If we are able to obtain additional debt financing, we may incur increased interest and amortization expense, increased leverage, increased exposure to competitive pressures and increased exposure to economic downturns. If we are able to obtain equity financing, such financing may dilute the equity interest of our existing stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".



     Our business may continue to be affected by our substantial debt and restrictions under loan covenants. We have a significant amount of debt. Our debt service obligations could have material adverse consequences to our security holders. As of September 27, 1999, we have approximately $18.1 million of loans before payments contemplated by this offering and the conversion of the collateral transferred to First Source by both of our chairman and our principal stockholder to reduce outstanding loans. Of these loans, $12.9 million is owed to First Source under our new loan facility and $5 million is owed under debentures sold in June 1998 to Finova Mezzanine Capital, formerly known as Tandem Capital. Both the First Source loan facility and Finova debentures impose restrictions on us including limiting our payment of dividends.


     The level of our indebtedness and debt covenants could have important consequences to us and our stockholders including, but not limited to, the following:

     o our ability to obtain additional financing in the future may be impaired;

     o a significant portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for our operations;

     o the First Source loan facility bears interest at variable rates, which could result in higher interest expense in the event of increases in interest rates;

     o the First Source loan facility and Finova debentures contain financial and restrictive covenants, which if not complied with, may result in an event of default by us which, if not cured or waived, could have a material adverse effect on us;

     o we may be substantially more leveraged than certain of our competitors, which may place us at a competitive disadvantage; and

     o our substantial debt may limit our flexibility to adjust to changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions or our business.


     Our ability to make scheduled payments and comply with our debt covenants or to refinance our debt obligations will depend upon our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control. Cash flow from operations and other capital resources may not be sufficient for payment of our debt in the future. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. If we are unable to pay our debt, we may be required to take actions such as reducing or delaying planned expansion and capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We can not predict whether any of these actions could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".



     Our business may be affected as a result of security interests in our assets. All of our assets, except for our Stony Point real estate, which is also subject to mortgages, are pledged as collateral to secure the First Source loan facility and Finova debentures. Unless these security interests are released, such assets will not be available to secure future indebtedness, and as such may adversely affect our ability to borrow money in the future. Moreover, in the event of a default by us on any of our obligations, including with respect to the financial covenants contained in the First Source loan facility and Finova debentures, such lender could foreclose on our assets.



     Our Stony Point real estate is subject to two mortgage liens. We owe approximately $600,000 on the junior mortgage, which is due but has been extended to October 10, 1999 by the lender. We are currently seeking to refinance these mortgages but may not be able to do so. If we cannot refinance the junior mortgage by October 10, 1999, we must pay the junior mortgage lender or be in default. Default by us on either mortgage lien could result in the loss of our real estate and also result in default under the First Source loan facility and Finova debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".


     We are dependent on our vendors and the loss of certain vendors or increases in the costs of postage, paper or printing could substantially hurt our operations. We depend on the United Parcel Service and the United States Post Office to timely deliver our merchandise to our customers. These package delivery services each account for about one-half of our merchandise shipping. A work stoppage or strike by either delivery service would have a material adverse effect on us. Postal rates and paper and printing costs affect the cost of our order fulfillment and catalog and promotional mailings. We rely heavily on discounts from the basic United States Postal Service rate structure, such as discounts for bulk mailings and pre-sorting by zip code and carrier routes. Like others in the catalog industry, we pass on a significant portion of our shipping and handling expenses directly to our customers, but we do not directly pass on the costs of preparing and mailing catalogs and other promotional materials. Historically, we have not entered into long-term contracts for our paper purchases. Consequently, we could be subject to an increase in paper costs. Significant increases in postal rates or paper or printing costs could have a material adverse effect on our business, particularly if we are unable to pass on such increases directly to our customers or to offset such increases by either raising prices or reducing other costs.

     Our broad range of merchandise requires that we maintain relationships with many manufacturing sources and suppliers. Although we believe that we have established satisfactory relationships with our principal manufacturing sources, we do not have long-term contracts. Our inability to source quality goods in a timely manner at favorable prices could adversely affect us.


     We have not completed our websites and we lack experience in e-commerce. To date, we have not hosted our catalogs on our own websites, nor do we have any experience in the e-commerce industry. We are in the process of testing our e-commerce concept, and cannot be sure that once launched, our e-commerce objectives will be achieved. We have recently entered into a strategic relationship with Tadeo Holdings, Inc. to develop and maintain our branded Internet sites. We are dependent on them to develop our websites. If Tadeo does not complete these websites and maintain them until we have developed our own internal expertise in e-commerce, it may take some time for us to find an alternative candidate. This would delay implementing our Internet strategy, which is a core part of our growth program. See "Business--Our Strategy--Internet Strategy".


     We may be liable for unused merchandise credits. Because of our policy of periodically writing off into income unused merchandise credits from the Lew Magram and Brownstone Studio catalogs, we may be liable for future claims on such amounts previously written off. The amounts written off into income for 1997 and 1998 were $742,000 and $3,398,000, respectively.

     We need to recruit and retain additional personnel. We will require additional personnel in order to implement our growth strategy and support expanded operations, especially in implementing our e-commerce strategy. Accordingly, we will need to recruit and retain additional operating, finance and other personnel. There can be no assurance, that we will succeed in recruiting and retaining the requisite qualified personnel as and when needed.


     We are dependent on our key personnel. We depend upon our senior management team as a whole, led by Warren H. Golden, our president and chief executive officer, to successfully implement our business strategy. Although we have employment agreements with some of these key employees, we may not be able to keep these people. We do not currently maintain key man life insurance on any of our officers. See "Management".



     We may not be able to acquire companies or develop strategic relationships. We may encounter substantial competition in our efforts to identify and acquire appropriate acquisition candidates, which could have the effect of increasing prices for acquisitions. We may also be unable to identify strategic partners on terms that will be favorable to us, which would prevent us from pursuing certain business opportunities, especially in the e-commerce area. There can be no assurance that we will succeed in identifying appropriate acquisition candidates, or strategic partners, or that we will be able to acquire any acquisition candidate that we do identify on terms that are acceptable to us. See "Business--Our Strategy".



     We may incur significant costs to integrate our new operations if acquired. If we make an acquisition, we intend to focus substantial efforts on its efficient integration, the elimination of duplicative costs and the reduction of overhead. There can be no assurance, however, that we will be successful in these efforts or that these efforts may not in certain circumstances adversely affect existing operations. See "Business--Our Strategy".


RISKS PARTICULAR TO OUR INDUSTRY

     We may not be able to adjust to changing consumer preferences. The apparel industry is cyclical. Purchases of apparel and related merchandise tend to decline during recessionary periods and also may decline at other times. We may not be able to achieve growth in revenues or earnings or become profitable in the future. Further, a recession in the general economy or uncertainties regarding future economic prospects could affect consumer spending habits and have an adverse effect on our results of operations. Apparel sales have historically been dependent, in part, upon discretionary consumer spending which is affected by general economic conditions, consumer confidence, availability of consumer credit and other factors beyond our control.


     Our performance is subject to risks associated with changing fashion and our ability to deliver fashion that is in demand in a timely manner. We believe that our success depends in substantial part on our ability to originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. We may not continue to be successful in this regard. If we misjudge fashion trends or consumer preferences, or if there is a downturn in discretionary consumer spending, our business could be adversely affected. See "Business".



     Internet security concerns could hinder our e-commerce strategy. The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any well-publicized compromise of security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. See "Business--Our Strategy--Internet Strategy".



     There is competition for Internet based businesses targeting women. The number of websites competing for the attention and patronage of women on the Internet has increased and will continue to increase. We will be competing with online apparel stores and online community sites which are targeting women. Many of these sites have an established presence on the Internet or have financial resources that are greater than ours. An inability to attract women fitting our customer profile to our Internet site would adversely affect our Internet strategy and could result in a loss of or negate any investment in our website development. See "Business--Our Strategy--Internet Strategy".


     Our industry is competitive. The women's apparel industry is highly competitive. We compete with traditional department-store retailers, as well as specialty apparel and accessory retailers. We also compete with other direct marketers, some of which may specifically target our customers. Many of our competitors are larger and have substantially greater financial, distribution and marketing resources than we do.

     There are few barriers to entry in the women's apparel market. Other catalogers, store-based retailers and apparel manufacturers may enter this market. We also could face competition from manufacturers of women's apparel, including our current vendors, who could market their products directly to retail customers or make their products more readily available in retail stores or through other catalogs. In addition, competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on us.


     We expect that the direct marketing industry will be affected by technological changes in distribution and marketing methods, such as on-line catalogs, retail kiosks and Internet shopping. We believe that our long term success will depend, in part, on our ability to adapt to new technologies and to respond to competitive demands. We may need to incur substantial capital expenditures to adapt to new technologies. We may not be able to remain competitive in response to technological changes. See "Business--Competition".


     If the computer systems we rely upon are not Year 2000 compliant, our business may be adversely affected. Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Our computer equipment and software and devices with embedded technology that are date-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. There can be no assurance that our computer systems contain all necessary date code changes, or that, in the year 2000, our computer systems will be compatible with third-party software that may be integrated or used in conjunction with our computer systems.


     There can be no assurance that the computer systems of our suppliers or shippers will be year 2000 compliant. The failure of our computer systems or those of our suppliers, service producers, or shippers to be year 2000 compliant could have a material adverse effect on our business, financial condition, results of operations or prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000".


RISKS PARTICULAR TO OUR OFFERING


     Our principal stockholder has granted an irrevocable proxy to vote a substantial portion of our outstanding common stock to our director nominee who may have a possible conflict of interest with us.
Our principal stockholder, the Rubin Family Irrevocable Stock Trust, the grantor of which is Robert M. Rubin, our Chairman of the Board, has invested in excess of $18 million and beneficially owns, after this offering, approximately 59% of our voting stock. The Trust, at the request of the underwriter, Donald & Co., has granted, simultaneous with the closing of this offering, a two-year irrevocable proxy to our independent director nominee, Anthony Towell, to vote, with some exceptions, the number of our shares of common stock the Trust owns so that the Trust will only have voting power up to a maximum of 25% of our outstanding common stock. For example, after this offering we will have outstanding approximately 7.1 million shares. The Trust will be able to vote approximately 1.77 million shares and Mr. Towell will have the power to vote the Trust's remaining 2.38 million shares. This irrevocable proxy gives Mr. Towell voting power over approximately 34% of our voting shares which would give him significant influence over the outcome of matters submitted to the stockholders for approval, including the election of our directors, and, as a result, have significant influence over our affairs and management. The irrevocable proxy does not apply to matters concerning a change in control of the company, such as an acquisition, and bankruptcy, and, as such, the Trust will be able to control the outcome on any of these matters submitted to a vote of the stockholders. The irrevocable proxy terminates two years from the closing of this offering or at such time that the Trust's beneficial ownership in our common stock is less than 25% of the outstanding common stock, at which time, the Trust will have the right to vote all of the stock it owns. See "Principal Stockholders". Neither our certificate of incorporation nor our bylaws provide stockholders with cumulative voting rights.



     Although Mr. Rubin has disclaimed beneficial ownership of the Trust's interest in us, there can be no assurance that Mr. Rubin's or Mr. Towell's relationships with us will not give rise to conflicts with respect to future transactions by us. If such conflicts arise, they may not be resolved in our favor.



     The market price for our common stock may be depressed when shares become eligible for future sale. The market price of our common stock could decline as a result of sales of a substantial number of shares of our common stock in the market after this offering, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have approximately
7.1 million outstanding shares of common stock. Including the 2 million shares being offered hereby, and up to an additional 300,000 shares that may be issued to cover the underwriters' over-allotment, approximately 2.9 million shares will be freely tradeable. See "Shares Eligible for Future Sale".



     Our directors, officers and principal stockholder who hold an aggregate of approximately 4.4 million shares and options to purchase approximately
1.2 million shares of common stock have entered into lock-up agreements pursuant to which they have agreed that they will not sell, directly or indirectly, any shares of common stock without the prior written consent of the underwriter, Donald & Co., for a period of one year from the date of this prospectus. For one year thereafter, these persons may not sell more than 25% of their StyleSite shares in any three month period without Donald's consent. See "Underwriting".



     Our debt covenants may make a takeover difficult. The First Source loan facility and Finova debentures contain covenants against certain changes in control without prior consent. The First Source loan facility prohibits a change in ownership of more than 50% of our voting stock, the removal or non-re-election of two-thirds of our board or the resignation or termination of any two of Warren H. Golden, Mark J. McSweeney or Irving Magram other than for cause without First Source's consent. The Finova debentures prohibit termination or resignation of either of Warren H. Golden or Robert M. Rubin other than for cause without Finova's consent. Violation of these covenants triggers an event of default effectively preventing a takeover without these lenders' consent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".



     We have discretion in reallocating use of proceeds. We intend to use the net proceeds of this offering to pay debts, redeem preferred stock, finance inventory, develop our websites and to fund general corporate purposes. See "Use of Proceeds". We may, however, reallocate net proceeds for other purposes if, in our view, the needs of our business require it.



     We could be delisted from the Nasdaq Stock Market. The Nasdaq Stock Market requires that, to maintain their continued listing, companies must have net tangible assets of at least $2 million, market capitalization of at least
$35 million, or net income of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. We did not meet any of the three alternatives as of June 30, 1999. Although as of the date of this prospectus we have more than $2 million of net tangible assets, we cannot assure you that Nasdaq will not seek to delist us.



     Our common stock may become subject to the penny stock rules which would impose significant restrictions on the broker-dealers and may affect the resale of our common stock. In the event our common stock is delisted and no longer included on the Nadaq Stock Market, our common stock may become subject to the "penny stock" rules. A "penny stock" is generally a stock that



     o is not listed on a national securities exchange or Nasdaq,



     o is listed in "pink sheets" or on the NASD OTC Bulletin Board,



     o has a price per share of less than $5.00 and



     o is issued by a company with net tangible assets less than $5 million.



     The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including



     o determination of the purchaser's investment suitability,



     o delivery of certain information and disclosures to the purchaser and



     o receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.



     Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. In the event our common stock becomes subject to the penny stock trading rules



     o such rules may materially limit or restrict the ability to resell our common stock and



     o the liquidity typically associated with other publicly traded equity securities may not exist for our common stock.

                          FORWARD LOOKING INFORMATION

     To the extent that the information presented in this prospectus discusses financial projections, information or expectations about our products or markets, or otherwise makes statements about future events, such statements are forward-looking. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others:


     o availability of sufficient vendor credit to obtain timely shipment of inventory to meet customer demand;



     o maintain customer loyalty to continue demand for our merchandise;



     o reduce order cancellations from 25% of demand to 10%, the industry average;



     o successful expansion of product lines in our catalogs;


     o consumer acceptance of our new products;


     o successful implementation and consumer acceptance of our e-commerce websites;


     o price pressures and other competitive factors leading to a decrease in anticipated revenues and gross profit margins; and

     o a downturn in general economic conditions.

     When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and special reports, proxy statements, and other information with the SEC. Prior to August 24, 1999, these filings were under our former name, Diplomat Direct Marketing Corporation. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. We are listed on the Nasdaq SmallCap Market. Our periodic reports, proxy statements, and other information can be inspected at the offices of Nasdaq at 1735 K Street, NW, Washington, DC, 20006, including our:


     o Annual Report on Form 10-K for the year ended September 30, 1998; and


     o Quarterly Reports on Form 10-Q for the quarters ended December 31, 1998, March 31, 1999, and June 30, 1999.


     You may obtain a copy of these filings, without charge, by writing or calling us at:


                            StyleSite Marketing, Inc.
                            414 Alfred Avenue
                            Teaneck, New Jersey 07666
                            (201) 833-4450


     If you would like to request these filings from us, please do so at least five business days before you have to make an investment decision.

     You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other then the date on the front page.

                                USE OF PROCEEDS


     We estimate that the net proceeds to us from the sale of the 2,000,000 shares of common stock will be approximately $8.5 million. "Net proceeds" are what we expect to receive after paying the underwriting discount and other expenses of the offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $5.00 per share.


     We intend to use the net proceeds from the sale of the shares as follows:


To repay a portion of the outstanding balances due under the First Source loan facility, to repay a loan by an investor and to prepay a portion of a litigation
  settlement.......................................................................   $1,700,000     20%
To redeem a portion of our redeemable preferred stock..............................   $1,550,000     18%
To finance the purchase of inventory...............................................   $3,650,000     43%
To integrate and operate the Lew Magram and Brownstone Studio interactive
  websites.........................................................................   $  750,000      9%
To fund general corporate purposes.................................................   $  850,000     10%



     If any or all of the overallotment option is exercised, we intend to use the net proceeds from the overallotment option to fund working capital and general corporate purposes.



     We reserve the right to reallocate proceeds to different uses if, in our view, the needs of the business so require. In addition, a large portion of the proceeds is allocated to discretionary purposes. We are restricted under the First Source loan facility from paying debt subordinated to First Source or redeeming preferred stock. Although First Source has consented to our paying subordinated debt or redeeming preferred stock described in the table above, any additional payment of subordinated debt or redemption of prefered stock will require First Source's consent.



     We believe that the net proceeds of this offering, together with available funds on hand, cash flow from operations and assuming our receipt of additional vendor credit, will be sufficient to satisfy our current working capital requirements for at least 12 months following this offering. Such belief is based upon certain assumptions including assumptions as to our contemplated operations, obtaining sufficient vendor credit, and economic and industry conditions. We cannot be certain that such resources will be sufficient for such purpose. We are seeking to refinance the junior mortgage on our Stony Point property. If we are able to do so by October 10, 1999, we anticipate using approximately $600,000 of proceeds initially intended for repayment of debt to be for general corporate purposes. Funds allocated for general corporate purposes may also be used for possible acquisitions. No acquisition has yet been identified. If we were to make significant acquisitions for cash, we would require additional capital. In addition, contingencies may arise that may require us to obtain additional capital. We cannot be certain that we will be able to obtain such capital on favorable terms or at all. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business".

                          PRICE RANGE OF COMMON STOCK


     Our common stock is traded on The Nasdaq SmallCap Market under the symbol "STLE". The following table sets forth, for the two most recent fiscal years and the first three quarters of fiscal year 1999, the high and low bid prices per share of the common stock as reported by Nasdaq for each quarter. The prices represent inter-dealer quotations without adjustments for mark-ups, mark-downs or commission and may not represent actual transactions. These prices are not adjusted to reflect the proposed 1-for-13 reverse stock split or the conversion or exchange of preferred stock.



                                                                                                    HIGH      LOW
                                                                                                    ----      ----
Fiscal 1997
  First Quarter..................................................................................     2          7/8
  Second Quarter.................................................................................     2 3/8      7/8
  Third Quarter..................................................................................     3 1/2     1 5/8
  Fourth Quarter.................................................................................     3 5/8     2 5/8

Fiscal 1998
  First Quarter..................................................................................     4 11/32   3 1/4
  Second Quarter.................................................................................     4 3/16    2 11/16
  Third Quarter..................................................................................     3 3/4     2
  Fourth Quarter.................................................................................     2 1/2      31/32

Fiscal 1999
  First Quarter..................................................................................     2 13/32   1 9/16
  Second Quarter.................................................................................     2 15/32   1
  Third Quarter..................................................................................     1 11/16    21/32



     As of September 27, 1999, there were approximately 141 holders of record of the 17,046,414 outstanding shares of our common stock before giving effect to



     o the proposed 1-for-13 reverse stock split,



     o the issuance of approximately 14.0 million pre-split shares upon conversion or exchange of preferred stock, and



     o the issuance of approximately 35.1 million pre-split shares for the recent investment of $5.85 million.



     On September 27, 1999, the last sales price for our common stock as reported on the Nasdaq SmallCap Market was 1/4 without giving effect to the proposed 1-for-13 reverse stock split.


                                DIVIDEND POLICY

     Since June 1992, we have never paid or declared dividends on our common stock. The payment of cash dividends, if any, in the future is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors. Our existing loan agreements with our lenders generally restrict our ability to pay dividends or make other distributions on our common stock without their prior approval. We intend, for the foreseeable future, to retain future earnings for use in our business.

                                 CAPITALIZATION

     The following table sets forth:


     o under the column "Actual", our capitalization as of June 30, 1999, before giving effect to the proposed 1-for-13 reverse split of our common stock;



     o under the column "Pro Forma", our capitalization as of June 30, 1999 after giving effect to the conversion or exchange of 379,745 shares of preferred stock, the proposed 1-for-13 reverse split of our common stock and the equity investment of approximately $5.85 million for approximately 2.7 million shares. This column also reflects a financing charge of approximately $2.0 million resulting from the discount on issuance of common stock (see "Certain Transactions"). The charge will result in an increase in the loss, for the year ended September 30, 1999; and



     o under the column "As Adjusted", our capitalization as of June 30, 1999 pro forma as described above and after giving effect to the sale of 2,000,000 shares of common stock offered hereby (after deducting the underwriting discount, commissions and estimated offering expenses) and the application of the anticipated use of the net proceeds. See "Use of Proceeds".


     The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes appearing elsewhere in this prospectus.


                                                                                    JUNE 30, 1999
                                                                     --------------------------------------------
                                                                        ACTUAL        PRO FORMA      AS ADJUSTED
                                                                     ------------    ------------    ------------
Current maturities of long-term debt..............................   $  1,811,758    $  1,811,758    $  1,811,758
                                                                     ------------    ------------    ------------
Long-term debt less current maturities............................      9,127,847       9,127,847       9,127,847
                                                                     ------------    ------------    ------------
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; 1,000,000 shares authorized
     396,645 shares issued and outstanding actual; 17,300 shares issued and outstanding pro forma; and 1,400 shares issued and
     outstanding as adjusted......................................          3,966             173              14
  Common stock, $.0001 par value; 50,000,000 shares authorized,
     17,046,414 shares issued and outstanding actual; common
     stock, $.0013 par value; 80,000,000 shares authorized,
     5,061,034 shares issued and outstanding pro forma; and
     7,061,034 shares issued and outstanding as adjusted..........          1,700           6,579           9,179
  Additional paid-in capital......................................     31,838,557      37,687,471      44,644,223
  Accumulated deficit.............................................    (32,390,493)    (34,390,493)    (34,390,493)
                                                                     ------------    ------------    ------------
     Total stockholders' equity (deficit).........................       (546,270)      3,303,730      10,253,730
                                                                     ------------    ------------    ------------
     Total capitalization.........................................   $ 10,393,335    $ 14,243,335    $ 21,193,335
                                                                     ------------    ------------    ------------
                                                                     ------------    ------------    ------------

                            SELECTED FINANCIAL DATA


     StyleSite's selected consolidated financial data presented below for the years ended September 30, 1998 and September 30, 1997, the nine months ended September 30, 1996, and the years ended December 31, 1995 and December 31, 1994 have been derived from StyleSite's audited consolidated financial statements. The selected financial data of Lew Magram Ltd. presented below for the six months ended June 30, 1997, the year ended January 4, 1997, the six months ended December 30, 1995, the year ended July 1, 1995 and the year ended July 1, 1994 have been derived from Lew Magram Ltd.'s financial statements. StyleSite's selected consolidated financial data presented below for the nine months ended June 30, 1999 and June 30, 1998 are derived from StyleSite's unaudited consolidated financial statements.


     For financial accounting reporting purposes, we effectively acquired Lew Magram Ltd. on July 1, 1997, and Lew Magram Ltd. is considered, for financial accounting reporting purposes, as the predecessor issuer. The information contained in the selected consolidated financial data is qualified by reference to, and should be read in conjunction with, the Management's Discussion and Analysis of Financial Condition and Results of Operations, the consolidated financial statements and notes thereto, and other financial information appearing elsewhere in this prospectus. Percentages are percent of net sales.


     We believe that the unaudited financial statements from which we derived the unaudited statement of operations and balance sheet information presented below were prepared on a basis consistent with our audited consolidated financial statements and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of our financial position for the unaudited statement of operations periods and the unaudited balance sheet dates indicated below. Results for the nine month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the complete 1999 fiscal year.



     The per share figures are not adjusted to reflect the proposed 1-for-13 reverse stock split or conversion or exchange of the preferred stock.



                   STYLESITE'S CONSOLIDATED INCOME STATEMENT DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                     NINE MONTHS
                                        NINE MONTHS ENDED                    YEAR ENDED                 ENDED        YEAR ENDED
                                             JUNE 30,                       SEPTEMBER 30,           SEPTEMBER 30,   DECEMBER 31,
                                 --------------------------------   -----------------------------   -------------   ------------
                                  1999(4)     %     1998(2)   %     1998(2)    %     1997(1)   %    1996(3)    %     1995     %
                                 ----------  ----   -------  ----   -------  -----   -------  ---   -------   ---   -------  ---
Net sales......................   $ 56,443    100   $57,119   100   $74,586    100   $17,468  100   $7,449    100   $11,301  100
Gross margin...................     26,830     48    26,030    46    40,152     54     8,744   50       57      1     4,388   39
SG&A expenses..................     35,370     63    28,018    49    37,537     50     7,061   40    3,672     49     4,409   39
Write off of goodwill..........      9,716     17        --    --        --     --        --   --       --     --        --   --
(Loss) income from continuing
  operations before income
  taxes........................    (19,957)   (35)    2,112     4     1,260      2     1,262    7   (6,057)   (81)     (721)  (6)
Net income (loss)..............    (22,324)   (40)     (199)   --    (1,063)    (1)    1,106    6   (7,225)   (97)     (721)  (6)
Net income (loss) per common
  share from continuing
  operations--basic and
  diluted......................      (1.60)            0.18            0.08             0.19         (1.34)           (0.16)
Net income (loss) per common
  share--basic and diluted.....      (1.76)           (0.01)          (0.13)            0.14         (1.59)           (0.16)
OTHER DATA
E(L)BITDA(5)...................     (6,986)    (8)    4,479     8     4,625      6     2,444   14   (4,143)   (69)      (21)  --


                                  1994     %
                                 -------  ---
Net sales......................  $10,279  100
Gross margin...................    4,390   43
SG&A expenses..................    4,129   41
Write off of goodwill..........       --   --
(Loss) income from continuing
  operations before income
  taxes........................     (439)  (4)
Net income (loss)..............     (439)  (4)
Net income (loss) per common
  share from continuing
  operations--basic and
  diluted......................    (0.11)
Net income (loss) per common
  share--basic and diluted.....    (0.11)
OTHER DATA
E(L)BITDA(5)...................      240    2


- ------------------


(1) On February 19, 1998, we closed on the acquisition of Lew Magram, Ltd. For accounting purposes, the acquisition was effected as of July 1, 1997. The acquisition was accounted for as a purchase.


(2) On October 30, 1997, we acquired out of bankruptcy all the assets of Jean Grayson's Brownstone Studios, Inc. The acquisition was accounted for as a purchase.

(3) On February 6, 1996, we completed the acquisition of Biobottoms, Inc. The acquisition was accounted for as a purchase. On April 17, 1998, we sold substantially all of the assets and certain of the liabilities of Biobottoms, Inc.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(4) In June 1999, the Company wrote-off approximately $9.7 million of goodwill relating to the acquisitions of Lew Magram and Brownstone and $400,000 relating to other assets.



(5) E(L)BITDA is defined as earning (loss) before income taxes, interest expense, depreciation and amortization. We believe that the presentation of E(L)BITDA facilitates an investor's understanding of our operations. E(L)BITDA should not be considered by an investor as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. E(L)BITDA is not used in the presentation of financial statements prepared in accordance with generally accepted accounting principles and may not be comparable to similarly titled measurements reported by other companies.





              STYLESITE'S CONSOLIDATED BALANCE SHEET DATA (000'S)



                                        JUNE 30,                  SEPTEMBER 30,               DECEMBER 30,
                                   ------------------    -------------------------------    -----------------
                                    1999       1998       1998         1997       1996       1995       1994
                                   -------    -------    -------      -------    -------    -------    ------
Total assets....................   $35,318    $48,257    $50,959      $33,013    $ 4,848    $ 8,654    $8,071
Total liabilities...............    35,864     30,473     34,625       18,945      6,144      5,128     4,452
Working capital (deficiency)....    (7,203)    (1,316)    (4,662)      (3,375)    (3,145)     3,162     3,154
Long term debt..................     9,128      6,049      6,384        1,155      1,047      2,061     1,993
Stockholders' equity
  (deficit).....................      (546)    17,783     16,334       14,068      2,523      3,526     3,619


                LEW MAGRAM LTD.'S INCOME STATEMENT DATA (000'S)


                                       SIX MONTHS ENDED    YEAR ENDED    SIX MONTHS ENDED    YEAR ENDED    YEAR ENDED
                                         JUNE 30,          JANUARY 4,    DECEMBER 30,         JULY 1,      JULY 2,
                                           1997              1997            1995              1995          1994
                                       ----------------    ----------    ----------------    ----------    ----------
Net sales...........................       $ 19,643         $ 51,927         $ 23,145         $ 57,616      $ 49,680
Gross margin........................          7,682           26,815           11,941           28,883        26,501
Net income (loss) from continuing
  operations........................         (6,988)          (1,482)            (761)          (2,107)        2,239
(Loss) income before income taxes...         (7,206)            (790)            (480)          (1,485)        2,755
Net (loss) income...................         (7,276)            (790)            (465)          (1,494)        2,636

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. In addition to the information contained herein the following discussion contains forward looking statements that involve certain risks and uncertainties which may cause our actual results in future periods to differ materially from forecasted results. See "Forward Looking Information" on page 11.



     We are a prominent specialty retailer of quality women's fashion apparel and accessories sold through mail order catalogs and we recently commenced sales on the Internet. Currently, we target niche markets through our two distinctive catalogs, Lew Magram, designed to appeal to fashion-oriented women, and Brownstone Studio, designed to appeal to a broad range of fashions for the affluent and mature women. We recently acquired the Lew Magram and Brownstone Studio catalogs. We acquired out of bankruptcy all of the assets of Jean Grayson's Brownstone Studios, Inc. on October 30, 1997. We effectively took control over Lew Magram in July 1997 and completed the acquisition on February 19, 1998.


     We also manufacture and distribute, primarily to major mass merchandisers, cloth diapers, diaper covers, layettes, infant and child travel products and other infant accessories marketed primarily under the Ecology Kids name. On April 17, 1998, we sold substantially all of the assets of our wholly owned subsidiary Biobottoms, Inc.


     We are currently experiencing significant delays in fulfilling merchandise orders. This is a result of our difficulty in obtaining timely shipment of inventory from our vendors to meet customer demand. Some of our vendors and their lending institutions have been reluctant to extend credit to us in such amounts and upon such terms as to support timely delivery of inventory as needed to meet orders. This reluctance is principally a result of our working capital being insufficient.



     Our inability to timely deliver merchandise has resulted in increased order cancellations, which, for the last 18 months have been approximately 25% of demand compared to 10% as the industry standard. For the nine months ended June 30, 1999, order cancellations remained high at 25% of demand. This excess order cancellation may represent as much as $11 million in lost revenue. As a result, we have recognized increased charges in both the second and third quarters of fiscal 1999 for the write-off of catalog expenditures disproportionate to the net sales realized.



     We are taking steps to improve our working capital. In May 1999, we restructured our asset based credit facility to improve our working capital position. From March 1999 through September 1999, we have obtained approximately $11 million in equity investments. We anticipate that our restructured debt and additional equity, along with the proceeds of this offering, will strengthen our ability to obtain improved credit availability on more favorable terms, timely deliver merchandise to our customers, reduce order cancellations, and improve initial customer response. It is too early, however, to determine whether such additional capital will yield such results.


RESULTS OF OPERATIONS




COMPARISON OF OUR NINE MONTHS ENDED JUNE 30, 1999 TO OUR NINE MONTHS ENDED JUNE 30, 1998



  Net Sales



     Consolidated net sales from continuing operations for the nine months ended June 30, 1999, decreased slightly by 1% to $56.4 million from $57.1 million for the nine months ended June 30, 1998. Net sales for Brownstone increased from $15.7 to $22.5 primarily because we owned Brownstone for less than nine months for the nine month period ended June 30, 1998. Net sales for Lew Magram decreased from $35.9 to $30.0 during this period. This is primarily due to increased order cancellations and sellouts as a result of our inability to timely ship merchandise in this period. Net sales for Ecology Kids decreased from $5.6 million to $3.9 million also due to our inability to ship merchandise in a timely fashion to our customers.

  Gross Profit



     Consolidated gross profit from continuing operations decreased by 11% from $31.1 million for the nine months ended June 30, 1998 to $26.8 million for the nine months ended June 30, 1999. Gross profit from continuing operations as a percentage of net sales decreased from 54% for the nine months ended June 30, 1998 to 48% for the nine months ended June 30, 1999 due to a decrease in margins on goods sold. This decrease was primarily a result of a higher proportion of clearance merchandise sales due to an increase in returns of late delivered merchandise resulting from our inability to obtain vendor credit.



  Selling, General and Administrative Expenses



     Selling, general and administrative expenses from continuing operations as a percentage of net sales increased from 49% for the nine months ended June 30, 1998 to 63% for the nine months ended June 30, 1999. The increase in expenses is attributable to the increase in catalog production costs which are typically written off over the sales life of the catalog. The life of the catalog in this period was reduced as a result of our inability to fulfill orders received during this period. For the nine months ended June 30, 1999, these costs were $21.2 million as compared to $15.7 million for the nine months ended June 30, 1998.



     Interest expense as a percent of net sales increased from 2% for the nine months ended June 30, 1998 as compared to 3% for the nine months ended June 30, 1999. This increase is due primarily to the interest expense attributable to the Finova debentures.



     During the nine months ended June 30, 1999, there was a write-off of goodwill of approximately $9.7 million relating to the acquisitions of Lew Magram and Brownstone Studio. Since the acquisition, we have not realized the profit generated from the acquisitions and future operating forecasts can not justify maintaining the current amount of the goodwill assets on the balance sheet.



  Income (Loss) from Continuing Operations



     Loss from continuing operations for the nine months ended June 30, 1999 was approximately $21.5 million as compared to income from continuing operations of $2.1 million for the nine months ended June 30, 1998 primarily due to the write off of approximately $9.7 million of the goodwill attributable to the Lew Magram and Brownstone acquisitions, write off of deferred tax assets of approximately $1.2 million as well as an increase in catalog production costs chargeable to that period and to lower margins attributable to unshipped backorders.



  Net (Loss)



     Net loss for the nine months ended June 30, 1999 was approximately
$22.3 million, as compared to net loss for the nine months ended June 30, 1998 of $0.2 million. This increase in net loss is principally due to the write off of goodwill as well as the decrease in net revenues and the increase in catalog production costs, discussed above.


COMPARISON OF OUR FISCAL YEAR 1998 TO OUR FISCAL YEAR 1997

  Net Sales

     Consolidated net sales from continuing operations for fiscal year 1998 increased by 327% to $74.6 million from $17.5 million in fiscal year 1997. This significant sales growth was primarily due to the acquisition of Lew Magram, Ltd. effective July 1, 1997, and the acquisition of the assets of Jean Grayson's Brownstone Studio out of bankruptcy as of October 30, 1997. These two new subsidiaries accounted for sales of $68.8 million in 1998.

     Maintaining the prior circulation of both acquired catalogs while streamlining catalog and operational expenses allowed us to be profitable in the year of acquisition where both companies suffered substantial losses in the year preceding acquisition. Unfortunately, we lost the opportunity in 1998 to even further increase sales and profits in this segment of the business due to excessive customer order cancellations caused by inadequate credit which limited timely delivery of merchandise.

  Gross Profit

     Consolidated gross profit from continuing operations increased by 359% from $8.7 million in 1997 to $40.2 million in 1998 primarily as a result of our acquisitions. Gross profit from continuing operations as a percentage of net sales increased from 50% in 1997 to 54% in 1998 due to the higher margins generally available in the women's apparel catalog marketplace.

  Selling, General and Administrative Expenses

     Operating expenses net of other income but before depreciation, amortization and interest from continuing operations as a percent of net sales increased from 40% for 1997 to 50% for 1998. A major increase in expenses for the year is attributable to the increase in the catalog production costs which are typically written off over the sales life of the catalog. In 1998 these costs were $21.1 million or 28% of net sales. As noted above, order cancellations resulted in lost net sales and an inflated catalog cost relationship.

     Other operating expenses as a percent of net sales increased in 1998 due primarily to an increase in depreciation and amortization of tangible and intangible assets as well as interest expense.

  Income from Continuing Operations

     Income from continuing operations before income taxes for 1998 was approximately $1.3 million and was approximately the same as that of 1997, despite a period of consolidation and re-structuring to assimilate the newly acquired women's apparel catalog businesses.

COMPARISON OF OUR FISCAL YEAR 1997 TO OUR FISCAL YEAR 1996

     These results of operations compare the twelve months ended September 30, 1997 with the nine months ended September 30, 1996.

  Net Sales

     Consolidated net sales from continuing operations for fiscal year 1997 of $17.5 million increased $10.0 million or 135% from fiscal year 1996 of $7.5 million, as a result of the Lew Magram sales of $10.6 million from July 1, 1997. Diplomat took effective control of Lew Magram on July 1, 1997 even though the acquisition was not completed until February 19, 1998.

  Gross Profit

     Gross profit in 1996 was essentially non-existent due to inventory write downs while restructuring, and rose to 50% in 1997 due to normal Ecology Kids operations and increased margins made available in the last fiscal quarter due to the Lew Magram acquisition.

  Selling, General and Administrative Expenses

     Operating expenses from continuing operations were very high in 1996 due to restructuring costs. These expenses normalized as a percentage of net sales to 40% in 1997 due to normal operations of Ecology Kids and expenses applicable to Lew Magram for the final quarter.

     Interest expense decreased from $0.7 million in 1996 to $0.4 million in 1997 as a result of the conversion of debt to preferred stock by a principal stockholder.

  Income from Continuing Operations

     The net income from continuing operations for 1997 was approximately
$1.4 million as compared to a net loss of approximately $6.1 million for 1996.

     At September 30, 1997, we recorded deferred tax assets of $1.3 million. The full utilization of such deferred tax assets is dependent upon our realizing taxable income in future years. The total amount of future taxable income necessary for utilizing such deferred tax assets will be approximately $3.4 million. Based on the current year's operations, such realization would take approximately six years.

COMPARISON OF LEW MAGRAM LTD.'S SIX MONTHS ENDED JUNE 30, 1997 TO YEAR ENDED JANUARY 4, 1997

  Net sales

     Lew Magram Ltd. had begun to feel the effects of insufficient working capital. Net sales decreased from $51.9 million, which was a full year to $19.6 million, which was a six month period, due to Lew Magram's inability to purchase all of the merchandise needed for timely delivery to customers.

  Gross Profit

     Gross profit as a percent of net sales decreased from 52% to 39% primarily due to the premium Lew Magram Ltd. paid for some merchandise which could not be delivered in a timely manner at normal prices, as well as the need to clear excess inventory, once delivered, at lesser margins.

  Selling, General and Administrative Expenses

     Selling general and administrative expenses net of other income as a percent of net sales increased from 55% to 75%. This increase is a result of Lew Magram Ltd.'s inability to timely ship merchandise resulting in increased returns or failure to ship merchandise at all resulting in cancellations while it was still incurring the catalog production and operating expenses to mail catalogs and take and maintain catalog orders.

  Net Loss

     Net loss increased from $0.8 million to $7.3 million, or, as a percent of net sales increased from 2% to 37%.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal source of working capital has historically been asset based loan facilities provided by Congress Financial Corporation. On May 12, 1999, we entered into a Secured Credit Agreement with First Source Financial LLP providing us with a $17 million asset based loan facility replacing our existing asset based loan facilities provided by Congress.

     The First Source loan facility provides us with a $13 million revolving loan with an interest rate at prime plus 1 1/2%, a $3 million three year term loan with an interest rate at prime plus 2% and a $1 million three year term loan with an interest rate at prime plus 2% increasing to prime plus 3% on November 15, 1999. We may convert any or all of the loans to a LIBOR (London interbank offer rate)-based rate. The revolving loan may be converted to LIBOR plus 3 1/4%, the $3 million term loan may be converted to LIBOR plus 4% and the $1 million term loan may be converted to LIBOR plus 4% increasing to LIBOR plus 5% on November 15, 1999.

     The loan facility is secured by substantially all of our assets, a personal guarantee by Robert M. Rubin, our Chairman of the Board, up to $1 million and an additional $1 million cash collateral deposit by Mr. Rubin.


     The amount of funds available for us to borrow under the revolving loan is based on a percentage of our inventory and qualified receivables plus 100% of Mr. Rubin's cash collateral. As of September 27, 1999, the aggregate availability under the revolving loan was approximately $9.2 million of which there was no unused availability.



     We have amended the Secured Credit Agreement to allow for an additional $2.0 million in funds available under the loan facility and to waive certain financial and other covenant defaults. The additional availability was secured by a pledge by the Rubin Family Irrevocable Stock Trust of 900,000 shares of Tadeo Holdings, Inc. common stock.

     In September 1999 our Chairman, Robert M. Rubin, and our majority stockholder, the Rubin Family Irrevocable Stock Trust, transferred to First Source $1,000,000 cash collateral, approximately $825,000 in marketable securities and 900,000 shares of Tadeo Holdings common stock initially pledged to secure a portion of the First Source loan facility. These assets, when liquidated by First Source, will pay down the First Source loan facility. Because Tadeo Holdings common stock is thinly traded, the Tadeo Holdings common stock may not be sold immediately and may not be completely liquidated until November 1999. Any decline in Tadeo Holdings stock price would reduce the amount that the First Source loan facility would be paid down. Conversely, we would benefit from any price increase prior to the liquidation of the Tadeo Holdings stock. In addition, we will only obtain approximately $1.1 million in additional availability under the revolving loan as a result of the pay down, assuming Tadeo Holding's stock price is $3.25 per share. The $1 million cash collateral will pay off a $1 million term loan and we had received availability under the revolving loan of 100% of the value of the pledged marketable securities. We had received availability from First Source under the revolving loan of 60% of the value of the Tadeo Holdings common stock. See "Certain Transactions".


     Under the Secured Credit Agreement, we are obligated to comply with numerous covenants including (i) providing current information to First Source;
(ii) maintaining corporate status, books and records and minimum insurance;
(iii) complying with tax and other laws and regulations; (iv) maintaining our real estate; (v) maintaining a minimum net worth of $14 million increasing periodically to $16.5 million; (vi) maintaining an interest coverage ratio of 2 to 1; and (vii) maintaining a fixed charge coverage ratio of 1.1 to 1.

     We are also prohibited, except under certain circumstances, to (i) redeem any of our outstanding common or preferred stock; (ii) prepay any subsidiary's debt; (iii) pay dividends on our common stock; (iv) make investments in other companies; (v) acquire other companies; (vi) amend our charter; (vii) engage in other types of businesses; (viii) engage in transactions with our officers, directors, control persons and other affiliates; (ix) incur debt other than debt in the ordinary course of business and purchase money debt of more than $1 million; (x) create any liens against our property with certain exceptions;
(xi) move our assets; (xii) sell our assets other than in the ordinary course of business; (xiii) hire management consultants; (xiv) make capital expenditures in excess of $500,000 per year; or (xv) incur lease obligations in excess of $1.5 million per year.


     The loan facility will terminate and the loans become due and payable in the event of a default. Events of default include, with limited exceptions,
(i) failure to pay any of the loans when due, (ii) failure to pay any other debts when due; (iii) breach of certain material agreements; (iv) insolvency;
(v) breach of any guaranty under the loan facility; (vi) breach of a covenant in the loan facility; (vii) breach of a representation in the loan facility; (viii) change to our pension plan; (ix) breach of any of the other agreements delivered in connection with the loan facility; (x) suffering judgments or levies of more than $50,000; (xi) destruction of our assets representing more than 15% of our revenues; (xii) any event resulting in any lien securing the loan facility to cease to have a first priority position; or (xiii) a change in control. A change in control includes (i) more than one-half of our voting stock is transferred;
(ii) two-thirds of our board is removed or not re-elected; or (iii) any two of Warren H. Golden, Mark J. McSweeney or Irving Magram resigns or is terminated without cause.



     On June 29, 1998, we issued $5,000,000 principal amount of our 12% subordinated secured debentures to Finova Mezzanine Capital, formerly known as Sirrom Capital Corporation, d/b/a Tandem Capital. The debentures are due June 29, 2003, and bear interest at 12%, payable quarterly. The debentures are secured by all of our personal property and include certain restrictive covenants, including restrictions on dividends and distributions, additional debt financing and transactions betweenus and our affiliates. We also issued warrants in connection with the issuance of the debentures. At the time of the loan, we issued a warrant to purchase up to 208,300 shares of our common stock exercisable at $2.35 per share for five years. The exercise price is to be adjusted downward if our common stock price is below this exercise price to an exercise price equal to the greater of 80% of the market price on June 29, 1999 or $2.00 per share. On June 29, 1999, the warrants were repriced to $2.00 per share. Because the debentures were outstanding on February 28, 1999, we issued an additional warrant to purchase 416,600 shares of common stock exercisable at $1.59 per share for five years. Because the debentures were outstanding on June 29, 1999, we issued to Finova an additional warrant to purchase 200,000 shares of common stock exercisable at $2.00 per share. After giving effect to the 1-for-13 reverse stock split Finova has warrants to purchase 31,408 shares at $26.00 per share and 32,406 shares at $20.67 per share. Finova will also receive 40,000 warrants each June 29 commencing in 1999 while the debentures remain outstanding.



     We have also relied on equity investment for our working capital. In March 1999, we raised approximately $3.2 million by issuing our Series F Preferred Stock and common stock purchase warrants. Approximately $2.7 million is being exchanged for common stock and $500,000 is being redeemed out of the proceeds of this offering.



     In June 1999, we received a cash investment of $1,050,000 by issuing our Series G Preferred Stock. The Series G Preferred Stock is convertible into common stock based on the average of the closing bid prices for the lowest five of the twenty trading days immediately preceding the date of conversion. For example, assuming a conversion price of $5.00, the Series G Preferred Stock holders would receive on conversion an aggregate of 210,000 shares of common stock. The Series G Preferred Stock is redeemable at our option, but must be redeemed out of the proceeds of any public offering in excess of $9 million.



     In September 1999, we raised $1.1 million by issuing common stock and an additional $400,000 from a short term subordinated loan. See "Certain Transactions" and "Use of Proceeds".



     We recently settled a lawsuit brought by Paul Russo. Mr. Russo alleged that he is entitled to the Unit Purchase Option granted to the underwriter in connection with our intitial public offering in November 1993. As part of the settlement, Mr. Russo gave up any claim he had under the Unit Purchase Option. We agreed to pay Mr. Russo $600,000, payable in monthly installments of $25,000, with 8% interest, commencing September 1, 1999. We also agreed to prepay $300,000 of the $600,000 out of the proceeds of this offering.



     We, however, continue to experience working capital shortages and require additional capital resources to fund our existing operations. As of September 17, 1999, we have borrowed the maximum amounts available under the First Source loan facility and there is no unused loan availability. We are pursuing financing alternatives, although there can be no assurance that such efforts will result in necessary financing or that the terms of such financing will be on terms favorable to us or our stockholders. The failure to secure additional working capital could materially adversely affect our business and financial condition. Insufficient working capital may require us to alter operations significantly.



     We can not guaranty that we will be able to operate profitably in the future or that cash from operations will become the principal source of funds for operations.



LIQUIDITY CONSIDERATIONS AND MANAGEMENT'S PLANNED ACTIONS



     We have formulated certain planned actions and taken various steps toward mitigating the effect of the consolidated working capital and stockholder's deficit at June 30, 1999 as well as attaining profitable operations and improving our cash flows. The plans and steps taken include, among other things, the following:



     o We anticipate improving, with the proceeds of this offering, credit availability from our vendors, thereby timely delivering merchandise and reducing order cancellations.



     o We implemented a cost containment program in 1998. We anticipate $2.65 million in annual savings by reducing selling, general and administrative expenses.



     o In September 1999, Mr. Robert Rubin and the Trust transferred to First Source certain pledged assets to pay down approximately $5 million of the loan facility. In addition, Mr. Rubin purchased 461,538 shares of our common stock for $1 million.



     o We are in the process of building and testing branded e-commerce sites for each of Lew Magram and Brownstone Studio with our strategic partner, Tadeo Holdings, Inc. We believe that Internet commerce will ultimately allow us to significantly reduce our largest non-merchandise expenses such as catalog printing costs, postage and customer communications.

     In addition, if this offering is not completed, our chairman of the board intends to provide us limited financial support for a period of one year from the date hereof to the extent cash generated internally and cash available under the First Source loan facility are not sufficient to provide the capital required for such purposes and to fund future operations.


SEASONALITY

     Our business does not follow the seasonal pattern typical of the retail apparel industry, but is, instead, more closely related to the timing and distribution of catalog mailings. Through 1997 there were significant variations in our seasonal sales volume with the largest volume period being first quarter, ending December 31. In 1998, the Lew Magram and Brownstone acquisitions helped to spread out the volume evenly throughout the year since mail order volume varies only in proportion to the orders generated and merchandise shipped. Accordingly, we are now less susceptible to seasonable variations. The combined net sales of Lew Magram, Brownstone and Ecology Kids for each quarter of the fiscal years ended September 30, 1996, September 30, 1997, and September 30, 1998, presented as a percentage of net sales for each such year, were as follows:

                           PERCENTAGE OF ANNUAL SALES

                                                                    FIRST      SECOND     THIRD      FOURTH
FISCAL YEAR                                                         QUARTER    QUARTER    QUARTER    QUARTER
- -----------------------------------------------------------------   -------    -------    -------    -------
September 30, 1996...............................................     27%        24%        30%        19%
September 30, 1997...............................................     33%        25%        24%        18%
September 30, 1998...............................................     24%        23%        28%        25%

INFLATION

     There was no significant impact on our operations as a result of inflation during fiscal year 1996, fiscal year 1997 or fiscal year 1998.

YEAR 2000

  Year 2000 Compliance

     Beginning in the Year 2000, the data fields coded in some software products and computer systems will need to accept four digit entries in order to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such Year 2000 requirements. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance issues.

  State of Readiness

     We have developed a remediation plan for the Year 2000 issue that involves identification, assessment and testing of the equipment and systems affected:

     o an assessment of information technology (IT) equipment and systems has been done;

     o an assessment of non-information technology (non-IT) embedded systems such as telephones, voice mail and building security systems has been completed; and

     o the readiness of significant third party vendors and suppliers of services is being analyzed.

     The evaluation, which is expected to be completed by December 1999, covers the following phases:

     o development of an inventory of all IT equipment and systems and non-IT systems that are potentially affected (100% complete);

     o determination of those systems that require repair or replacement (70% complete);

     o repair or replacement of those systems (25% complete); and

     o creation of contingency plans in the event of Year 2000 failures (25% complete).

     To date, less than 10% of assessed systems have required repair or replacement. Non-IT systems and internally developed programs have been reviewed, and are not considered to be date sensitive to the Year 2000. Based on this evaluation, we do not believe that our systems and programs present Year 2000 issues, and generally believe that we will be Year 2000 compliant.

     Although we believe that we will be Year 2000 compliant, third party equipment and software is used that may not be Year 2000 compliant. An evaluation of the Year 2000 compliance of the third party products used in our internal systems and major vendors have begun, but we are unable to predict the extent to which:

     o the Year 2000 issue will affect suppliers; or

     o we would be vulnerable to the suppliers' failure to remediate any Year 2000 issues on a timely basis.

     All our vendors and suppliers have been placed in a priority category according to their importance to our business. Letters will be sent to all vendors and suppliers with an operating impact seeking details of the status of their Year 2000 program. Vendor and supplier readiness is being assessed and tracked. Vendors have generally indicated that they are making best efforts toward Year 2000 compliance. We expect to have certification that all vendors and suppliers with an operating impact are Year 2000 compliant by December 1999. Plans are being developed to ensure continued availability of service through alternate channels in the event that satisfactory commitments are not received from vendors and suppliers with an operating impact. For the highest priority vendors and suppliers, where business risk warrants it, we are planning to conduct, in the fourth quarter, an integration test of Y2K compliance where specific dates are simulated. These vendors and suppliers include merchandise suppliers such as Call Center Services, Convergys Group, CommercialWare, Inc. and Clairicom and package delivery services such as United Parcel Service and the United States Postal Service. The failure of one of these highest priority vendors or suppliers to convert its systems on a timely basis or in a manner compatible with our systems could cause us to incur unanticipated expenses to remedy any problems and could adversely affect its business. In addition, the software and hardware products used by affiliate Web sites, advertisers, customers, governmental agencies, public utilities, telecommunication companies and others, may not be Year 2000 compliant. If these products are not Year 2000 compliant, customers' ability to use our Web site may be disrupted.

  Costs to Address Year 2000 Compliance

     To date, we have incurred approximately $100,000 in connection with identifying or evaluating Year 2000 compliance issues. Most of these expenses have related to the opportunity cost of time evaluating software, the current versions of our products and Year 2000 compliance matters generally. We expect that our future Year 2000 costs will be approximately $250,000 and will be funded out of cash on hand. However, the full impact of the Year 2000 issues cannot be determined at this time. The failure by certain third parties to address their Year 2000 issues on a timely basis could adversely affect our business.

  Contingency Plan

     We have not yet completed our Year 2000 contingency plans. Such plans include, but are not limited to, using alternative suppliers and establishing contingent supply arrangements. We expect to have such plans in place by the end of December 1999. The worst case scenario related to Year 2000 issues would involve a major shutdown of the telecommunication companies, which would result in the loss of our principal revenue source until the shutdown was resolved.

NEW ACCOUNTING STANDARDS

     We adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS 130 did not have any effect on our financial statements.

     We adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," which establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of enterprises about which separate financial information is available that is evaluted regularly by our management in deciding how to allocate resources and in assessing performance. The adoption of SFAS 131 did not have any effect on our financial statements.

     Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments. We have not in the past nor do we anticipate that we will engage in transactions involving derivative instruments which will impact our financial statements.

                                    BUSINESS


     We are a prominent specialty retailer of quality women's fashion apparel and accessories sold through mail order catalogs, and soon through branded, e-commerce websites. Currently, we target niche markets through our two distinctive catalogs, Lew Magram and Brownstone Studio. Lew Magram was established in 1948 as a men's clothier but by 1984 had converted its catalog to solely offer women's apparel designed to appeal to fashion-oriented women. Brownstone Studio, established in 1972, offers a broad range of fashions to the affluent, more mature women. We generally publish 10 Lew Magram catalog editions per year and nine Brownstone catalog editions per year. Each catalog includes 300 to 500 products and our annual circulation is over 45 million catalogs per year. With the recent introduction of electronic commerce on the Internet, we believe as a catalog marketer that we are well positioned to increase our market penetration at a lower cost on the Internet. We believe that catalog consumers are the ideal Internet customers because they are accustomed to purchasing fashion merchandise from a non-store medium. In January 1999 we began offering our products online at Catalogcity.com We also design, manufacture and market apparel and accessories for babies and toddlers to mass merchandisers such as Toys "R" Us, Wal-Mart, Target and Walgreens, under the brand name "Ecology Kids".


     We have an experienced management team with over 150 years in the catalog business, unique product lines and well-integrated infrastructure and fulfillment capabilities. Over our history, we have compiled a wealth of information with respect to our customers' buying patterns. By managing this information, we can tailor the content of our catalogs, target catalog distribution to particular customers, offer an expanded range of products to certain customers, and test new products. Our database includes over 5 million names of which 3.8 million are customers and 1.2 million are gift recepients and catalog inquirers.


     We are currently completing the creation and design of our own e-commerce websites for each of Lew Magram and Brownstone Studio with our strategic partner, Tadeo Holdings, Inc. We anticipate these websites to be operational in October 1999. These websites will be interactive, allow for online product purchases from the catalogs and eventually provide content areas which we believe will be of interest to our existing and prospective customers. With our accumulated information on existing customers and the information we expect to obtain through our Internet sites, we believe we will be able to customize each website in accordance with the preferences of the respective target markets. These are intended to be the primary websites to offer our products in addition to Catalogcity.com.



     Lew Magram products are marketed to fashion-conscious, value-oriented, middle- and upper-income and above customers and career women. The Lew Magram customer on average spends $160 per order. The Lew Magram catalog contains active wear, career apparel, separates, outdoor wear, footwear and formal wear for a cross range of lifestyles and women. Much of Lew Magram's apparel carries our brand label but we do carry other labels as well, both in our apparel and footware lines.


     Brownstone Studio merchandise is marketed to affluent, sophisticated and mature women. The Brownstone Studio customer on average spends $140 per order. The Brownstone Studio catalog contains both classic and modern fashion apparel, footwear, accessories and some intimate apparel. Brownstone Studio offers a broad range of sizes in stylish merchandise which, we believe, are not readily available to our customers in the retail market place.

                                  OUR STRATEGY

     We intend to capitalize on our competitive strengths to increase sales to both existing and new customers and continue to develop operating efficiencies. The key elements of our strategy are as follows:

BUSINESS STRATEGY

  Increase ability to fulfill orders through improved capitalization

     We have invested significant capital to acquire the businesses of Lew Magram and Brownstone Studio. We have been unable to realize all of the benefits of these investments because a substantial amount of the assets acquired have been treated as goodwill, an intangible asset. As a result, vendors have been reluctant to extend us the credit necessary to fully realize the potential of these acquisitions. The completion of this offering will provide the tangible net worth necessary to obtain vendor credit to increase our inventory levels to meet expected customer demand and reduce merchandise returns and order cancellations. We believe our improved capital structure will also enable us to accelerate fulfillment of customer orders, expand merchandise offerings within each catalog, expand our proprietary Lew Magram and Brownstone Studio Frequent Buyers Club loyalty programs and offer other promotions to prospective customers. We believe that these efforts will increase revenues from our current customers and also attract new customers.

  Reduce costs and increase operational efficiencies through improved liquidity

     We believe the additional capital generated from this offering will allow us to take advantage of discounts and flexible payment terms from vendors and service providers, increase the number of vendors available to us, reduce our fulfillment cost per order, reduce customer service costs and reduce interest expense. We intend to operate more efficiently by maximizing use of our in-house capabilities, improving inventory management, better utilizing our warehouse space, reducing the number of shipments required to fulfill customer orders and reducing the use of outside services.

  Leverage and expand proprietary customer database

     We intend to leverage our proprietary customer database through statistical modeling and market segmentation techniques. This will enable us to increase our customer response rate, the dollar amount of purchases per catalog mailed and the gross profit margin per catalog. We intend to expand our proprietary customer database by test marketing to specific target audiences which we believe meet the criteria of our traditional customer base.

  Increase brand awareness


     We intend to increase brand awareness by expanding the assortment of available products under the Lew Magram and Brownstone Studio private labels, increasing merchandise categories offered in each catalog, providing exclusive product offerings tailored to specific customer profiles and increasing the usage of our branded private label credit cards. We also intend to utilize our planned e-commerce Internet sites, our strategic relationship with Catalogcity.com and other strategic alliances to increase our brand awareness.


GROWTH STRATEGY

  Expand through diversifying product lines


     We plan to diversify our current Lew Magram and Brownstone Studio product offerings through the addition of complementary product lines which we believe will be of interest to our target markets. These product lines will be added over time and will be subject to the results of our in-house test marketing programs, some of which will be performed through the Internet, to determine customer acceptance on additional items before they are included as a regular segment of our catalogs and online stores. Complementary products which we may add include cosmetics, fragrances, jewelry and additional fashion accessories. We are currently in the process of testing the introduction of cosmetics to our customers. If this proves to be successful, we will introduce our own line of cosmetics for each of our Lew Magram and Brownstone customers. We believe that the addition of new product lines to our Lew Magram and Brownstone Studio catalogs will lead to additional sales to our regular customers and create a greater level of buying interest from prospective customers. We expect that this will further enhance our brand names by broadening the range of products with which they are associated.


  Expansion of Ecology Kids line of business


     We are attempting to locate licensing partners for products in our Ecology Kids line to increase the marketability of these products. In addition, we are continuing to develop a prototype of a business-to-business catalog for the direct marketing of the Ecology Kids product line to our wholesale customers. We believe that a well designed business-to-business catalog will allow us to use our existing infrastructure to build our Ecology Kids operation. We also expect to launch our Ecology Kids products on the Internet through strategic relationships with online baby stores and as specialty features on our Lew Magram and Brownstone Studio websites, as well as to wholesale customers on a business-to-business format.


  Expand through purchasing complementary businesses

     We intend to continue to pursue strategic acquisitions of additional businesses which complement our current businesses. Our primary focus will be catalogs that expand our current customer profile, introduce new product offerings and generate greater operational efficiencies. In addition, we may seek to purchase catalogs offering products that are compatible with our Lew Magram and Brownstone Studios product lines, such as additional accessories, cosmetics, fragrances or jewelry. We also may seek to acquire businesses that are compatible with Ecology Kids and expand the range of products offered to our extensive customer base, although such businesses or products have not yet been identified.

INTERNET STRATEGY

     We believe that catalog consumers are logical customers for Internet commerce because they are accustomed to purchasing fashion products from a non-store medium. We anticipate that a substantial portion of our existing customer base will in the future become Internet consumers of our Lew Magram and Brownstone product offerings. We also believe that our extensive experience with the presentation of fashion products in an appealing format will help us to design unique, attractive websites for Lew Magram and Brownstone. The Internet provides us the opportunity to market our products to a substantially greater audience than we would otherwise have access to, at a relatively low cost. The technology available through the Internet provides the customer the ability to visualize products, colors and styles according to her individual preferences, and track order status. The Internet also allows us to communicate directly with our customers through personalized communications and customized product offerings. This enables us to react to changing business conditions, alter merchandise selection, pricing and presentation on a virtually real-time basis without of being subject to catalog lead times.

     We believe the Internet will ultimately allow us to significantly reduce our largest non-merchandise expenses such as catalog printing costs, postage and customer communications. These costs represented more than 35% of our revenues for the fiscal year ended September 30, 1998. We can also use the Internet as a lower cost and a more efficient method of testing new products, new product lines, special events and promotions and increasing access to prospective customers.

  Our e-commerce sites


     We are currently completing the creation and design of our own e-commerce websites for each of Lew Magram and Brownstone Studio with our strategic partner, Tadeo Holdings, Inc. We anticipate these websites to be operational in October 1999. Each website captures the look and feel of its target market, offering customers shopping and order processing capabilities, as well as offering additional interactive and community features such as personal shopping capabilities, daily planners and gift registries. We also intend to augment our mail order customer profile database through information we obtain through our Internet sites. We believe this data will make our website communities attractive destinations for other vendors and e-commerce companies that want access to our customers. The Internet should also increase brand identity as we cross market through strategic relationships and online marketing efforts. Cross marketing should increase as we add product categories such as cosmetics, fragrances and additional fashion accessories. We believe that leveraging our existing distribution center and customer service center will support our online fulfillment performance and compliment our e-mail customer service.


  Strategic relationships


     We recently entered into a joint venture with Tadeo Holdings, Inc. under which Tadeo will build our Lew Magram and Brownstone Studio websites and provide ongoing maintenance and hosting capabilities. We have also entered into an agreement with Catalogcity.com, the largest online catalog destination on the Internet, which, since February 1999, has provided customers access to the Lew Magram and Brownstone Studio catalogs over the Internet. We intend to develop other strategic relationships relating to our Internet strategy.

                                  OUR INDUSTRY

     In recent years, retailing in the United States has been characterized by a shift to non-store sales through such media as printed catalogs, broadcast home shopping channels and the Internet. According to the DMA, catalog sales are estimated to be $93.27 billion for 1999, representing 3.3% of overall retail sales. The DMA expects catalog sales to increase to $125 billion by 2004. The expected growth for catalog sales is approximately 6.1% per year for the next five years. According to the investment banking firm Gruppo, Levey, Incorporated, direct marketing sales in the women's apparel category accounted for $8.4 billion in 1997. A DMA survey done in the first quarter of 1999 showed that women account for 69.8% of all catalog sales, and women's apparel is the largest catalog category representing 64% of all catalog purchases. In 1998, nearly 70% of the women who shop via catalog made a purchase within that year. We believe that direct marketing apparel sales to women will continue to grow, due to the convenience and time savings afforded by catalog and recently introduced e-commerce shopping. The U.S. Census Bureau is projecting the 35-64 year old female population to grow 20.8% from 1995 to 2005. This is an attractive target group for catalog distributors and e-commerce vendors such as ourselves, particularly because in excess of 50 million women are in the work force and therefore may have material discretionary income.

MOVING INTO E-COMMERCE

     International Data Corporation projects worldwide commerce revenue on the Internet to increase from $4.3 billion for 1997 to $11.0 billion in 1999 and is expected to increase to $84.2 billion by 2004. It is expected that online shopping will increase at a rate of 50% per annum. Jupiter Communications estimated that women accounted for 45% of all web users as of January 1998 accounting for 25% of all Internet sales and are expected to account for 47% of Internet sales by the year 2000. Forrester Research reported that women make 67% of all household purchase decisions. According to a DMA study done in 1999, 43% of their member companies are selling online and 49% of those are generating a profit from online shopping. As a result of these factors, we believe that apparel sales will be a major component of Internet commerce and that women will become a highly targeted customer for online stores and advertisers.

                                   OUR BRANDS

     We currently offer our products through three operating subsidiaries--direct mail catalog and Internet retail sales of apparel under the Lew Magram and Brownstone Studio brands and sales of apparel and accessories for infants and toddlers to mass merchandisers under the Ecology Kids tradename. For financial information on the operations of our lines of business, see our consolidated financial statements commencing on page F-1 and the notes thereto.

LEW MAGRAM

     Lew Magram is a leading catalog for stylish career women. Founded in 1948 as a men's clothier, by 1984 Lew Magram converted its catalog to become a premier women's apparel direct marketer. We began managing the operations of Lew Magram in July 1997 and completed the acquisition of its assets in February 1998. We offer our Lew Magram customers unique, fashionable, affordable women's apparel and accessories, including active wear, career apparel, separates, outdoor wear and dressy wear that is selected to appeal to a cross-range of lifestyles and women. Our Lew Magram proprietary database contains approximately 2.2 million names, of whom 1.6 million are customers, 550,000 are gift recipients and catalog inquirers.

     Based on information we regularly gather from our customers, we believe our typical Lew Magram customer is about 40 years old, works outside the home on either a full or part-time basis, is well educated, lives in a single family home, and has a household income of approximately $60,000 per year. Our Lew Magram customer base is both fashion conscious and value oriented. A particular niche for our Lew Magram catalog is career suits and dresses. This apparel is offered in the newest styles, colors and fabrics at prices geared toward the target customer. As this customer has a busy social and professional life, she also looks to Lew Magram as a source to provide her with her "day to dinner" and special occasion dressing needs. In addition, we believe Lew Magram is renowned in the catalog industry for having a premier selection of leather and suede sportswear and outerwear at competitive prices. We have also recently expanded our size offerings for certain products. Based on positive response from our customers, we believe this represents a growth opportunity.

     The average order from the Lew Magram catalog for fiscal years 1997 and 1998 was $158 and $160, respectively. Our database includes more than 500,000 customers who have made at least two purchases from Lew Magram. In addition to accepting all major credit cards, Lew Magram also sells its merchandise through a private label credit card which was launched in 1993. Approximately 110,000 people have the Lew Magram credit card, which accounts for approximately 25% of Lew Magram's sales.

BROWNSTONE STUDIO


     Since 1972, "Jean Grayson's Brownstone Studio" and "Studio Collection" have been among the largest direct catalog marketers of upscale mature women's apparel in the United States. We believe this is due principally to superior merchandising to our target customers, focusing on high quality presentation in our catalogs, frequently utilizing location shots to display our merchandise in an appropriate mood and tone, and providing a large and unique selection of merchandise, including larger sizes which our customers often have difficulty purchasing elsewhere.


     Brownstone has chosen to focus on a relatively narrow but rapidly growing segment of the consumer catalog market--upscale mature women's fashions--in order to develop a strong image and identity with our customers. On Brownstone's proprietary customer list, 79% are age 55 and older. According to American Demographics magazine, there were approximately 17 million women between the ages of 50 and 64 in 1997. Also according to American Demographics, the portion of the US female population ages 50 and over is forecast to increase from 33 million in 1997 to 52 million in 2010. Brownstone seeks to increase market share in this growing segment of the consumer market. Approximately 49% of Brownstone's customers have annual household income of $50,000 or more, and about 86% own their own home.

     Our Brownstone proprietary customer database contains approximately 2.8 million names, of whom 2.2 million are customers, 180,000 are gift recipients and 420,000 are catalog inquirers. For the Fall 1997 season, Jean Grayson's Brownstone Studio, Inc. was not operational and, as a result, incurred damage to its customer base. We have since begun recirculating and have had positive customer response. In addition, we introduced the Brownstone Studio private label credit card in September 1998. We mailed a total of approximately
22 million Brownstone catalogs in ten different issues during fiscal year 1998, with an average order value of approximately $140, and we plan to mail a similar number in 1999. By strengthening customer relations with Brownstone customers, we believe that we can improve initial customer response and increase average orders for the Brownstone catalogs.

ECOLOGY KIDS

     Our Ecology Kids subsidiary designs, develops, markets and distributes apparel and accessories for infants and toddlers, such as bathing suits, infant sleepwear, bedding, garment bags, teething rings and other related products. We contract manufacture most of our products and the remainder is either assembled or produced within our own facility at Stony Point, New York. These products are sold directly to general mass merchandisers, toy retailers, selected chain stores and independent retail stores. We create customized point-of-purchase displays for our customers, which include broad selections of branded products in a variety of categories. We develop uniform packaging with branded product identification designed to promote a theme of one-stop shopping for all infant needs.

     We believe that customer service is an important component of our Ecology Kids marketing strategy and tends to be a significant factor in gaining access to large chain store accounts. As a result, we design our service strategy to assist those chain stores through the development of improved packaging, product mix, display, and pricing strategies and effective promotional programs.

     We market our Ecology Kids products directly through an internal sales force and to a lesser extent through independent sales organizations, which are given principal responsibility for maintaining accounts in specific geographic regions. Due to a change in the retail marketplace, Ecology Kids has experienced a reduction in the number of retail accounts from prior periods, with an increased emphasis on mass merchandisers and chain stores. We have approximately 500 retail accounts consisting primarily of mass merchandisers and toy retailers, and, less significantly, drug store chains, catalog showrooms, mail order operations and food store chains. In addition to American Drug Stores, Burlington Coat Factory, Eckerd Drugs, Kids "R" Us, Publix Supermarkets, Toys "R" Us and Wal-Mart, customers include Target Stores, Walgreen Drug, and Winn-Dixie Supermarkets.


     We are currently developing wholesale direct marketing of Ecology Kids products through catalog offerings, utilizing our direct marketing expertise.


                             OUR CATALOG OPERATIONS

PROPRIETARY CUSTOMER DATABASE

     We have developed our proprietary customer database over many years through a variety of techniques, including referrals, gift certificates, catalog requesters, customers from other mailing lists who have made a purchase and targeted classified advertising. We have found that our database generates a greater response rate than purchased or rented mailing lists. Our database currently includes approximately five million names, of which approximately 3.8 million are customers who have made at least one purchase from us and approximately 1.2 million are catalog inquirers and gift recipients.

     We use traditional mail order techniques to grow our catalog businesses by mailing catalogs to a combination of names on our customer file and prospect lists. We employ industry standard segmentation techniques for mailing our catalogs to names on our proprietary customer database. Typical mailing criteria include recency of purchase, frequency of purchase and monetary value of the customer's purchase. This allows us to assign the segmented names to the appropriate number of mailings as well as the appropriate promotions and page counts. We use third party providers for merge and file services and maintaining our customer list rental files. Our best prospects are sourced from other mail order companies in the women's apparel market. Recent successes with cooperative databases offer additional sources of economical names. Typically, one third to one-half of our catalog mailings are to prospect names.

     As is common throughout the direct mail industry, we routinely exchange names with our competitors and rent our list to our competitors and other businesses. Approximately two-thirds of prospects to whom our catalogs were mailed in 1998 were obtained on an exchange basis, requiring no cash outlay by us. Income from list rentals has been over $1 million in each of the last three years.

CATALOG CONFIGURATION

     We believe we are an industry leader in efficiency of catalog configuration. Most catalogers mail a single edition of their book per mailing, along with perhaps a few different covers or a signature change for a remail. We utilize selective binding in order to mail multiple versions of our catalogs. In the Lew Magram catalog, a typical book would comprise one large assemblage of pages in common to the entire mailing, plus an additional supplemental set of pages to a narrower targeted audience, plus one or two other supplements to yet a narrower audience, plus perhaps a clearance supplement. Any of these parts might appear in any drop of a book, depending on a number of variables, such as testing, prospect mailing and special offerings to holders of our proprietary credit cards, all selectively bound and mailed as parts of a greater whole. This technique is used to a lesser degree for Brownstone.

MARKETING

     Our primary means of marketing is through distribution of our catalogs. Our marketing department uses certain industry criteria to plan our distribution, including our overall circulation, number of pages in each book, gross demand (before returns and cancellations), cost per book, dollars per book, cost per page per book and dollars per page per book. These enable us to prepare our annual budget and forecast actual contribution dollars to overhead and profit. The following table illustrates our results for fiscal year 1998:

                                                                         LEW MAGRAM     BROWNSTONE STUDIO
                                                                         -----------    -----------------
Circulation...........................................................    27,490,000         22,111,000
Average Pages Per Book................................................          68.5               74.0
Gross Demand..........................................................   $    76,635      $      63,660
Cost Per Book.........................................................   $      0.56      $        0.59
Dollars Per Book......................................................   $      2.79      $        2.88
Cost Per Page Per Book................................................   $    0.0082      $      0.0080
Dollars Per Page Per Book.............................................   $    0.0406      $      0.0389

     Our marketing department uses various special promotions to increase revenues. For example, we have instituted our private label credit card, which provides deferred payment plans, accelerated shipping and toll free customer service. The average private label credit card customer typically spends 25% to 30% more than our other customers. Credit card billing inserts with special promotions have also generated significant customer response. We also use "bounceback catalogs", which are catalogs delivered with a customer's merchandise delivery, accompanied by short-term discount offers, to generate additional revenues. We also deliver other materials with customers' merchandise packages, such as clearance merchandise offer inserts and other retailers' offerings. We have recently introduced a point system, similar to the airline industry's frequent flyer miles, which allows customers to earn gift certificates for purchases on our proprietary credit card. Our marketing team is also devoting time and attention to the use of data base marketing to launch our new e-commerce business.

MERCHANDISING

  Merchandise Selection Process

     The merchandise selection process for our Lew Magram and Brownstone catalogs takes into account the following factors:

     o Same season performance for the prior year, which analysis includes the overall success of a given category, the performance of new versus repeat items, space productivity, price point and best and worst selling items;

     o Current sales trends on all the above criteria plus an overview from the marketing department on current customer database productivity, customer profile trends, circulation and mail date plans; and

     o A trend and fashion direction presentation highlighting the most important and customer-appropriate styles, colors and fabrics for the upcoming season.

     Our merchandising staff actively considers 1,500 to 2,000 new products in a given season to develop an exclusive assortment of styles that reflects the customer's taste at prices she can afford.

     Most of our merchandise is sold under our Lew Magram and Brownstone Studio brand names. The remainder are branded products from other design houses and market sources. We purchase from over 300 vendors, with no one vendor representing more than 10% of our sales volume. As we increase the amount and type of merchandise offered in our catalogs, we anticipate that we will increase the number of vendors we use, thereby reducing reliance on any particular vendor.


     We are currently in the process of testing a cosmetics line in our catalogs. If this is successful, our buyers will assist in the design of our unique cosmetics line "Absolutely Lew". We anticipate doing a similar test for fine jewelry in the future.

  Creative Processes

     Our in-house creative team designs the Lew Magram and Brownstone catalogs and controls all aspects of their preparation. This in-house capability allows us the flexibility to direct the production schedule and reduce production lead time and costs. Once the merchandise is decided upon for an upcoming catalog, we begin to photograph the merchandise, sometimes on location at exotic destinations. We utilize the latest computer technology to modify features of products offered such as changing a dress color, narrowing a waist, changing the model's shoes or sleeve length. By utilizing ISDN high-speed transmission, changes are immediately accessible to all parties allowing for last minute adjustments. Once finalized, the print file is transmitted to the printer. We can complete a catalog, from the finish of photography through printing, in about two to four weeks.

  Quality Control

     Every item selected undergoes a rigorous quality control review that addresses the fit, styling, quality, and construction of the merchandise. Our technical design team works with our product specialists to fit each garment on a live model in advance of production. Upon our receipt of the goods, they are once again inspected and fit before they are shipped to the customer.

  Operations

     The primary components of the Lew Magram and Brownstone integrated operations are its call center services, merchandise returns, distribution and fulfillment, inventory management, and management information systems.

CALL CENTER SERVICES

     Customer orders are received at our call center by phone, fax and mail. Approximately 87% of all orders are placed by phone; the balance is received by mail and fax. We provide our customers with 24-hour, seven-days-a-week, toll-free telephone access for placing orders through voice activation or key pad depression. Customer service representatives process orders directly into our management information system, which provides customer information and order history, product specifications, available substitutes and accessories, expected ship date and order number. To capitalize on each customer contact, we provide telemarketing services to other retailers and are compensated with a fee for each such customer contact. In May 1999, we entered into such a strategic relationship with Magazine Direct, Inc., a leading magazine subscription agency, for a joint marketing program through which our call center representatives offer discount magazine subscriptions to our customers. This generates income to us based on the number of subscriptions obtained. In addition, Magazine Direct pays for all calls in which a solicitation is made, which we believe will result in significant cost savings for us.

     Our call center operates on a system with over 160 incoming and outgoing telephone lines. Approximately 5,000 calls are received per day in our Teaneck, New Jersey facility. We currently have 84 in-house phone stations which operate on weekdays from 8:00 a.m. to 10:30 p.m., Eastern Time, with abbreviated schedules on weekends and holidays. The call center is supported by two outside service bureaus which handle overflow orders and orders placed when our in-house call center is closed. Our system processes orders in approximately two to four minutes, depending upon the nature of the order and whether the customer is a first-time or repeat customer. Our telephone system automatically routes calls to the overflow centers after twenty seconds if no in-house customer service representative is available and our voice recognition unit allows customers to access status of orders or item availability without involvement of an operator. We have recently renegotiated our toll-free telephone rates, reducing these costs by approximately 30%.

MERCHANDISE RETURNS

     We have a liberal return policy allowing customers to return regular-priced merchandise for a full refund within 60 days of receiving the merchandise. Customers may return sale-priced items for merchandise credits which are good for one year and are redeemable for our merchandise only. Certain sales of discounted merchandise are final. Over 95% of returned items are either replaced in inventory for future sale, generally after minimal refurbishing, or returned to their vendors.

DISTRIBUTION AND FULFILLMENT

     Our distribution center in Teaneck, New Jersey is integrated with our order entry system, enabling us to fulfill orders for in-stock merchandise in a timely manner. Once a customer's telephone order is accepted, our management information system forwards the order to our distribution center, where all necessary distribution and shipping documents are printed to facilitate processing. Shipped orders are bar-coded and scanned and the merchandise ship date and weight are entered automatically into the customer order history file and to create United Parcel Service and United States Postal Service billing information. Our system also employs "least cost routing" which automatically determines the most cost effective means of shipping merchandise. Each shipment is packed in a corrugated box with customized tissue paper and sealed with an embossed foil seal with the Lew Magram or Brownstone logo. Each shipment also contains a current catalog, a thank-you note which is a turnaround postcard inviting customer comments, and a packing slip.

     A majority of orders for in-stock merchandise are shipped within 48 hours. Customers generally receive their merchandise within three to five business days after shipping. Credit card customers receive their merchandise within two days. Approximately one-half of our products are shipped through the United Parcel Service and one-half through the United States Postal Service.

INVENTORY MANAGEMENT

     We attempt to maintain sufficient quantities by size and color of each item in our inventory to fill projected orders within the shortest possible lead time. Our management information system enables our marketing department to forecast four catalogs simultaneously within each catalog title and make constant adjustments to update selling curves and needs by item. When overstocks do occur, we use the following process for their liquidation:

     o Strong selling items are re-introduced in the catalogs at a 10-20% discount;

     o Items that have reached the end of their selling-life cycle are eligible for sales inserts inside of our regular-priced catalogs, at markdowns of 35%-60%;

     o Smaller quantities can be liquidated at a very low-cost, high-return manner through the use of package inserts;

     o Items that are not in significant quantity to be placed in a catalog or package inserts are sent to our outlet stores located in Teaneck and Secaucus, New Jersey, and are sold at a 30-70% discount; and

     o Merchandise that is not sold in the stores is sold to a liquidator to recover approximately 15-20% of the cost.

MANAGEMENT INFORMATION SYSTEMS

     Our mail order operations are supported by a leading mail order software for order-taking, shipping, credit card authorization, billing, inventory control and maintenance of online perpetual inventory. Lew Magram was one of six development partners involved with the development of this software program. The software program operates on an IBM AS400. The system has recently been upgraded and is Year 2000 compliant, and we believe that it will adequately provide for future growth and expansion.

GOVERNMENTAL REGULATION

     Our direct marketing business and the catalog industry in general are subject to regulation by a variety of state and federal laws relating to, among other things, advertising, imports and sales taxes. The U.S. Federal Trade Commission regulates our advertising and trade practices and the Consumer Product Safety Commission has issued regulations governing the safety of our products. We are also subject to Department of Treasury customs regulations with respect to goods that it directly imports, including customs duties, quotas and other import restrictions.

     As a seller of infants products, we are subject to laws and regulations administered by various states and the Federal Trade Commission. As a seller of bedding products, we are also required to maintain licenses in the various states where it conducts business. These licenses subject us to compliance with a variety of laws and regulations regarding the labeling and cleanliness of its infants products. In addition, we have all of our bedding products produced to the upholstered product specifications required by the flammability laws of the State of California, which we believe to be the most stringent in the United States. We believe that we comply with applicable laws and applicable regulations in all material respects.

INTELLECTUAL PROPERTY

     Our success depends, in part, upon the continued development of strong brand identification for our catalogs and products. We have registered trademark protection for the names Ecology Kids, Lew Magram, Jean Grayson's Brownstone Studio, and Studio Collection among other trademarks, as well as many supporting trade names. We may apply to register other trademarks as we deem appropriate.

COMPETITION

     The markets in which Lew Magram and Brownstone participate are highly competitive. These markets are served by a number of catalog companies and retailers including traditional department stores, discount retailers, and specialty chains. We compete generally in the retail women's apparel market and, more specifically, the direct mail catalog market, with such companies as Brylane, Inc., DM Management, Inc., Lands-End, Inc., Delias, Inc. and Coldwater Creek, Inc. Lew Magram directly competes with catalog retailers that target the market for women ages 35 to 55, which include J. Jill, Spiegel, Victoria's Secret, Chadwick's of Boston and Clifford & Wills. Brownstone directly competes with catalog retailers which target the mature women's market, which include Talbot's, Nicole Somers, Damon's & Draper's, Papillon, as well as specialty store catalogs such as Nordstrom's, Saks and Nieman Marcus. Many of our competitors have substantially greater resources, name recognition and market share than Lew Magram and Brownstone. In the e-commerce area we will compete with companies or sites which are primarily focused on targeting women online such as iVillage.com, Women.com networks, a joint venture between Women.com networks and The Hearst Corp., Microsoft Corporation's womencentral.msn.com, condenet.com and Oxygen Media's Web sites, as well as all apparel companies that sell women's clothing to our target markets on the Internet. Our competitive advantage is the combination of our experienced marketing team, talented merchandising and operational efficiencies. We believe that we can maintain and improve our competitive position in the market by utilizing our proprietary customer database, soliciting new customers, identifying distinct fashion trends and continuing to address the needs and fashion tastes of our customers and leveraging this core business on the Internet.

     The infant products industry is highly competitive. Ecology Kids faces substantial competition in each of its product lines. Ecology Kids competes in a variety of segments within these product categories, including diapers. Ecology Kids competes by focusing on product quality, promotions, name recognition and service. Many of Ecology Kids competitors have substantially greater resources, name recognition and market share than Ecology Kids.

EMPLOYEES


     As of August 27, 1999, we had approximately 321 full-time and 45 part-time employees. Of these employees, twelve were senior executives of StyleSite two of which were employed by Ecology Kids, and three of which were employed by Lew Magram and Brownstone. Lew Magram, Brownstone and Ecology Kids had 48 employees related to marketing and merchandising (including store employees), 153 in its call center, 112 in operations and distribution, and 41 in other administrative positions. None of our employees are represented by a labor union. We consider relations with our employees to be good.


PROPERTIES

     Our executive offices and Lew Magram and Brownstone operations are located at 414 Alfred Avenue, Teaneck, New Jersey, where we lease approximately
72,000 square feet of warehouse and office space. Total fixed monthly charges are approximately $52,000 subject to annual escalation clauses. The lease expires in

August 2001, subject to a three-year renewal option. We also lease approximately 11,000 square feet in the Garment District in New York City at $19,000 per month for its Lew Magram and Brownstone operations.


     We own our warehouse and distribution facilities for Ecology Kids, which is located at 25 Kay Fries Drive, Stony Point, New York. We pay approximately $26,000 per month for both mortgage payments and real estate taxes on our Stony Point facilities. We also operate two retail stores, one located at its Teaneck facility and one located in Secaucus, New Jersey. The Secaucus store is approximately 4,300 square feet. Monthly rent and other fixed charges are approximately $5,000.





LEGAL PROCEEDINGS





We have no notice of any pending material litigation.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY PERSONNEL

     The following table sets forth certain information about our directors, executive officers and key personnel:


NAME                                          AGE    POSITION
- -------------------------------------------   ---    --------------------------------------------------
Robert M. Rubin............................   58     Chairman of the Board
Warren H. Golden...........................   57     Chief Executive Officer, President and Director
Mark J. McSweeney..........................   41     Chief Financial Officer
Julia Aryeh................................   32     Chief Strategic Officer and Director
Irving Magram..............................   48     Director of Catalogs
Michael J. Rayno...........................   52     Vice President of Operations
Sherry Dolin-Shikora.......................   50     Vice President of Creative Services
Robert Kramer..............................   45     Vice President of Marketing
Kenneth Grossman...........................   55     Divisional President of Brownstone
Stuart A. Leiderman........................   55     Divisional President of Ecology Kids and Director
David Abel.................................   57     Director
Irwin Selinger.............................   58     Director
Anthony Towell.............................   68     Director Nominee



     Robert M. Rubin has served as a Director since June 1992 and has been Chairman since November 1996. Since December 5, 1995, Mr. Rubin has been a Director of Help at Home, Inc., a public company engaged in the business of providing homemaker and general housekeeping services to elderly and disabled persons at home. Since 1997, Mr. Rubin has been Chairman of the Board of IDF International, Inc., a company that specializes in civil engineering for federal and state government projects. In October 1996, Mr. Rubin became a director of Med-Emerg International Inc., an operator of nursing homes and related healthcare services. Mr. Rubin has served as a Director of Western Power and Equipment Corporation, a construction equipment distributor, since November 20, 1992. Between November 20, 1992 and March 7 1993, Mr. Rubin served as Chief Executive Officer of Western Power. Since October 1990, Mr. Rubin has served as the Chairman of the Board and Chief Executive Officer of American United Global Inc., a telecommunications and software company. Mr. Rubin was formerly a Director and Vice Chairman, and is a minority stockholder of American Complex Care, Incorporated, a public company which provided on-site health care services, including intradermal infusion therapies. In April 1995, the principal operating subsidiaries of American Complex petitioned in the Circuit Court of Broward County, Florida for an assignment for the benefit of creditors.
Mr. Rubin, a principal stockholder of ERD Waste Corp., a public company specializing in the management and disposal of municipal solid waste, industrial and commercial nonhazardous solid waste and hazardous waste, was ERD Waste Corp.'s Chief Executive Officer until July 1997. In September 1997, ERD Waste Corp. filed for protection under Chapter 11 of the Bankruptcy Code. Mr. Rubin subsequently resigned as Chairman.



     Warren H. Golden was appointed our Chief Executive Officer and President in May 1999 and had been Executive Vice President, Chief Operating Officer and a Director of StyleSite since February 1998. Mr. Golden had been with Lew Magram since 1991 as its Executive Vice President. From 1989 to 1991, Mr. Golden was with S.C. Corporation, most recently as President. From 1983 to 1989, he was Vice President of Operations, Chief Financial Officer and Treasurer of Honeybee, Inc. Prior thereto, Mr. Golden was Senior Vice President, Operations and Control, for Plymouth Shops, a New York apparel retailer. Mr. Golden is a graduate of Long Island University.



     Mark J. McSweeney has been Chief Financial Officer since May 1999. From 1998 to 1999, he was Executive Vice President with Atlantic Rancher Co., an upscale men's apparel cataloger. From 1990 to 1998 he was with New England Serum Co., a business to business and consumer multi-title cataloger of pet supplies, as its Vice President of Finance/Administration. From 1986-1990, he was Controller with Woodcraft Supply Corp., a woodworking tool cataloger. From 1982 to 1986, he was with Markline Co., Inc, a consumer electronics cataloger as its controller. Mr. McSweeney is a graduate of Suffolk University, Boston, MA.



     Julia Aryeh has been the Chief Strategic Officer since February 1999. From 1996 through February 1999, Ms. Aryeh was a Vice President of Investment Banking at Josephthal and Co. Inc. where she acted as our financial advisor from April 1998 until joining Diplomat. Prior to Josephthal, Ms. Aryeh practiced securities and corporate law at the Law Firm of Shereff Friedman Hoffman & Goodman LLP from January 1995 through January 1996. Prior to that Ms. Aryeh practiced securities law at the law firm of Kelly Drye & Warren from July 1992 through December 1994.



     Irving "Erv" Magram became President of menswear cataloger Lew Magram Ltd. in 1980. From 1981 to 1984, Lew Magram Ltd. reinvented itself to become a leading direct marketer of women's fashions. Under his leadership, the company grew to over $50 million in sales. Lew Magram Ltd. was acquired in 1997. Mr. Magram is currently our Director of Catalogs.



     Michael J. Rayno rejoined our company in 1999 as Vice President of Operations. From 1997 to 1999, he was Vice President of Operations for 1-800-Present, a gift certificate direct marketer. From 1991 to 1997, he was Lew Magram Ltd.'s Vice President of Operations. From 1989 to 1991, Mr. Rayno was Vice President of Operations for Micro Warehouse, a computer hardware and software direct marketer. From 1987 to 1989, he was Director of Operations for Honeybee by Mail, a direct mail apparel company. From 1975 to 1987, he was Manager of Operations of W. Atlee Burpee Co., a garden supplies direct marketer.


     Sherry Dolin-Shikora has been Lew Magram's Vice President of Creative Services since 1988. Prior to that, she served as Director of Retail and Catalog Advertising and Marketing for Coward Shoe. She spent a number of years with consumer advertising agencies specializing in the casino/hotel industry, where she was Account Supervisor, as well as Radio and TV Copywriter and Producer.
Ms. Dolan has a Master's Degree in Literature from Temple University in Philadelphia.

     Robert A. Kramer joined Lew Magram in 1991 as Marketing Manager and became Vice President in 1993. From 1976 to 1986, he held numerous merchandising positions at Saks Fifth Avenue, including management, buying, and catalog administration. During his next four years, he was Circulation Manager, then Marketing Manager for the cataloger Comfortably Yours. He was educated at Washington University, St. Louis.


     Kenneth Grossman founded the Brownstone Studio catalog in 1972 and served as its president until October 1997. Mr. Grossman became divisional President of our Brownstone subsidiary when we acquired the assets of Wilroy Inc. and Jean Grayson's Brownstone Studio, Inc. in October 1997. Mr. Grossman holds a bachelors degree from Princeton University and a law degree from New York University Law School.



     Stuart A. Leiderman was appointed as Divisional President of Ecology Kids, Inc. in October 1998. Previously to that date he served as Executive Vice President of Sales and Marketing since July 1989, and has been a Director of StyleSite since June 1992. From 1985 to 1989, Mr. Leiderman was a Divisional Vice President for Hasbro, Inc., Playskool Baby Division, a company engaged primarily in the development, sales and marketing of toys.



     Irwin Selinger has been a director since September 1999. Mr. Selinger is the president of Selinger Capital Management, LLC, a management consulting firm. He was founder of Graham-Fields Health Products, a health care products manufacturer and distributor and, from 1987 to 1998, its Chairman and Chief Executive Officer. From 1982 to 1987, he was Chairman and Chief Executive Officer of Patient Technology, Inc. From 1968 to 1979, he was Chairman and Chief Executive Officer of Surgicot, Inc., a manufacturer of sterilization indicators, which was sold to Squibb Corporation.


     David Abel has been a Director since May 1998. Mr. Abel has been president of United Realty since its inception in 1972, an industrial and commercial real estate company. Mr. Abel has served as a director of numerous companies, and is currently a director of M.S. Farrell Holdings, Inc. and Innapharma, Inc.
Mr. Abel is a member of the Society of Industrial Realtors and The Commercial Industrial Brokers Society. Mr. Abel received his BA from the Bernard Baruch School of Business in 1962.


     Anthony Towell was appointed as a director in September 1999 effective upon the closing of this offering. For more than five years he has been the Vice President of Finance, Treasurer, Chief Financial Officer, Co-Chairman, and a Director of Eastco Industrial Safety Corp., a public manufacturing company specializing in industrial safety. Since July 1991, Mr. Towell was also a director of Ameridata Technologies, Inc., until its recent sale to General Electric Capital, Inc. He had also been in the petroleum business with the Royal Dutch Shell group since 1957. Mr. Towell is also a director of Gulf West Oil and Windswept Environmental Group, Inc.



     We currently have two independent directors and a third effective with this offering. Directors are elected for one-year terms or until their successors are elected, and officers serve at the pleasure of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     No member of StyleSite's Compensation Committee is a current or former officer or employee of StyleSite. Robert Rubin, a member of the Compensation Committee, has made substantial equity and debt investments in StyleSite, has personally guaranteed a portion of the First Source loan facility, was a controlling stockholder of Lew Magram, Ltd. immediately prior to the acquisition by StyleSite, and has a consulting agreement with StyleSite. See "Certain Transactions."


COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     To our knowledge, no officers, directors, beneficial owner of more than ten percent of any class of our equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or any other person subject to Section 16 of the Exchange Act with respect to Diplomat, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year, which ended September 30, 1998.

EXECUTIVE COMPENSATION


     The following table sets forth certain information regarding compensation paid by StyleSite during each of the last three fiscal years to our Chief Executive Officer and to each of our four most highly compensated executive officers who earned in excess of $100,000.


                           SUMMARY COMPENSATION TABLE


                                                                                      LONG TERM COMPENSATION
                                                           ANNUAL                ---------------------------------
                                                        COMPENSATION                              SECURITIES
                                                    ---------------------        OTHER ANNUAL     UNDERLYING
NAME AND PRINCIPAL POSITION                          YEAR       SALARY           COMPENSATION    OPTIONS/SARS (#)
- --------------------------------------------------  -------   -----------        -------------   -----------------
Warren H. Golden
  Chief Executive Officer and President...........  9/30/98       245,387                  0                0
                                                    9/30/97        50,000(1)               0                0

Irving Magram
  Director of Catalogs............................  9/30/98       245,387                  0                0
                                                    9/30/97        50,000(1)               0                0

Kenneth Grossman
  Divisional President--Brownstone................  9/30/98       183,502                  0           26,923

Stephanie Sobel(2)................................  9/30/98       193,025                  0                0
                                                    9/30/97        43,125(1)               0                0

Jonathan Rosenberg(3).............................  9/30/98       225,000                  0                0
                                                    9/30/97       190,769                  0           19,231
                                                    9/30/96       130,804                  0            5,769

Sheldon R. Rose(4)................................  9/30/96       159,375                  0                0


- ------------------


(1) Salaries for Irving Magram, Warren H. Golden, and Stephanie Sobel for the fiscal year ending September 30, 1997 are included only for the period from July 1, 1997, the effective date StyleSite acquired Lew Magram, Ltd., through September 30, 1997. Prior to the acquisition of Lew Magram Ltd. on July 1, 1997, their annual salaries were as follows: Irving Magram, $300,000; Warren H. Golden, $287,500; Stephanie Sobel, $172,500.



(2) Ms. Sobel resigned as Executive Vice President in July 1999.



(3) Mr. Rosenberg served as President and Chief Executive Officer from November 1996 to May 1999. In May 1999, Mr. Rosenberg left StyleSite and is entitled to six months salary, payable weekly, as part of his severance arrangement.





(4) Mr. Rose resigned as President and Chief Executive Officer in November 1996.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning stock options granted to each of the executives named in the Summary Compensation Table for the fiscal year ending September 30, 1998:

                                              PERCENTAGE OF
                                              TOTAL OF                                      POTENTIAL REALIZABLE VALUE
                               NUMBER OF       OPTIONS                                      AT ASSUMED ANNUAL RATES OF
                                SHARES        GRANTED TO                                     STOCK PRICE APPRECIATION
                               UNDERLYING     EMPLOYEES         EXERCISE                        FOR OPTION TERM(1)
                               OPTIONS        DURING FISCAL     PRICE PER     EXPIRATION    --------------------------
NAME                           GRANTED          YEAR             SHARE          DATE               5%
- ---------------------------    ----------     -------------     ---------     ----------    --------------------------
Kenneth Grossman(2)........      26,923          50%              35.75         3/24/03              $266,000


NAME                                10%
- ---------------------------  --------------------------
Kenneth Grossman(2)........           $588,000


- ------------------

(1) The amounts shown in these columns represent the potential realizable values using the options granted and the exercise price. The assumed rates of stock price appreciation are set by the Securities and Exchange Commission's executive compensation disclosure rules and are not intended to forecast appreciation of the common stock.


(2) Of the options granted to Kenneth Grossman, 7,692 are exercisable over a four year period subject to Brownstone reaching certain earnings criteria, and 19,231 options are exercisable over time, of which 7,692 are currently exercisable. Excludes 26,923 options granted to Joan Grossman, Kenneth Grossman's wife and an employee of Brownstone, which options are on the same terms as the options granted to Kenneth Grossman.


FISCAL YEAR-END OPTION VALUES

     As of September 30, 1998, no options have been exercised by the executives named in the Summary Compensation Table. The following table sets forth certain information concerning the number of shares covered by both exercisable and unexercisable stock options as of September 30, 1998. Also reported are values of "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of our common stock as of September 30, 1998.


                                                       NUMBER OF SHARES SUBJECT TO            VALUE OF IN-THE-MONEY
                                                         UNEXERCISED OPTIONS AT              OPTIONS AT FISCAL YEAR
                                                             FISCAL YEAR-END                         END(1)
                                                      -----------------------------       -----------------------------
NAME                                                  EXERCISABLE     UNEXERCISABLE       EXERCISABLE     UNEXERCISABLE
- --------------------------------------------------    -----------     -------------       -----------     -------------
Jonathan Rosenberg(2).............................       16,538           10,000            $18,750          $12,500
Kenneth Grossman..................................        7,692           19,231                  0                0


- ------------------


(1) Based on the closing bid price of our common stock of $1.125 per share on September 30, 1998 multipled by thirteen to give effect to the 1-for-13 reverse stock split.


(2) As part of Mr. Rosenberg's severance agreement (entered into subsequent to September 30, 1998), all of his options become immediately exercisable, contain a cashless exercise feature and the underlying stock has registration rights.

EMPLOYMENT AGREEMENTS


     Warren H. Golden has an employment agreement with us which provides that Mr. Golden will be employed as StyleSite's Chief Operating Officer and Executive Vice President and Lew Magram's Executive Vice President, subject to annual renewals, at an annual salary of $235,000 subject to certain periodic increases based on performance. The employment agreement, which terminates in February 2001, may only be earlier terminated by us for cause as defined in the agreement. Mr. Golden was appointed as StyleSite's Chief Executive Officer and President on May 21, 1999.



     Irving Magram has an employment agreement with us which provides that Mr. Magram will be employed as Divisional President of Lew Magram, subject to annual renewals, at an annual salary of $235,000 subject to certain periodic increases based on performance. The employment agreement, which terminates in February, 2001, may only be earlier terminated by us for cause as defined in the agreement. Mr. Magram was appointed as StyleSite's Director of Catalogs in July 1999.

     In accordance with their respective employment agreements, Messrs. Golden and Magram will also receive cash bonuses based on Lew Magram meeting certain profitability criteria. The maximum aggregate cash payment to Messrs. Golden and Magram under this bonus arrangement is $185,000 per year.


     Julia Aryeh has an employment agreement with us which provides that Ms. Aryeh will be employed as our Chief Strategic Officer and Secretary, subject to annual renewals, at an annual salary of $200,000 subject to certain periodic increases based on performance. The employment agreement, which terminates in February, 2002, may only be earlier terminated by us for cause as defined in the agreement.

     Kenneth S. Grossman has an employment agreement with us which provides that Mr. Grossman is employed as Brownstone's Divisional President at an annual salary of $200,000, plus certain other benefits, including an annual bonus of up to $250,000 based on Brownstone meeting certain income criteria. Mr. Grossman's agreement also provides for Mr. Grossman to receive $10,000 per year for merchandise consulting. The employment agreement, which terminates in October 2002, may only be earlier terminated by us for cause as defined in the agreement.

     Each of the foregoing employment agreements contain a provision prohibiting such employee from competing with us for one year after the employee terminates his or her position with us or our subsidiaries other than for cause, as defined in the respective employment agreement.

     Robert M. Rubin, Chairman of the Board, has a financial consulting agreement with us pursuant to which Mr. Rubin is paid $200,000 per annum. The agreement terminates in December, 2002.


     On May 21, 1999, we entered into a severance agreement with Jonathan Rosenberg. The agreement provides that Mr. Rosenberg will be paid six months severance equal to $112,500 plus twelve months of health and other benefits. The agreement terminated Mr. Rosenberg's employment agreement which would have expired on February 15, 2002. Mr. Rosenberg resigned as Chief Executive Officer, President and Director on May 21, 1999.



     On July 21, 1999, we entered into a severance agreement with Stephanie Sobel. The agreement terminated Ms. Sobel's employment agreement that would have expired on February 19, 2001. Ms. Sobel was released from her non-compete obligations under her employment agreement in return for, among other consideration, waiving any rights she may have had for future salary or cash bonuses under the employment agreement. Ms. Sobel resigned as Executive Vice President and Director on July 13, 1999.


STOCK OPTION PLANS

  1998 Stock Option Plan


     Our 1998 stock option plan was adopted by the Board of Directors in February 1998 and approved by the stockholders in May 1998. Under the 1998 plan, we are authorized to issue options to purchase up to 92,308 shares of common stock. All officers and other employees and as well as other persons who perform significant services for or on behalf of us are eligible to participate in the 1998 plan. The plan is administered by the Board or a committee of the Board of two or more non-management directors.


     We may grant under the 1998 plan both incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and stock options that do not qualify for incentive treatment under the Code.


     The exercise price of each incentive stock option under the plan will be determined by the committee, but will be not less than 100% of the fair market value of common stock on the date of grant (or 110% in the case of an employee who at the time owns more than 10% of the total combined voting power of all classes of capital stock). The nonstatutory option exercise price will be determined by the committee, but will not be less than 85% of the common stock on the date of grant.



     In the discretion of the committee and upon receipt of all regulatory approvals, an optionee may be permitted to utilize a cashless exercise or deliver as payment in whole or in part of the exercise price certificates for shares of common stock (valued for this purpose at its fair market value on the day of exercise) or other property.

     An incentive stock option granted under the plan may not be exercisable after the expiration of ten years from the date it is granted. Without limiting the generality of the foregoing, the committee may provide in the stock option agreement that the option subject thereto expires 30 days following the termination of employment for any reason other than death or disability or twelve months following a termination of employment for disability or death; provided, however, that in no event shall any option granted under the plan be exercised after the expiration date of such option set forth in the applicable stock option agreement.


     If the outstanding shares of common stock are changed into, or under the plan, exchanged for cash or different number or kind of our securities or another corporation's securities through reorganization, merger, recapitalization, reclassification, stock split-up, reverse-stock split, stock dividend, stock consolidation, stock combination, stock reclassification or similar transaction, an appropriate adjustment will be made by the committee in the number and kind of shares as to which options may be granted. In the event of such change or exchange, other than for securities or of another corporation or by reason of reorganization, the committee will also make a corresponding adjustment in the number or kind of shares, and the exercise price per share allocated to unexercised options or portions thereof, of options which have been granted prior to such change. Any such adjustment, however, will be made without change in the total price applicable to the unexercised portion of the option but with a corresponding adjustment in the price for each share (except for any change in the aggregate price resulting from rounding-off of share quantities or prices).



     Under the plan, we have outstanding options to purchase an aggregate of 92,308 shares of common stock, 53,846 of which are exercisable at $35.75 per share and 38,461 of which are exercisable at $13.00, all of which are held by our employees. Options to purchase 33,333 shares of common stock become exercisable upon Brownstone meeting certain minimum net income. The remaining outstanding options become exercisable over four years.


  1992 Stock Option Plan


     Our 1992 stock option plan provides for the issuance of up to 15,385 shares of common stock. The terms of the plan are substantially similar to the 1998 Plan. We have outstanding options to purchase an aggregate of 10,000 shares, exercisable at $19.50 per share, all of which are held by affiliates or employees of StyleSite at the time of grant.


  August 1996 Stock Option Plan


     We also established a stock option plan providing for the issuance of options to purchase up to 115,385 shares of common stock to our directors, officers, key employees and consultants. We have granted directors, officers and key employees an aggregate of 11,538 nonstatutory options at an exercise price of $32.50 per share. Excluding the fact that options granted under the plan cannot qualify as incentive stock options, the terms of the August 1996 Plan are substantially similar to the 1998 Plan.


  November 1996 Stock Option Plan


     Under our November 1996 stock option plan, options to purchase up to 1,192,308 shares of common stock may be granted to employees, officers, directors and other persons who provide services to us. To date, 69,231 of such options are exercisable at an exercise price of $13.00 and 50,000 are exercisable at $30.875. The options to be granted under the plan may be designated as incentive stock options or nonstatutory options. Other than the fact that officers and directors who currently own more than 5% of the issued and outstanding stock are not eligible to participate in the plan, the terms of the November 1996 plan are substantially similar to the 1998 plan. In September 1999, the board of directors increased the number of shares reserved under the plan by one million after giving effect to any reverse split. We anticipate granting options to purchase one million shares to directors, officers and key employees at 110% of the offering price, but the allocation has not yet been determined.

EMPLOYEE BENEFIT PLANS

  Employee Pension Plan

     In 1985, we instituted a pension plan, which is a defined benefit pension plan maintained for all employees. Benefits are payable based on 60% of average compensation for the three highest paid consecutive years of service, reduced for less than 29 years of service retirement. The pension plan is funded as required by the Employee Retirement Income Security Act of 1974 and does not require employee contributions. Full vesting occurs immediately upon joining the plan. As of February 1993, the pension plan was curtailed and no additional pension benefits will accrue.

  Profit Sharing and 401(k) Plans

     Lew Magram has a profit sharing program established on April 1, 1981. On July 1, 1993, Lew Magram amended the Plan to include 401(k) provisions. All employees servicing either the Lew Magram or Brownstone subsidiaries are invited to participate in the plan after the required waiting period and while they work the minimum hours required. Lew Magram and Brownstone match employee 401(k) contribution on the basis of 25% of the employee's first 5% of 401(k) withholdings. As of December 31, 1998, the entire plan had assets of approximately $2.3 million. Benefits vest on a 5-year schedule. Vesting and eligibility for matching requires the employee to be employed as of the last day of each plan year.

     We also have a 401(k) plan in effect for employees of the Ecology Kids subsidiary, which was established on January 1, 1997. As of December 31, 1998, the plan had assets of approximately $175,000.

DIRECTORS' COMPENSATION AND COMMITTEES


     In May 1997, we issued to Howard Katz and Wesley C. Fredericks, Jr. options to purchase up to 3,846 shares and 7,692 shares of common stock, respectively. The options are exercisable at $30.875 per share and terminate in 2001. In June 1998, we issued to David Abel options to purchase 7,692 shares of common stock at $13.00 per share which options terminate in May 2003. The options were granted in connection with each of Messrs. Katz, Fredericks and Abel agreeing to serve on the Board of Directors. Mr. Fredericks resigned as a director in December 1998 and Mr. Katz resigned in September 1999. We have not paid and do not presently propose to pay compensation to any director for acting in such capacity, except for the grant of options and reimbursement for reasonable out-of-pocket expenses in attending meetings.



     We have three formal committees; the Audit Committee, which consists of David Abel, Irwin Selinger and, as special advisor, Mark J. McSweeney; the Compensation Committee, which consists of Robert M. Rubin, Irwin Selinger and David Abel; and the Corporate Governance Compliance Committee, which consists of Warren H. Golden and Robert M. Rubin. We do not currently have a stock option committee or a nominating committee.


     The functions of the Audit Committee include: (i) recommending for approval by the Board of Directors a firm of certified public accountants whose duty it will be to audit our financial statements for the fiscal year in which they are appointed, and (ii) to monitor the effectiveness of the audit effort, our internal financial and accounting organization and controls and financial reporting. The Audit Committee will also consider various capital and investment matters.

     The Compensation Committee is responsible for establishing compensation arrangements for officers and directors, reviewing benefit plans and administering each of our stock option plans.

     The Corporate Governance Compliance Committee is responsible for reviewing us on an ongoing basis regarding compliance with the corporate governance standards, including Nasdaq rules and standards.

     The Board of Directors does not have a standing nominating committee. Nominations for election to the Board of Directors may be made by the Board of Directors, or by any shareholder entitled to vote for the election of directors.

     Special meetings may be held from time to time to consider matters for which approval of the Board of Directors is desirable or is required by law. The Board of Directors met once during fiscal 1998 and acted on numerous matters by written consent. The Audit, Compensation and Corporate Governance Compliance Committees did not meet during fiscal 1998.

EXECUTIVES' COMPENSATION POLICIES

     Compensation of our executives is intended to attract, retain and award persons who are essential to the corporate enterprise. The fundamental policy of our executive compensation program is to offer competitive compensation to executives that appropriately rewards the individual executive's contribution to corporate performance. The Board of Directors utilizes subjective criteria for evaluation of individual performance and relies substantially on the executives in doing so. The Board focuses on two primary components of our executives compensation program, each of which is intended to reflect individual and corporate performance: base salary compensation and long-term incentive compensation.

     Executives' base salaries are determined primarily by reference to compensation packages for similarly situated executives of companies of similar size or in comparable lines of business with whom we expect to compete for executive talent and with reference to revenues, gross profits and other financial criteria. The Board also assesses subjective qualitative factors to discern a particular executive's relative value to the corporate enterprise in establishing base salaries.

     It is the Board's philosophy that significant stock ownership by management creates a powerful incentive for executives to build long-term shareholder value. Accordingly, the Board believes that an integral component of executive compensation is the award of equity-based compensation, which is intended to align executives' long-term interests with those of our shareholders. Awards of stock options to executives have historically been at then-current market prices. The Board believes that option grants should be considered on an annual basis.

PERFORMANCE GRAPH

     Below is the line graph comparing the yearly percentage change in our common stockholders' return with the Nasdaq Stock Market (U.S.) Index and the Nasdaq Non-Financial Index from our initial public offering in November 1993 through September 1998.

                          [LINE CHART APPEARS HERE]

                                              CUMULATIVE TOTAL RETURN
                                     ----------------------------------------
                                     11/4/93  9/94   9/95   9/96   9/97  9/98
                                     -------  ----   ----   ----   ----  ----
StyleSite Market, Inc. ............    100    162      64     27     62    23
NASDAQ Stock Market (U.S.) ........    100     99     136    162    222   227
NASDAQ Non-Financial...............    100     96     134    157    211   213

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth, as of September 27, 1999, except as otherwise provided, information with respect to beneficial ownership of the common stock by (i) each director, (ii) each current executive officer named in the Summary Compensation Table under "Management", (iii) the executive officers and directors as a group and (iv) each person known to us who beneficially owns 5% or more of the outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and includes shares of common stock issuable upon conversion or exchange of outstanding preferred stock, or subject to options, or warrants exercisable or convertible within 60 days and after giving effect to the proposed 1-for-13 reverse stock split. The percentage of stock outstanding for each stockholder is calculated by dividing (i) the number of shares of common stock deemed to be beneficially held by such stockholder as of September 27, 1999 by (ii) the sum of (A) the number of shares of common stock outstanding as of September 27, 1999 plus (B) the number of shares issuable upon exercise of options or warrants held by such stockholder which were exercisable as of September 27, 1999 or which will become exercisable within 60 days after September 27, 1999. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise indicated, the address of each person listed below is c/o StyleSite Marketing, Inc., 414 Alfred Avenue, Teaneck, New Jersey 07666.



                                                                                               PERCENTAGE    PERCENTAGE
                                                                         NUMBER OF SHARES      BEFORE         AFTER
NAME AND ADDRESS                                                         BENEFICIALLY OWNED    OFFERING      OFFERING
- ----------------------------------------------------------------------   ------------------    ----------    ----------
The Rubin Family Irrevocable
  Stock Trust U/A dated April 30, 1997(1) ............................        4,149,480             82%           59%
  18 Pinetree Drive
  Great Neck, New York 11024
Tadeo Holdings, Inc.(2)...............................................          389,700              7%            5%
  5 Hanover Square
  New York, New York 10004
Irving Magram.........................................................           71,792              1%            1%
Warren H. Golden(3)...................................................           36,041              *             *
Stuart Leiderman(4)...................................................           25,231              *             *
Kenneth Grossman(5)...................................................           15,384              *             *
Julia Aryeh(6)........................................................            9,615              *             *
David Abel(7).........................................................            7,692              *             *
Irwin Selinger........................................................                0              0             0
Robert M. Rubin(1)....................................................                0              0             0
All officers and directors as a group (8 persons).....................          165,755              3%            2%


- ------------------

*     less than one percent

(1)   Robert M. Rubin, the Chairman of the Board, is the spouse of the Trust's co-trustee and parent of the Trust's beneficiaries and may be deemed to be a beneficial owner of these shares. Mr. Rubin disclaims beneficial ownership of these shares.

(2)   Represents 82,008 shares of common stock currently owned and 307,692 shares of common stock issuable upon conversion of outstanding Series G Preferred Stock assuming a conversion price of $3.25 per share, the closing bid price on September 27, 1999, after giving effect to the proposed 1-for-13 reverse split. The Series G
      Preferred Stock held by Tadeo Holdings is convertible into the number of shares equal to $1,000,000 divided by the average of the closing bid prices for the lowest five of the twenty trading days immediately preceding the date of conversion. We intend to redeem this Series G Preferred Stock out of the proceeds of this offering.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(3)   Represents 32,195 shares of common stock currently owned and 3,846 shares of common stock issuable upon exercise of currently exercisable options granted under the November 1996 stock option plan. Mr. Golden also has additional options to purchase 11,538 shares of common stock which are not currently exercisable and not exercisable in the next 60 days.

(4)   Represents 20,616 shares of common stock currently owned, and 4,615 shares of common stock issuable upon exercise of currently exercisable options granted under the November 1996 stock option plan. Mr. Leiderman also has additional options to purchase 3,077 shares of common stock which are not currently exercisable and will not become exercisable in the next 60 days.

(5)   Represents 7,692 shares of common stock issuable upon exercise of currently exercisable options granted under the 1998 stock option plan, and 7,692 shares of common stock issuable upon exercise of currently exercisable options granted under the 1998 stock option plan to Joan Grossman, Kenneth Grossman's wife and an employee of
      Brownstone. Each of Kenneth Grossman and Joan Grossman has an additional 11,538 options under the 1998 stock option plan which are not currently exercisable and will not become exercisable in the next 60 days, and an additional 7,692 options under the 1998 stock option plan which are not currently exercisable and will become exercisable only upon Brownstone meeting certain minimum earnings criteria which, at the present, have not been achieved.

(6)   Represents 9,615 shares of common stock issuable upon exercise of currently exercisable options granted pursuant to the 1998 stock option plan. Ms. Aryeh also has an additional 28,846 options which are not currently exercisable and will not become exercisable within the next 60 days.

(7)   Represents 7,692 shares of common stock issuable upon exercise of currently exercisable options granted pursuant to the November 1996 stock option plan.




PROPOSAL OF CHANGE OF CONTROL



     The Rubin Family Irrevocable Stock Trust, at the request of the underwriter, Donald & Co., has granted, simultaneous with the closing of this offering, a two-year irrevocable proxy to our independent director, Anthony Towell, to vote, with some exceptions, the number of our shares of common stock the Trust owns so that the Trust will only have voting power up to a maximum of 25% of our outstanding common stock. For example, after this offering we will have outstanding approximately 7.1 million shares. The Trust will be able to vote approximately 1.77 million shares and Mr. Towell will have the power to vote the Trust's remaining 2.38 million shares. This irrevocable proxy gives Mr. Towell voting power over approximately 34% of our voting shares which would give him significant influence over the outcome of matters submitted to the stockholders for approval, including the election of our directors, and, as a result, have significant influence over our affairs and management.



     The irrevocable proxy does not apply to:



     o a vote to merge our company with another company or sell all or substantially all of our assets to another company not affiliated with the Trust or Robert Rubin;



     o a vote to dissolve our company;



     o a vote to cause the company to file for bankruptcy; and



     o a vote to contest an involuntary bankruptcy.



     The irrevocable proxy terminates two years from the closing of this offering or at such time that the Trust's beneficial ownership in our common stock is less than 40% of the outstanding common stock, at which time, the Trust will have the right to vote all of the stock it owns.

                              CERTAIN TRANSACTIONS


     From time to time, we have engaged in various transactions with our directors, executive officers and other affiliated parties. The following paragraphs summarize certain information concerning these transactions to the extent that they occurred during the past three fiscal years. For the transactions occurring prior to July 1997, we had only one independent board member, who approved these transactions. The transactions occurring from March 1999 to July 1999 were approved by one independent board member with our other independent board member absent from those meetings. All other transactions were approved by both of our independent board members. Unless otherwise stated, the following information is adjusted to show common stock issuances as if the proposed 1-for-13 reverse split of our common stock had occurred prior to the transaction.


     We have a financial consulting agreement with Robert M. Rubin, Chairman of the Board, providing for the payment to him of $200,000 per annum. Mr. Rubin consults with us on financial management and long term planning matters, including consideration of acquisitions. The agreement terminates in December 2000.


     In February 1996, Mr. Rubin loaned us $2,353,500 to be used as part of the acquisition price of Biobottoms, Inc. which we sold in April 1998. In connection with such loan, we issued Mr. Rubin 100,000 shares of our Series A Preferred Stock, convertible into 76,923 shares of common stock at the option of Mr. Rubin. Mr. Rubin transferred the shares to the Rubin Family Irrevocable Stock Trust which converted the Series A Preferred Stock in November 1998.



     On September 9, 1996, we entered into an arrangement with Gersten, Savage & Kaplowitz, LLP which provided that Gersten Savage will provide certain legal and consulting services to us over an extended period of time. As compensation for its services, certain individual members of Gersten Savage received an aggregate of 26,923 shares of common stock and options to purchase an aggregate of 11,538 shares of common stock at $32.50 per share. Of such securities, 12,115 shares of common stock and 5,192 options were issued to Wesley C. Fredericks, who was a Director and resigned on December 31, 1998.



     We issued to Mr. Rubin an aggregate of 42,308 shares of common stock in consideration of Mr. Rubin's waiver of certain compensation owed to him and for restructuring certain debt owed to him, waiving certain defaults and providing an additional loan to us in the aggregate amount of $600,000.



     As of September 30, 1996, the $600,000 loan was converted into 60,000 shares of Series C Preferred Stock. The Series C Preferred Stock, which has a liquidation value of $10.00 per share, is convertible into common stock at 75% of the current market price based on the average closing price for the common stock for the 10 days preceding the conversion. Each share of Series C Preferred Stock entitles the holder to 10 votes per share. The Series C Preferred Stock pays an annual dividend of 9%, based on the per share liquidation value. In the event that the dividend, which is payable monthly, is not paid for three consecutive months, the holder is entitled to an additional 7,692 shares of common stock for each month that the dividend is not paid. Mr. Rubin transferred the shares to the Trust.



     As of September 30, 1996, Mr. Rubin converted an aggregate of approximately $2,900,000 in outstanding debt into an aggregate of 290,000 shares of Series B Preferred Stock. The Series B Preferred Stock, which has a liquidation value of $10 per share, is convertible into common stock at 75% of the current market price based on the average closing price for the common stock for the 10 days preceding the conversion. In addition, each share of Series B Preferred Stock entitles the holder thereof to 10 votes per share. The Series B Preferred Stock pays an annual dividend of 9%, based on the per share liquidation value. In the event that the dividend, which is payable monthly, is not paid for three consecutive months, the holder is entitled to an additional 7,692 shares of common stock for each month that the dividend is not paid. Mr. Rubin transferred the shares to the Trust.



     In November 1996, we issued an aggregate of 81,538 options to 35 employees, including two executive officers and one outside director, pursuant to the November 1996 stock option plan. The options are exercisable at $13.00 per share, vest over a period of five years, and expire ten years from the date of grant, if not sooner due to termination or death of the employee. Options to acquire 47,692 shares were granted to certain employees of Biobottoms Inc., which we subsequently sold, and expired in July, 1998.

     In March 1997, we issued 4,017 shares of common stock to Mr. Rubin in lieu of the dividend payments due under the Series B and Series C Preferred Stock, as well as for an adjustment in consulting fees, for the period from January 1, 1997 through March 31, 1997. In May 1999, we issued 11,538 shares of common stock in lieu of the dividend payments due under the Series B and Series C Preferred Stock.



     In May 1997, we issued 15,384 shares of common stock to Mr. Rubin in consideration of Mr. Rubin extending loans to us as well as extending a personal guarantee to Congress in connection with our loan facilities.



     In May 1997, Robert Rubin and Jay Kaplowitz acquired all of the outstanding senior convertible preferred stock of Lew Magram Ltd. for $2 million, which was convertible into one-half of the outstanding common stock of Lew Magram Ltd. after giving effect to the conversion. The purpose for the investment was to provide Lew Magram Ltd. with sufficient working capital to maintain operations until StyleSite and Lew Magram Ltd. could reach an agreement for the acquisition by StyleSite of Lew Magram. In December 1997, StyleSite entered into an Agreement and Plan of Merger with Lew Magram Ltd., Robert Rubin, Jay Kaplowitz, Irving Magram, Warren Golden and Stephanie Sobel, all of the shareholders of Lew Magram Ltd. Simultaneous with the closing of the merger on February 19, 1998, Lew Magram Ltd. merged with Magram Acquisition Corp. resulting in Lew Magram becoming a wholly owned subsidiary of StyleSite. Prior to the closing Messrs. Magram and Golden and Ms. Sobel owned all of the outstanding common stock of Lew Magram Ltd. and Messrs. Rubin and Kaplowitz owned all of the outstanding senior convertible preferred stock of Lew Magram Ltd. At the closing of the Merger, StyleSite issued 95,000 shares of the Series D Preferred Stock to each of the Lew Magram Ltd. shareholders of which Mr. Rubin received 46,253 shares,
Mr. Magram received 24,999 shares (excluding 2,497 shares sold to third parties who converted the shares to common stock), Mr. Kaplowitz received 5,417 shares, Mr. Golden received 10,556 shares, and Ms. Sobel received 5,278 shares. In addition, Mr. Magram, Mr. Golden and Ms. Sobel received 7,692, 5,128 and 2,564 shares of StyleSite's common stock, respectively, excluding 3,846 shares of StyleSite's common stock issued to their counsel at the closing. Each share of StyleSite's Series D Preferred Stock is convertible into 2,564 shares of StyleSite's common stock. Each of the Lew Magram Ltd. shareholders have agreed to indemnify StyleSite for any material breach of the representations made by Lew Magram Ltd. in the Merger Agreement limited to $9,500,000 and which claims for indemnification must be brought within one year of the closing date of the Merger. Messrs. Rubin and Kaplowitz assigned to StyleSite their rights to any claim either of them may have for breach of any warranty made by Lew Magram Ltd. in the May 1997 Senior Convertible Preferred Stock Purchase Agreement in return for a release of their indemnification obligations under the Merger Agreement. Mr. Rubin transferred his shares to the Trust. All of the Series D Preferred Stock was converted in May 1999.



     In September 1997, Robert Rubin and Jay Kaplowitz advanced an aggregate of $2,205,000 for the financing of Jean Grayson's Brownstone Studio, Inc. prior to the purchase by StyleSite, as well as for working capital.



     In October 1997, in part to raise capital for our acquisition of substantially all of the assets of Brownstone out of bankruptcy, we completed a private offering of our securities which raised $3,630,000 from accredited investors. The private placement consisted of units, each unit consisting of ten shares of Series E Preferred Stock and 7,500 shares of common stock at a purchase price of $10,000 per unit. As a result, we issued an aggregate of 3,630 shares of Series E Preferred Stock and 200,673 shares of common stock. Robert Rubin and Jay Kaplowitz purchased an aggregate of 220.5 of the units for $2,205,000, the proceeds of which repaid the $2,205,000 advance by Messrs. Rubin and Kaplowitz made in September 1997. Mr. Rubin transferred his shares to the Trust. In April 1999, an additional 75 shares of Series E Preferred Stock and 2,959 shares of common stock were issued to a shareholder.



     In March, 1999, StyleSite issued 32,440 Series F Preferred Stock plus 26,617 shares of common stock for an aggregate amount of $3,244,000. Of this amount, 5,000 shares of Series F Preferred Stock and 4,103 shares of common stock were issued to an investor for a cash contribution of $500,000, which the Series F Preferred Stock shall be redeemed out of the proceeds of this offering. 17,200 shares of Series F Preferred Stock and 14,112 shares of common stock were issued to the Trust for a cash contribution of $1.72 million. Mr. Rubin received 10,240 shares of Series F Preferred Stock and 8,402 shares of common stock for

(i) converting his $200,000 principle amount loan, (ii) converting his $500,000 loan in connection with the Fashionmall.com advance, and (iii) advancing $324,000 directly to StyleSite's catalog printer. Mr. Rubin transferred his shares to the Trust.


     Our principal working capital credit facility was provided by Congress Financial Corporation. The lines of credit between Congress and us were personally guaranteed by Mr. Rubin up to an aggregate amount of approximately $1,000,000. In addition, Mr. Rubin provided cash collateral in the amount of $1 million and Jay Kaplowitz provided cash collateral in the amount of $100,000 to increase availability under the Congress credit facility.


     We refinanced our asset based loan facility in May, 1999. We obtained a $17 million loan facility from First Source Financial LLP and terminated the Congress credit facilities. Mr. Rubin provided a guaranty to First Source of $2 million which includes a $1 million cash collateral. Mr. Rubin received 19,231 shares of common stock for the First Source guaranty. Mr. Rubin transferred these shares to the Trust.



     Effective June 1999, we entered into a strategic alliance with Tadeo Holdings, Inc. The Trust owns approximately 9% of Tadeo's outstanding common stock. As part of the strategic alliance, we agreed to provide consulting services to Tadeo on direct marketing for $500,000. Tadeo will develop, design and maintain our web sites for our Lew Magram and Brownstone catalogs for a royalty of 5% of net revenues derived from our e-commerce business up to $500,000 and 20% of net profits thereafter. Tadeo will also host our internet servers for the first year for an additional fee. In addition, Tadeo made a $1,000,000 cash investment in our Series G Preferred Stock. The Series G Preferred Stock is convertible into our common stock based on the average of the closing bid prices for the lowest five of the twenty trading days immediately preceding the date of conversion. Assuming a conversion price of $3.25, the closing bid price of our common stock on September 27, 1999, after giving effect to the reverse split, Tadeo would receive on conversion 307,692 shares of common stock. The Series G Preferred Stock is redeemable at our option, but must be redeemed out of the proceeds of any public offering in excess of $9 million. We also granted Tadeo a right of first refusal on any future securities offerings while the Series G Preferred Stock is outstanding. Finally, we also exchanged $1,000,000 worth of our common stock (82,008 shares) for $1,000,000 worth of Tadeo's common stock (285,715 shares), based on the companies' stock prices as of June 7, 1999.



     In September 1999, to provide us with necessary availability under our credit facility with First Source, Mr. Rubin and the Trust transferred to First Source certain pledged assets to pay down approximately $5 million of our asset based loan facility. Mr. Rubin transferred to First Source a $1 million certificate of deposit and marketable securities worth approximately $825,000. The certificate of deposit and securities were pledged to First Source in May 1999. The Trust transferred to First Source 900,000 shares of Tadeo common stock worth approximately $2.925 million. The Tadeo common stock was pledged by the Trust in July and August 1999 so that we could obtain an additional $2 million of availability under the revolving loan. For transferring these assets to First Source on our account, we issued to Mr. Rubin 842,308 shares of common stock and the Trust 1,350,000 shares of common stock. Mr. Rubin transferred these shares to the Trust. In addition, in September 1999, as a condition to achieving compliance under certain covenants in the First Source loan facility, including repayment of advances by First Source in excess of the availability under the revolving loan, Mr. Rubin purchased 461,538 shares of our common stock for $1 million. Mr. Rubin transferred these shares to the Trust. The per share price paid for the stock was $2.17 compared to the market price of our stock at the time of $4.06, after giving effect to the proposed 1-for-13 reverse split.



     In September 1999, simultaneously with the transfer of the pledged assets to First Source described above, the Trust converted or exchanged all of the preferred shares owned by the Trust into our common stock other than the Series D Preferred Stock which was already converted as described above. The Trust exchanged all of the Series B Preferred Stock and Series C Preferred Stock at a formula derived by dividing the total liquidation value of such preferred shares ($3,500,000) by $8.45 per share for a total of 414,201 shares of common stock. The terms of the Series B Preferred Stock and Series C Preferred Stock provided that such preferred shares were to convert at 75% of the current market price based on the average closing price of the common stock for the 10 days preceding the conversion (which would have been $8.4825 on that date, resulting in an issuance of 412,614 shares of common stock, a difference of 1,587 shares of common stock). The additional shares of common stock issued upon conversion of such preferred shares were consideration for the early conversion of such preferred shares by the Trust and for surrendering certain rights and privileges of owning the preferred shares. The holders of the Series E Preferred Stock have been granted a limited opportunity to convert their shares into common stock at a formula derived by dividing the total liquidation value of such preferred shares ($3,705,000) by $11.70 per share. The terms of the Series E Preferred Stock provided that such preferred shares were not convertible. The exchange offer of shares of common stock for the Series E Preferred Stock was consideration for the holders to surrender certain rights and privileges of owning the preferred shares. Holders of $2,305,000 of the Series E Preferred Stock accepted the offer. Of the total shares to be issued upon conversion of all of the Series E Preferred Stock, which is 197,009, the Trust will receive 154,274 shares. The Trust exchanged for 422,154 shares of common stock all of the shares of the Series F Preferred Stock at a formula derived by dividing the total liquidation value of such preferred shares ($2,744,000) by $6.50 per share. The terms of the Series F Preferred Stock provided that such preferred shares were not convertible. The agreement to the exchange of common stock for the Series F Preferred Stock was consideration for the Trust giving up certain rights and privileges of owning the preferred shares. We intend to redeem for cash the remaining $500,000 of Series F Preferred Stock. We are paying in common stock accrued and unpaid dividends on the Series E Preferred Stock and Series F Preferred Stock. Of the total 30,745 shares of common stock being issued n lieu of cash dividends, the Trust will receive 17,246 shares.



     All future transactions we enter into with our directors, executive officers and other affiliated persons will be on terms no less favorable to us than can be obtained from an unaffiliated party and will be approved by a majority of independent, disinterested members of our board of directors, and who had access, at our expense, to our or independent legal counsel.

                           DESCRIPTION OF SECURITIES

     The following description of certain matters relating to our securities does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our certificate of incorporation, as amended, and bylaws, and the underwriting agreement between us and Donald, copies of all which have been filed with the SEC as exhibits to the registration statement of with this prospectus is a part.

GENERAL


     We are authorized by the certificate of incorporation to issue an aggregate of 80,000,000 shares of common stock, $.0013 par value per share, and up to 1,000,000 shares of preferred stock, $.01 par value per share. Immediately prior to this offering, an aggregate of 5,061,034 shares of common stock, 1,400 shares of Series E Preferred Stock, 5,000 shares of Series F Preferred Stock and 10,500 shares of Series G Preferred Stock were issued and outstanding. All outstanding shares of common stock are of the same class and have equal rights and attributes.


COMMON STOCK


     We are authorized to issue 80,000,000 shares of common stock, $.0013 par value per share. As of the date of this prospectus, there are 7,061,034 shares of common stock outstanding. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of the directors and holders of the remaining shares by themselves cannot elect any directors. The holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and nonassessable.


PREFERRED STOCK


     Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock the rights, privileges and preferences of which may be designated by the Board of Directors from time to time. We currently have outstanding 1,400 shares of Series E Preferred Stock, 5,000 shares of Series F Preferred Stock and 10,500 shares of Series G Preferred Stock. Our Series E Preferred Stock is redeemable at our option at $1,000 per share and provides for cumulative dividends at 6% per year increasing to 12% in October 2000. Our Series F Preferred Stock is redeemable at our option at $100 per share and provides for cumulative dividends at 10% per year. Our Series G Preferred Stock is redeemable at our option at $100 per share, but must be redeemed if we complete a public offering of at least $9 million, and provides for cumulative dividends at 10% per year. Holders may convert each share of Series G Preferred Stock into shares of common stock equal to $100 divided by the average closing prices for the lowest five of the twenty trading days immediately preceding the date of conversion. Our outstanding preferred stock has no voting rights except as required by Delaware law. We intend to redeem, from the proceeds of this offering, the outstanding Series F Preferred Stock for $500,000 and the outstanding Series G Preferred Stock for $1,050,000. Preferred stock may be issued in the future in connection with acquisitions, financings or such other matters as the Board of Directors deems to be appropriate. In the event that any such shares of preferred stock shall be issued, a certificate of designation, setting forth the series of such preferred stock and the relative rights, privileges and designations with respect thereto, shall be filed with the Secretary of State of the State of Delaware. The effect of such preferred stock is that our Board of Directors alone may authorize the issuance of preferred stock which could have dividend and liquidation preferences senior to common stockholders, voting rights with common stockholders or as a separate class of stockholders, and the effect of making more difficult or discouraging an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

WARRANTS


     We have outstanding warrants and other non-plan options to purchase up to 127,300 shares of our common stock. The exercise prices of these warrants are $13.00 to $18.19 to purchase 17,308 shares of common stock, $18.20 to $23.39 to purchase 42,046 shares of common stock, $23.40 to $31.19 to purchase 17,308 shares of common stock, $31.20 to $38.99 to purchase 19,869 shares of common stock, and $39.00 or more to purchase 30,769 shares of common stock.


DELAWARE ANTI-TAKEOVER LAW

     Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless
(i) the corporation has elected in its original certificate of incorporation not to be governed by the Delaware anti-takeover law (we have not made such an election), (ii) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (iii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding shares owned by directors who are also officers of the corporation and by certain employee stock plans, (iv) on or after such date the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 3/4% of the outstanding voting stock of the corporation that is not owned by the interested stockholder, or (v) the majority of the corporation's stockholders adopt an amendment to the corporation's certificate of incorporation electing not to be governed by the Delaware anti-takeover law, such amendment not being effective for 12 months following its adoption and not applicable to any business combination between the corporation and a stockholder who became an interested stockholder after its adoption. A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation's voting stock within three years.

PERSONAL LIABILITY OF DIRECTORS

     The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the personal liability of a director to the corporation for monetary damages arising from certain breaches of fiduciary duties as a director. Our certificate of incorporation includes such a provision eliminating the personal liability of directors to us and our shareholders for monetary damages for any breach of fiduciary duty as a director, except (i) any breach of a director's duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director derived an improper personal benefit; or (iv) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law. Directors are also not insulated from liability for claims arising under the federal securities laws. The foregoing provisions of our certificate of incorporation may reduce the likelihood of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted us and our shareholders.

     Our certificate of incorporation also provides that we shall indemnify its directors, officers and agents to the fullest extent permitted by the Delaware General Corporation Law. We have directors' and officers' liability insurance in the aggregate amount of $5 million. Furthermore, we may enter into indemnity agreements with its directors and officers for the indemnification of and advancing of expenses to such persons to the fullest extent permitted by law.

TRANSFER AGENT


     The transfer agent for our common stock is North American Transfer Company.

                           SHARES ELIGIBLE FOR FUTURE SALE


     Upon the consummation of this offering, we will have 7,061,034 shares of common stock outstanding. In addition, we have reserved for issuance approximately 1.5 million shares upon the exercise of options eligible for grant under our stock option plans, approximately 240,000 of which have been granted and are currently outstanding. We anticipate granting options to purchase one million shares to directors, officers and key employees at 110% of the offering price, but the allocation has not yet been determined. The 2,000,000 shares of common stock registered hereby will be freely tradeable without restriction or further registration under the Act, except for any shares purchased or held by our affiliates (in general, a person who has a control relationship with us), which will be subject to the limitations of Rule 144 adopted under the Act. Of the shares of common stock to be issued and outstanding after this offering, approximately 4.5 million shares of common stock are "restricted securities" as that term is defined under Rule 144, and may not be sold unless registered under the Act or exempted therefrom. Of these 4.5 million shares, 167,636 are being registered along with the shares in this offering. These 167,636 shares, and the additional 98,429 shares of common stock issuable upon exercise of warrants also being registered along with the shares in this offering, are subject to a lock up as described below. Certain of the foregoing "restricted securities" are now eligible to be sold in accordance with the exemptive provisions and the volume limitations of Rule 144.


     In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an "affiliate" of us, who for at least one year has beneficially owned restricted securities acquired directly or indirectly from us or an affiliate of us in a private transaction is entitled to sell in brokerage transactions within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the total number of outstanding shares of the same class, or (ii) if the stock is quoted on a national securities exchange, the average weekly trading volume in the stock during the four calendar weeks preceding the day notice is given to the SEC with respect to such sale. A person who is not an affiliate and has not been an affiliate of us for at least three months immediately preceding the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to any of the limitations described above.


     Our officers, directors, controlling stockholder and stockholders whose shares are being registered along with the shares in this offering have agreed that, subject to certain exceptions, that they will not, without the prior written consent of Donald, directly or indirectly, sell or otherwise dispose of any shares of common stock or securities convertible into or exercisable for common stock for one year from the date of this prospectus. Upon expiration of the lock-up period all of the shares of common stock subject to such lock-up agreements will be eligible for sale under Rule 144 subject to volume and other restrictions of Rule 144. These persons, however, have agreed not to sell more than 25% of their Diplomat shares in any three month period without Donald's consent after the one year lock-up period.


     Future sales of common stock by certain of the present stockholders, under Rule 144, may have a depressive effect on the price of our common stock.

                                  UNDERWRITING

     We have entered into an underwriting agreement with the underwriters named below. Donald & Co. Securities Inc. is acting as representative of the underwriters.

     The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:


UNDERWRITER                                                                              NUMBER OF SHARES
- --------------------------------------------------------------------------------------   ----------------
Donald & Co. Securities Inc...........................................................
                                                                                            ----------
          Total.......................................................................       2,000,000
                                                                                            ----------
                                                                                            ----------


     This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

     The representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at such price less a concession
of $       per share. The underwriters may also allow, and such dealers may
reallow, a concession not in excess of $       per share to certain other
dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.


     We have granted the representative an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the representative to purchase a maximum of 300,000 additional shares from us to cover over allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to
public will be $       , the total proceeds to us will be $       .


     The following table provides information regarding the amount of the discount to be received by the underwriters.

                                                              TOTAL WITHOUT EXERCISE   TOTAL WITH FULL EXERCISE
                                                                        OF                        OF
                                          PER SHARE           OVER-ALLOTMENT OPTION     OVER-ALLOTMENT OPTION
                                   ------------------------  ------------------------  ------------------------
                                              $                         $                         $

     We will pay all of the total expenses of the offering, which we estimate
will be approximately $       . In addition we will pay to Donald $       for
its expenses of which we have paid $15,000.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


     Our officers, directors and controlling stockholder have agreed that, subject to certain exceptions, that they will not, without the prior written consent of Donald, directly or indirectly, sell or otherwise dispose of any shares of common stock or securities convertible into or exercisable for common stock for one year from the date of this prospectus. Upon expiration of the lock-up period all of the shares of common stock subject to such lock-up agreements will be eligible for sale under Rule 144 subject to volume and other restrictions of Rule 144. These persons, however, have agreed not to sell more than 25% of their StyleSite shares in any three month period without Donald's consent after the one year lock-up period.


     We and our principal stockholders, officers and directors will grant to Donald a one (1) year right of first refusal to have Donald sell securities under future public and private offerings of any non bank debt or equity securities of our or our subsidiaries, by us, our subsidiaries, our affiliates, and/or principal stockholders, officers and directors, except for issuances or sales to employees pursuant to our stock option plan.

     In addition for a two year period we will not sell securities to raise money or issue any options or warrants below the then current market price without Donald's consent.

     We and Donald will enter into a financial consulting agreement providing for Donald or its designee to act as financial consultant to us for a twelve month period for a fee of $24,000 payable at a rate of $2,000 per month.

     We have granted Donald for a period ending on           ,      the right to
have Donald's designee present at meetings of the Board and each of its committees subject to our right to exclude such designee under certain circumstances. The designee will be entitled to the same notices and communications sent by us as we gave to our directors and will attend directors' and committees' meetings, but will not be entitled to vote thereat. Such designee will also be entitled to receive the same compensation payable to directors as members of the Board and its committees and all reasonable expenses in attending such meetings. As of the date of this Prospectus no designee has been selected.


     In connection with this offering, we have agreed to sell to Donald, for nominal consideration, warrants to purchase up to an aggregate of 200,000 shares
of common stock exercisable initially at $       per share of common stock for a
period of four years beginning one year from the date hereof. These warrants contain antidilution provisions providing for adjustment of the exercise price upon the occurrence of certain events, including (i) the issuance of common stock, or securities exercisable or convertible into common stock, at a price less than the exercise price and (ii) any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. In addition, the warrants grant to the holders rights commencing one year from the date of this prospectus to have common stock to be issued upon exercise of the warrants registered under the Securities Act. These rights include the right to require us to register these shares for a four year period and the right to include these shares for a six year period in a registration statement filed by us.


     Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the following rules:

     o Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares, so long as stabilizing bids do not exceed a specified maximum.

     o Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

     Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.


     Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq SmallCap Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.


     o Penalty bids--If the representative purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.


     In June 1998 Donald received a fee for introducing us to Tandem Capital which purchased $5,000,000 of our subordinated debentures. For the introduction Donald was paid a fee of $50,000 paid in installments and received warrants to purchase 3,846 shares of our common stock exercisable at $31.525 per share. Donald will also receive fees of $40,000 in connection with our new debt financing with First Source.

                                    LEGAL MATTERS


     The validity of the shares offered will be passed upon for StyleSite by Gersten, Savage & Kaplowitz, LLP, 101 East 52nd Street, New York, New York 10022. Certain members of Gersten, Savage own approximately 160,000 shares of common stock and options to purchase approximately 28,000 shares of common stock. Certain legal matters in connection with the offering will be passed upon for the underwriters by Parker Duryee Rosoff & Haft, 529 Fifth Avenue, New York, New York 10022.


                                    EXPERTS


     The financial statements of StyleSite Marketing, Inc. as of and for the year ended September 30, 1998 included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.



     The financial statements of StyleSite Marketing, Inc. as of September 30, 1997 and 1996 and for the year ended September 30, 1997 and the nine months ended September 30, 1996 included in this prospectus and in the registration statement have been audited by Feldman Sherb Horowitz & Co., P.C. (formerly Feldman Sherb Ehrlich & Co., P.C.), independent certified public accountants as set forth in their report appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.



     The financial statements of Lew Magram Ltd. for the year ended January 4, 1997 included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.



     The financial statements of Lew Magram Ltd. as of and for the six months ended June 30, 1997 included in this prospectus and in the registration statement have been audited by Feldman Sherb Horowitz & Co., P.C. (formerly Feldman Sherb Ehrlich & Co., P.C.), independent certified public accountants, as set forth in their report appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.



     The financial statements of Jean Grayson's Brownstone Studio, Inc. as of December 31, 1996 and December 31, 1995 and for the years then ended included in this prospectus and in the registration statement have been audited by Feldman Sherb Horowitz & Co., P.C. (formerly Feldman Sherb Ehrlich & Co., P.C.), independent certified public accountants as set forth in their report appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES


     Our amended and restated certificate of incorporation and by-laws provide that we shall indemnify to the fullest extent permitted by Delaware law any person whom we may indemnify thereunder, including our directors, officers, employees and agents. Such indemnification (other than as ordered by a court) shall be made by us only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, or by independent legal counsel or by the stockholders. In addition, the certificate of incorporation provides for the elimination, to the extent permitted by Delaware law, of personal liability of directors to us and our shareholders for monetary damages for breach of fiduciary duty as directors.


     We have obtained directors and officers insurance with $5 million coverage. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities and would reimburse us for such loss for which we have lawfully indemnified the directors and officers.

     Insofar as indemnification for liabilities arising under the Act may be provided to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless, in the opinion of our counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                              FINANCIAL STATEMENTS


STYLESITE MARKETING, INC. (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
Reports of Independent Certified Public Accountants................................................     F-2 - F-3
Consolidated Balance Sheets as of June 30, 1999 (unaudited), September 30, 1998 and 1997...........           F-4
Consolidated Statements of Operations for the nine months ended June 30, 1999 and 1998 (unaudited)
  and the fiscal years ended September 30, 1998, 1997 and 1996.....................................           F-5
Consolidated Statements of Changes in Stockholders' Equity for the nine months ended
  June 30, 1999 (unaudited) and the fiscal years ended September 30, 1998, 1997 and 1996...........           F-6
Consolidated Statements of Cash Flows for the nine months ended June 30, 1999 and 1998 (unaudited)
  and the fiscal years ended September 30, 1998, 1997 and 1996.....................................           F-7
Notes to Consolidated Financial Statements.........................................................    F-8 - F-29

LEW MAGRAM LTD.
Reports of Independent Certified Public Accountants................................................   F-30 - F-31
Statements of Operations for the six months ended June 30, 1997 and for the fiscal year ended
  January 4, 1997..................................................................................          F-32
Statements of Cash Flows for the six months ended June 30, 1997 and for the fiscal year ended
  January 4, 1997..................................................................................          F-33
Notes to Financial Statements......................................................................   F-34 - F-35

JEAN GRAYSON'S BROWNSTONE STUDIO, INC.
Report of Independent Certified Public Accountants.................................................          F-37
Balance Sheets as of December 31, 1996 and 1995....................................................          F-38
Statement of Operations for the years ended December 31, 1996 and 1995.............................          F-39
Statement of Cash Flows for the years ended December 31, 1996 and 1995.............................          F-40
Notes to Financial Statements......................................................................   F-41 - F-44

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
StyleSite Marketing, Inc.
(formerly Diplomat Direct Marketing Corporation)



We have audited the accompanying consolidated balance sheet of StyleSite Marketing, Inc. (formerly Diplomat Direct Marketing Corporation) and Subsidiaries as of September 30, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StyleSite Marketing, Inc. (formerly Diplomat Direct Marketing Corporation) and Subsidiaries as of September 30, 1998, and the results of their operaitons and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ BDO SEIDMAN, LLP
BDO SEIDMAN, LLP

New York, New York
January 30, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
StyleSite Marketing, Inc.
(formerly Diplomat Direct Marketing Corporation)
Stony Point, New York



We have audited the accompanying consolidated balance sheet of StyleSite Marketing, Inc. (formerly Diplomat Direct Marketing Corporation) and Subsidiaries as of September 30, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended September 30, 1997 and the nine months ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above, as restated for the adjustments disclosed in Note 3(b), present fairly, in all material respects, the financial position of StyleSite Marketing, Inc. (formerly Diplomat Direct Marketing Corporation) and Subsidiaries as of September 30, 1997, and the results of their operations and their cash flows for the year ended September 30, 1997 and the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.


/s/ FELDMAN SHERB EHRLICH & CO., P.C.
FELDMAN SHERB EHRLICH & CO., P.C.
Certified Public Accountants

New York, New York
  January 13, 1998,
  except for Note 3(a),
  which is as of February 19, 1998,
  and Note 3(b),
  which is as of January 30, 1999

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS



                                                                        JUNE 30,            SEPTEMBER 30,
                                                                       -----------    --------------------------
                                                                          1999           1998           1997
                                                                       -----------    -----------    -----------
                                                                       (UNAUDITED)
                               ASSETS
Current:
  Cash and cash equivalents.........................................   $   815,081    $   322,778    $    59,750
  Accounts receivable, net of allowance of $104,094, $204,196, and
     $147,001.......................................................     1,745,555      1,921,209      1,585,840
  Inventories.......................................................    11,658,574     11,066,380      6,354,619
  Net assets held for sale..........................................            --             --      3,254,010
  Prepaid catalogs..................................................     3,111,176      8,051,651      1,534,830
  Prepaid expenses..................................................     1,866,007      1,379,567      1,143,848
  Other current assets..............................................       336,646        837,946        482,738
                                                                       -----------    -----------    -----------
  Total current assets..............................................    19,533,039     23,579,531     14,415,635
                                                                       -----------    -----------    -----------
  Property and equipment, net.......................................     3,740,505      4,176,903      3,092,736
                                                                       -----------    -----------    -----------

  Other assets:
     Goodwill, net of amortization of $716,450, $345,435 and
       $199,000.....................................................     4,500,000     14,587,358      9,945,930
     Customer list, net of amortization of $1,500,000,
       $900,000 and $125,000........................................     6,500,000      7,100,000      4,875,000
     Note receivable................................................            --        870,000             --
     Other..........................................................     1,044,090        645,091        683,586
                                                                       -----------    -----------    -----------
  Total other assets................................................    12,044,090     23,202,449     15,504,516
                                                                       -----------    -----------    -----------
                                                                       $35,317,634    $50,958,883    $33,012,887
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses.............................   $14,011,570    $18,469,136    $12,366,083
  Loans payable--officers...........................................        15,000        225,000        235,000
  Loans payable--bank...............................................     8,139,625      5,504,371      3,083,896
  Open prepaid orders...............................................       709,588      1,211,165        335,948
  Outstanding merchandise credit....................................     2,048,516      1,892,148        945,313
  Current maturities of long-term debt..............................     1,811,758        939,816        823,918
                                                                       -----------    -----------    -----------
Total current liabilities...........................................    26,736,057     28,241,636     17,790,158
                                                                       -----------    -----------    -----------
Long-term debt, less current maturities.............................     9,127,847      6,383,585      1,154,645
                                                                       -----------    -----------    -----------
Commitments and contingencies
Stockholders' equity:(deficit)
  Preferred stock, $.01 par value--shares authorized 1,000,000;
     issued and outstanding 396,645, 546,133 and 545,000
     (Liquidation value of $16,380,000).............................         3,966          5,461          5,450
  Common stock, $.0001 par value--shares authorized 50,000,000;
     issued and outstanding 17,046,414, 11,162,372 and 8,304,150....         1,700          1,112            829
  Additional paid-in capital........................................    31,838,557     25,835,445     22,144,478
  Accumulated deficit...............................................   (32,390,493)    (9,508,356)    (8,082,673)
                                                                       -----------    -----------    -----------
Total stockholders' equity (deficit)................................      (546,270)    16,333,662     14,068,084
                                                                       -----------    -----------    -----------
                                                                       $35,317,634    $50,958,883    $33,012,887
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------


          See accompanying notes to consolidated financial statements.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                              NINE MONTHS ENDED                    YEAR ENDED           NINE MONTHS ENDED
                                                  JUNE 30,                        SEPTEMBER 30,           SEPTEMBER 30,
                                    -------------------------------------   -------------------------   -----------------
                                         1999                1998              1998          1997            1996
                                    -----------------   -----------------   -----------   -----------   -----------------
                                                 (UNAUDITED)
Net sales.........................    $  56,442,962        $57,118,755      $74,585,592   $17,468,066      $ 7,448,778
Cost of goods sold................       29,613,001         26,029,624       34,433,297     8,724,030        7,392,265
                                      -------------        -----------      -----------   -----------      -----------
  Gross profit....................       26,829,961         31,089,131       40,152,295     8,744,036           56,513
Selling, general and
  administrative expenses.........       35,369,557         28,018,329       37,537,372     7,060,658        3,672,133
Restructuring and reorganization
  costs...........................               --                 --               --            --        1,738,975
Write off of goodwill.............        9,716,343                 --               --            --               --
                                      -------------        -----------      -----------   -----------      -----------
  Operating income (loss).........      (18,255,939)         3,070,805        2,614,923     1,683,378       (5,354,595)
Interest expense..................       (1,701,432)          (958,501)      (1,355,324)     (421,233)        (702,474)
                                      -------------        -----------      -----------   -----------      -----------
  Income (loss) before income tax
     (expense) benefit............      (19,957,371)         2,112,304        1,259,599     1,262,145       (6,057,069)
Income tax (expense) benefit......       (1,496,386)                --               --       140,000          (17,353)
                                      -------------        -----------      -----------   -----------      -----------
  Income (loss) from continuing
     operations...................      (21,453,757)         2,112,304        1,259,599     1,402,145       (6,074,422)
Loss on discontinued operations
  (net of $453,000 gain on sale of
  assets in 1998).................         (870,000)        (2,311,691)      (2,322,392)     (295,633)      (1,150,478)
                                      -------------        -----------      -----------   -----------      -----------
Net income (loss).................      (22,323,757)          (199,387)      (1,062,793)    1,106,512       (7,224,900)
Preferred stock dividends.........         (558,380)          (236,250)        (362,890)     (288,892)              --
                                      -------------        -----------      -----------   -----------      -----------
Net income (loss) to common
  stockholders....................    $ (22,882,137)       $  (435,637)     $(1,425,683)  $   817,620      $(7,224,900)
                                      -------------        -----------      -----------   -----------      -----------
                                      -------------        -----------      -----------   -----------      -----------
Per common share--basic and
  diluted
  Net income (loss) from
     continuing operations........    $       (1.60)       $      0.18      $      0.08   $      0.19      $     (1.34)
  Net income (loss) from
     discontinued operations......    $       (0.16)       $     (0.22)     $     (0.21)  $     (0.05)     $     (0.25)
                                      -------------        -----------      -----------   -----------      -----------
                                      -------------        -----------      -----------   -----------      -----------
Net income (loss)--basic and
  diluted per common share........    $       (1.76)       $     (0.01)     $     (0.13)  $      0.14      $     (1.59)
                                      -------------        -----------      -----------   -----------      -----------
                                      -------------        -----------      -----------   -----------      -----------
Average number of shares used in
  computation (basic and
  diluted)........................       13,021,731         10,596,513       10,717,628     5,892,454        4,549,525
                                      -------------        -----------      -----------   -----------      -----------
                                      -------------        -----------      -----------   -----------      -----------


          See accompanying notes to consolidated financial statements.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  NINE MONTHS ENDED JUNE 30, 1999 (UNAUDITED),
                    YEARS ENDED SEPTEMBER 30, 1998 AND 1997
                    AND NINE MONTHS ENDED SEPTEMBER 30, 1996



                                          COMMON STOCK        PREFERRED STOCK     ADDITIONAL
                                       -------------------   ------------------     PAID-IN     ACCUMULATED
                                         SHARES     AMOUNT    SHARES    AMOUNT      CAPITAL       DEFICIT         TOTAL
                                       ----------   ------   --------   -------   -----------   ------------   -----------
Balance, December 30, 1995............  4,493,525   $ 458          --   $    --   $ 5,201,441   $ (1,675,393)  $ 3,526,506
  Exercise of options, issuance of
     500,000 shares of common stock
     par .0001........................    500,000      50          --        --       474,950             --       475,000
  Issuance of common stock............    550,000      55          --        --       399,945             --       400,000
  Issuance of preferred stock.........         --      --     450,000     4,500     4,095,500             --     4,100,000
  Net loss............................         --      --          --        --            --     (7,224,900)   (7,224,900)
                                       ----------   ------   --------   -------   -----------   ------------   -----------
Balance, September 30, 1996...........  5,543,525     563     450,000     4,500    10,171,836     (8,900,293)    1,276,606
  Private placements..................  1,250,000     125          --        --     2,174,875             --     2,175,000
  Exercise of warrants................    500,000      50          --        --       499,950             --       500,000
  Issuance of shares..................    708,408      63          --        --       515,747             --       515,810
  Preferred and common stock issued
     for Magram acquisition...........    250,000      24      95,000       950     8,690,694             --     8,691,668
  Common stock issued for Preferred
     stock dividend...................     52,217       4          --        --        91,376             --        91,380
  Net income..........................         --      --          --        --            --      1,106,512     1,106,512
  Preferred stock dividends...........         --      --          --        --            --       (288,892)     (288,892)
                                       ----------   ------   --------   -------   -----------   ------------   -----------
Balance, September 30, 1997...........  8,304,150     829     545,000     5,450    22,144,478     (8,082,673)   14,068,084
  Private placements..................  2,722,500     272       3,630        36     3,619,711             --     3,620,019
  Exercise of options.................     35,000       2          --        --        64,341             --        64,343
  Common stock issued for Brownstone
     acquisition......................     17,500       1          --        --         6,898             --         6,899
  Net loss............................         --      --          --        --            --     (1,062,793)   (1,062,793)
  Conversion of Series D preferred....     83,222       8      (2,497)      (25)           17             --            --
  Preferred stock dividends...........         --      --          --        --            --       (362,890)     (362,890)
                                       ----------   ------   --------   -------   -----------   ------------   -----------
Balance, September 30, 1998........... 11,162,372   1,112     546,133     5,461    25,835,445     (9,508,356)   16,333,662
  Private placement...................    734,497      73      43,015       430     5,001,702             --     5,002,205
  Net loss............................         --      --          --        --            --    (22,323,757)  (22,323,757)
  Conversion of Series A preferred....  1,000,000     100    (100,000)   (1,000)          900
  Conversion of Series D preferred....  3,083,447     308     (92,503)     (925)          617             --            --
  Common stock issued for Tadeo
     Holdings' stock..................  1,066,098     107          --        --       999,893             --     1,000,000
  Preferred stock dividends...........         --      --          --        --            --       (558,380)     (558,380)
                                       ----------   ------   --------   -------   -----------   ------------   -----------
Balance June 30, 1999 (Unaudited)..... 17,046,414   $1,700    396,645   $ 3,966   $31,838,557   $(32,390,493)  $  (546,270)
                                       ----------   ------   --------   -------   -----------   ------------   -----------
                                       ----------   ------   --------   -------   -----------   ------------   -----------


          See accompanying notes to consolidated financial statements.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                                 NINE MONTHS
                                                                                                                    ENDED
                                                       NINE MONTHS ENDED                 YEAR ENDED             SEPTEMBER 30,
                                                           JUNE 30,                     SEPTEMBER 30,
                                                  ---------------------------   -----------------------------   -------------
                                                      1999          1998            1998            1997            1996
                                                  ------------   ------------   -------------   -------------   -------------
                                                  (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................  $(22,323,757)   $ (199,385)    $(1,062,793)    $ 1,106,512     $(7,224,900)
  Adjustments to reconcile net income (loss) to
    net cash used in operating activities.......
    Amortization................................       971,015       841,569       1,245,435         375,333              --
    Depreciation................................       583,019       566,495         765,107         384,857         211,237
    Write-off of note receivable................       870,000            --              --              --              --
    Issuance of stock for expenses..............            --            --              --          91,380         400,000
    Gain on sale of Biobottoms..................            --            --        (453,000)             --              --
    Write off of goodwill.......................     9,716,343     3,659,245              --              --              --
    Changes in assets and liabilities:
      (Increase) decrease in accounts
         receivable.............................       175,654      (532,484)        264,631         297,154        (282,507)
      (Increase) decrease in inventories........      (592,194)   (4,202,862)     (1,897,761)     (3,076,019)      2,551,187
      (Increase) decrease in prepaid expenses...      (486,440)   (3,001,261)       (235,719)        512,723       1,041,372
      (Increase) decrease in prepaid catalogs...     4,940,475    (3,217,538)     (6,516,821)     (1,982,124)       (641,132)
      (Increase) decrease in other current
         assets.................................       501,300       478,311        (355,208)       (205,824)        702,866
      (Increase) decrease in other assets.......      (601,001)   (6,076,819)        (38,495)        (92,373)        500,202
      (Increase) decrease in assets held for
         sale...................................            --    (3,143,235)             --              --              --
      Increase (decrease) in accounts payable
         and accrued expenses...................    (4,457,565)    7,481,115      (5,057,623)     (1,998,570)      2,054,897
      Increase (decrease) in outstanding
         merchandise credits....................       156,368     1,118,170         946,835         748,083              --
      Increase (decrease) in prepaid orders.....      (501,577)    1,131,351         575,217          22,130              --
                                                  ------------    ----------     -----------     -----------     -----------
Net cash used in operating activities...........    (9,846,358)   (5,097,328)    (11,820,195)     (3,816,738)       (686,778)
                                                  ------------    ----------     -----------     -----------     -----------
Cash flows from investing activities:
  Proceeds from sale of Biobottoms..............            --            --       3,707,010              --              --
  Cash paid for Biobottoms, Inc. (net of cash
    acquired)...................................            --     1,000,000              --              --      (2,899,211)
  Acquisition of subsidiary assets..............            --    (5,181,596)             --              --              --
  Cash acquired in Magram acquisition...........            --            --              --       2,051,007              --
  Purchase of trademark.........................            --      (741,853)             --         (75,000)             --
  Purchase of property and equipment............      (146,622)           --      (2,049,274)       (189,780)       (211,096)
  Note Receivable...............................            --            --        (870,000)             --              --
                                                  ------------    ----------     -----------     -----------     -----------
Net cash provided by (used in) investing
  activities....................................      (146,622)   (4,923,449)        787,736       1,786,227      (3,110,307)
                                                  ------------    ----------     -----------     -----------     -----------
Cash flows from financing activities:
  Proceeds of loans.............................            --     5,000,000       5,000,000              --         450,000
  Increase (decrease) in long term debt and
    loans payable...............................     4,000,000            --         228,940              --              --
  Revolving credit loans........................     2,635,254      (233,173)      2,745,075        (735,145)        583,650
  Preferred stock dividends paid................      (558,380)     (284,140)       (362,890)       (288,892)             --
  Issuance of preferred and common stock........     5,002,206     5,893,794       3,684,362       3,190,809         475,000
  Borrowings from stockholder...................            --            --              --       1,435,000       2,620,000
  Repayment of long-term debt and loan
    payables....................................      (593,796)     (236,197)             --      (1,580,769)       (393,678)
                                                  ------------    ----------     -----------     -----------     -----------
Net cash provided by financing activities.......    10,485,284    10,140,284      11,295,487       2,021,003       3,734,972
                                                  ------------    ----------     -----------     -----------     -----------
Net increase (decrease) in cash and cash
  equivalents...................................       492,304       119,507         263,028          (9,508)        (62,113)
Cash and cash equivalents, beginning of period..       322,778        51,877          59,750          69,258         131,371
                                                  ------------    ----------     -----------     -----------     -----------
Cash and cash equivalents, end of period........  $    815,081    $  171,384     $   322,778     $    59,750     $    69,258
                                                  ------------    ----------     -----------     -----------     -----------
                                                  ------------    ----------     -----------     -----------     -----------
Supplemental disclosures of cash flow
  information:
Cash paid during the period for:
  Interest......................................  $  1,587,448    $  958,501     $ 1,500,676     $   764,000     $   706,000
                                                  ------------    ----------     -----------     -----------     -----------
                                                  ------------    ----------     -----------     -----------     -----------
  Income taxes..................................            --            --              --              --              --
                                                  ------------    ----------     -----------     -----------     -----------
                                                  ------------    ----------     -----------     -----------     -----------


          See accompanying notes to consolidated financial statements.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)





1. ORGANIZATION, LIQUIDITY CONSIDERATIONS AND MANAGEMENT'S PLANNED ACTIONS



     The Company is engaged in two continuing lines of business and, accordingly, its operations are classified into two business segments: mail order catalog retail operations, and the manufacturing, marketing and distribution of infants' accessories principally to mass merchants. In 1998, the Company sold its Biobottoms subsidiary. The operations of that company have been accounted for as discontinued operations, see note 5.



     On November 12, 1996, the Company changed its reporting period to September
30. Effective October 1, 1996, the Company's subsidiaries report their results of operations on a fifty-two/fifty-three week ending on the Saturday closest to September 30.



     Certain conditions and events have occurred that, when considered in the aggregate, have caused significant operational and liquidity problems at the company. The conditions and events include the following:



     o The Company has experienced operating losses in the past and may not be able to operate profitably in the future.



     o The Company's inadequate working capital has caused, and may continue to cause, inadequate availability of credit from vendors, cash reserves to be held by their credit card processors for merchandise refunds, and delays in printing and delivering catalogs.



     o The Company may continue to be affected by its substantial debt and restrictions under loan covenants.



     Management has formulated certain planned actions and taken various steps toward mitigating the effect of the consolidated working capital and stockholders' deficit at June 30, 1999 as well as attaining profitable operations and improving the cash flows of the consolidated group. The plans and steps taken include, among other things, the following:



     o The Company anticipates improving its credit availability from its vendors with the proceeds of its proposed public offering (see Note 20), thereby timely delivering merchandise and reducing order cancellations.



     o Management implemented a cost containment program in 1998. Management anticipates approximately $2.65 million in annual savings by reducing selling, general and administrative expenses.



     o In September 1999, a major shareholder transferred to First Source certain pledged assets to pay down approximately $5 million of the loan facility. In addition, the shareholder purchased 461,538 shares of the Company's common stock for $1 million.



     o The Company is in the process of building and testing branded e-commerce sites for each of Lew Magram and Brownstone Studio with their strategic partner, Tadeo Holdings, Inc. The Company believes that Internet commerce will ultimately allow it to significantly reduce the largest non-merchandise expenses such as catalog printing costs, postage and customer communications.



     o In addition, if the Company does not complete a public offering, the Company's chairman of the board intends to provide the Company limited financial support for a period of one year from the date hereof to the extent cash generated internally and cash available under the First Source loan facility are not sufficient to provide the capital required for such purposes and to fund future operations.





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     (a) The consolidated financial statements include the accounts of StyleSite Marketing, Inc. (formerly Diplomat Direct Marketing Corporation) (the "Company") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.


     (b) Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     (c) Property and equipment are stated at cost. Depreciation is provided using primarily the straight-line method and accelerated methods (for machinery and equipment) over the expected useful lives of the assets, which range from
31.5 years for the building and real property to between five and ten years for machinery, furniture and equipment.

     (d) The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109 for income taxes. Pursuant to SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

     (e) For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     (f) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (g) Computation of Earnings Per Common Share.

     Basic earnings per share has been computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share includes the assumed excercise of stock options using the treasury stock method that could potentially dilute earnings per share. In all periods presented, there were no differences between basic and diluted income (loss) per common share because the assumed exercise of stock options was anti-dilutive. The assumed exercise of stock options could potentially dilute basic earnings per share amounts in the future.


     (h) Long-lived assets, primarily property and equipment, goodwill and customer lists are periodically reviewed by management to determine if there has been a permanent impairment in their value by evaluating various factors, including current and projected operating results. Based on this assessment, management concluded that at June 30, 1999 goodwill required a write down of approximately $9.7 million as a result of the recurring operating losses incurred by Brownstone and Lew Magram and forecasted future losses.


     (i) The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. Long-term debt has been recorded at its face value which approximates its fair value based on its term and interest rate.

     (j) The Company accounts for stock transactions with employees in accordance with APB No. 25, "Accounting for Stock Issued to Employees". In accordance with SFAS No. 123, "Accounting for Stock Based Compensation", the Company has adopted the pro forma disclosure requirements contained therein.


     (k) Direct response advertising costs, consisting primarily of catalog preparation, printing and postage expenditures, are amortized over the period in which related revenues are expected to be realized, generally three to six months. Advertising costs, principally the amortization of such prepaid catalog costs attributable to continuing operations, included in the accompanying statement of operations were $21,184,000 for the nine months ended June 30, 1999, $20,974,673 for the year ended September 30, 1998, $3,102,588 for the year ended September 30, 1997 and none for the nine months ended September 30, 1996.



     (l) Interim Financial Statements. The consolidated financial statements as of June 30, 1999 and for the nine months ended June 30, 1999 and 1998 are presented as unaudited. In the opinion of management, these financial statements include all adjustments necessary to present fairly the information set forth therein. These adjustments consist solely of normal recurring accruals. The interim results of operations for the nine months ended June 30,

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

1999 and 1998 are not necessarily indicative of the results to be expected for the full year or for any other interim period.

     (m) Revenue is recognized at the time merchandise is shipped to customers. Proceeds received for merchandise not yet shipped are reflected as "prepaid orders", a current liability.

     (n) The Company issues merchandise credits for certain returns of merchandise sold with substantial discounts. Unused credits are periodically written off into income.

     (o) New Accounting Standards

     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS 130 did not have any effect on the Company's financial statements.

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," which establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of enterprises about which separate financial information is available that is evaluated regularly by Management in deciding how to allocate resources and in assessing performance. The adoption of SFAS 131 did not have any effect on the Company's financial statements.

     Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for Derivative Instruments. The Company has not in the past nor does it anticipate that it will engage in transactions involving Derivative Instruments which will impact the Financial Statements.




3. ACQUISITION OF MAGRAM



     (a) On February 19, 1998, the Company (through its wholly-owned subsidiary, Magram Acquisition Corp.) closed on the acquisition of Lew Magram, Ltd. ("Magram"), a New York corporation with a place of business in Teaneck, New Jersey, which is in the business of mail order catalogue sales of women's clothing. For accounting purposes, the acquisition was effected as of July 1, 1997, the date that the Company assumed effective control of Magram. The acquisition was accounted for as a purchase and the consideration consisted of the issuance of 95,000 shares of the Company's $.01 par value, Series D, convertible preferred stock. The Series D preferred stock is convertible into 3,166,667 shares of the Company's common stock (which assumes a market value of $4.00 per share). The preferred stock does not pay any dividends, but participates with common in any Company distributions. The preferred stock has a liquidation preference of $100 per share. An additional 250,000 shares of common stock were also given as consideration to the sellers. The fair market value of the consideration was approximately $8.7 million and acquisition costs were approximately $646,000. The Company recorded the carryover basis for certain selling stockholders of Magram who are also principal stockholders of the Company. All of the Series D Preferred Stock was converted in May 1999.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


3. ACQUISITION OF MAGRAM--(CONTINUED)
     The net fair market value of identifiable assets acquired was approximately $6.9 million, and included customer lists valued at $5 million. The customer lists are being amortized over a period of 10 years. Cost in excess of net assets acquired amounted to approximately $10 million and is being amortized over 25 years.

     (b) In January 1999, the Company, based upon historical information developed in conjunction with the preparation of its September 30, 1998 financial statements, determined that certain liabilities of Magram were understated as of July 1, 1997, and also at September 30, 1997. Such liabilities included reserves for customer merchandise returns and credits and unrecorded liabilities for purchased merchandise. Consequently, the accompanying consolidated financial statements have been restated to reflect the above adjustments. The effect of such restatement on the Company's consolidated balance sheet and statement of operations as at and for the year ended
September 30, 1997 is as follows:

                                               AS REPORTED    ADJUSTMENTS    RECLASSIFICATIONS(A)    AS RESTATED
                                               -----------    -----------    --------------------    -----------
                                                                        (000'S OMITTED)
Current assets..............................     $17,066        $    --            $ (2,651)           $14,415
Property and equipment......................       3,465             --                (372)             3,093
Goodwill....................................      10,879          2,515              (3,448)             9,946
Other assets................................       5,604             --                 (45)             5,559
                                                 -------        -------            --------            -------
Total.......................................     $37,014        $ 2,515            $ (6,516)           $33,013
                                                 -------        -------            --------            -------
                                                 -------        -------            --------            -------
Current liabilities.........................     $21,490        $ 2,736            $ (6,436)           $17,790
Long-term debt..............................       1,235             --                 (80)             1,155
Stockholders' equity........................      14,289           (221)                 --             14,068
                                                 -------        -------            --------            -------
Total.......................................     $37,014        $ 2,515            $ (6,516)           $33,013
                                                 -------        -------            --------            -------
                                                 -------        -------            --------            -------
Net sales...................................     $35,147        $  (297)           $(17,382)           $17,468
Cost of goods sold..........................      16,665            (76)             (7,865)             8,724
                                                 -------        -------            --------            -------
Gross profit................................     $18,482        $  (221)           $ (9,517)           $ 8,744
                                                 -------        -------            --------            -------
Operating income............................     $ 1,761        $  (221)           $    143            $ 1,683
                                                 -------        -------            --------            -------
Net income..................................     $ 1,328        $  (221)           $     --            $ 1,107
                                                 -------        -------            --------            -------
                                                 -------        -------            --------            -------
Net income to common shareholders...........     $   964        $  (221)           $     74            $   817
                                                 -------        -------            --------            -------
Net income per share........................     $   .16                                                   .14
                                                 -------        -------            --------            -------
                                                 -------        -------            --------            -------

- ------------------
(a) Reflects the discontinued Biobottoms assets and liabilities.

     The following unaudited pro forma summary combines the consolidated results of operations of the Company and Magram as if the acquisition had occurred at the beginning of 1996, after giving effect to certain adjustments, including amortization:

                                                                                         NINE MONTHS ENDED
                                                                     YEAR ENDED          SEPTEMBER 30,
                                                                   SEPTEMBER 30, 1997         1996
                                                                   ------------------    -----------------
Net sales.......................................................      $ 55,382,211          $43,772,271
Net loss........................................................        (7,415,554)          (8,397,091)
Net loss per common share.......................................             (1.20)               (1.74)
                                                                      ------------          -----------
                                                                      ------------          -----------

     The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

4. ACQUISITION OF BROWNSTONE

     On October 30, 1997, the Company acquired out of bankruptcy all the assets of Jean Grayson's Brownstone Studios, Inc., a mail order catalog company for the assumption of approximately $10,000,000 in liabilities and an

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


4. ACQUISITION OF BROWNSTONE--(CONTINUED) option to the owners of Jean Grayson's Brownstone Studios, Inc. to purchase 200,000 shares of Diplomat common stock at $3.9375 (market value) for a period of three years. The acquisition was accounted for as a purchase accordingly, the operating results include the operations of Brownstone for the period
November 1, 1997 through October 3, 1998. The purchase price was allocated to assets acquired based on their estimated fair value, including customer lists valued at $3,000,000 which will be amortized on a straight line basis over ten years. This treatment results in approximately $4,000,000 in cost in excess of net assets acquired which will be amortized on a straight line basis over twenty five years. As a result of this acquisition, the scope of the Company's business has expanded into the mature women's apparel and accessories markets primarily through direct mail catalog. Since Brownstone was in bankruptcy prior to its acquisition in October 1997, presentation of pro forma financial information as if it had been acquired October 1, 1996 would not be meaningful and, therefore, has not been presented.

5. ACQUISITION AND SALE OF BIOBOTTOMS, INC. AND RELATED FINANCING

     (a) Acquisition of Biobottoms, Inc.

     On February 9, 1996, the Company completed the acquisition of Biobottoms, Inc. ("Biobottoms"), a California-based mail-order catalog company, specializing in apparel and accessories for newborn through preteen children, pursuant to an Agreement and Plan of Merger made as of December 22, 1995.


     The Company paid $2,500,000 for Biobottoms, $1,000,000 in cash and $1,500,000 in the form of two promissory notes to Biobottoms' stockholders, each in the amount of $750,000 ("Acquisition Notes"). The notes bore interest at 1% over the prime rate as defined in the agreements. One such note was due six months from the acquisition date and the second note was due in two equal installments of $375,000, nine months and eighteen months after the date of acquisition, respectively. The Company did not make the payments which were required in August and November 1996. On December 9, 1996, the Company received notification of the default from the former Biobottoms' stockholders, which required that the Company cure the default on the notes within 270 days, or be subject to enforcement action. On February 25, 1997, the former Biobottoms' stockholders agreed not to initiate enforcement action under this or subsequent defaults until not earlier than December 31, 1997. In connection with obtaining this agreement, the Company agreed to pay the Biobottoms' stockholders ten installments of $5,000 to be applied against the acquisition notes, commencing on February 21, 1997 and to undertake to conduct a private placement of its securities to raise funds for the remaining balance due on the acquisition notes. In July 1997, the Company received proceeds from a private placement and pursuant to an agreement with the Biobottoms' stockholders paid $1,500,000 in full satisfaction of all amounts due under the acquisition notes, and also amended its consulting agreement with the former stockholders to provide for additional compensation of 29,204 shares each of the Company's common stock. Additionally, the Company incurred costs related to the acquisition in the amount of approximately $720,000. Of this amount, $600,000 represents the estimated fair value of 100,000 shares of the Company's convertible Series A preferred stock issued to a significant stockholder (who is also a member of the Board of Directors), as a fee for his assistance in consummating the acquisition. The Series A preferred shares were converted into 1,000,000 common shares of the Company during November 1998.


     The acquisition of Biobottoms had been accounted for as a purchase and, accordingly, its results of operations are included with the Company's beginning February 9, 1996.

     (b) Financing

     Simultaneously with the closing of the Biobottoms acquisition, the Company and Biobottoms entered into a loan and subordinated security agreement with a director and principal stockholder of the Company and an affiliate of such individual pursuant to which the Company borrowed from such director and principal stockholder and affiliate $2,353,100 and $450,000, respectively. The loan from the director and principal stockholder was utilized to fund the acquisition of Biobottoms in part. The loan from the affiliate has been

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


5. ACQUISITION AND SALE OF BIOBOTTOMS, INC. AND RELATED FINANCING--(CONTINUED) utilized for working capital purposes. Subject to an intercreditor agreement between the Company's asset-based lender and other lenders, the $450,000 loan was paid in full on May 4, 1997.

     In connection with such aforementioned loan by a director and principal stockholder of the Company in the amount of $2,353,100, the Company issued 100,000 shares of its Series A preferred stock, which were convertible into 1,000,000 shares of common stock at the option of the director and principal stockholder. The holder of such shares of preferred stock will have the right, subject to a subordination and intercreditor agreement by and among Congress Financial Corporation and others, during any period during which there shall be an Event of Default under such loans, as such term is defined therein, to designate a majority of the members of the Board of Directors of the Company. Such right of designation will continue during the duration of any such Event of Default.

     (c) Sale of Biobottoms


     On April 17, 1998, the Company entered into an Asset Purchase Agreement (the "Agreement") with Genesis Direct Thirty-Four, LLC ("Buyer") in which the Buyer purchased substantially all of the assets and assumed certain of the liabilities of Biobottoms. The Buyer paid $2,270,000 in cash and a note and assumed $5,749,000 in liabilities. The note is subject to reduction depending on the net assets acquired as determined in a closing date balance sheet. If the amount of the net value of acquired assets is less than negative $778,000 or the accrued expenses and customer liabilities included in the assumed liabilities exceed $828,877, the greater of such deficiencies will reduce the amount of the note. As of June 30, 1999, the Company wrote-off the balance of the note receivable from the sale of Biobottoms in the amount of $870,000, which was charged to discontinued operations.


     The Company shall retain all claims for tax refunds, tax loss carryforwards or carrybacks of tax credits of any kind applicable to the business of Biobottoms prior to the closing of the asset sale. The Agreement further specifies that certain intercompany and affiliated person liabilities will not be assumed by the Buyer.

     Following is a summary of net assets and the results of operations of
Biobottoms:

                                                                                       SEPTEMBER 30, 1997
                                                                                       ------------------
Assets--current.....................................................................      $  5,904,579
  Property and Equipment............................................................           372,757
  Other.............................................................................         3,493,295
Liabilities--current................................................................        (6,435,512)
  Long-Term.........................................................................           (81,109)
                                                                                          ------------
Net assets to be disposed of........................................................      $  3,254,010
                                                                                          ------------
                                                                                          ------------

                                                                           PERIODS ENDED
                                                             -----------------------------------------
                                                                1998           1997           1996
                                                             -----------    -----------    -----------
Sales.....................................................   $ 7,539,651    $17,591,784    $11,774,023
                                                             -----------    -----------    -----------
Cost of sales.............................................     5,105,464      8,074,679      5,942,323
Operating expenses........................................     5,027,458      9,589,738      6,900,075
Interest..................................................       182,121        223,000         82,103
                                                             -----------    -----------    -----------
                                                              10,315,043     17,887,417     12,924,501
                                                             -----------    -----------    -----------
Net Loss..................................................   $(2,775,392)   $  (295,633)   $(1,150,478)
                                                             -----------    -----------    -----------
                                                             -----------    -----------    -----------

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


6. RESTRUCTURING OF OPERATIONS

     During the quarter ended September 30, 1996, management instituted various actions designed to significantly cut costs in the Company's manufacturing operation located in Stony Point, New York, and to refocus the operation on its most profitable product lines and channels of distribution. Towards this end, the following significant decisions were made: (i) the former Chief Executive Officer's contract, which expired in October 1996, was not renewed, and all ties with this officer were severed; (ii) certain royalty agreements, specifically those related to products which the Company is discontinuing were not renewed by the Company; (iii) a decision was made to target primarily mass merchant customers; and (iv) significant permanent cutbacks in personnel and other operating costs were made.

     As a result of the actions taken, the Company incurred restructuring charges of approximately $1,739,000. The restructuring charges include approximately $568,000 primarily for write-offs and other costs associated with the discontinuance of various products and $771,000 for severance pay and professional and consulting fees payable in connection with the restructuring plan.

7. CONVERSION OF STOCKHOLDER DEBT AND ISSUANCE OF SERIES B & C PREFERRED STOCK

     Effective September 30, 1996, a significant stockholder and member of the Company's Board of Directors converted $3,500,285 of indebtedness into 290,000 shares of Series B preferred stock of the Company and 60,000 shares of the Company's Series C preferred stock. Both the Series B and C shares of preferred stock have a liquidation preference of $10 per share ("Liquidation Value") and a normal dividend of 9% of Liquidation Value payable monthly. Should the Company not pay the dividends on either the Series B or C preferred stock for three consecutive months, the holder will be entitled to receive 100,000 shares of the Company's common stock for each month that the dividend has not been paid as a penalty. The preferred stock, based on Liquidation Value, is convertible into common stock of the Company at 75% of the average market value of the common stock for the ten trading days immediately preceding the day of conversion. The preferred stock also has voting rights equal to 3,500,000 shares of common stock on all matters on which common stock votes, including election of directors. As part of the consideration for the conversion, the holder was issued 500,000 shares of the Company's common stock. The issuance of the common stock was valued at approximately $.80 per share, the estimated fair value of such shares at the time of issuance.

     In September 1997, this significant stockholder loaned the Company an additional $1.2 million, with interest at 9%.

8. INVENTORIES

     Inventories consist of the following:


                                                               JUNE 30,           SEPTEMBER 30,
                                                              -----------    -------------------------
                                                                 1999           1998           1997
                                                              -----------    -----------    ----------
Raw materials and packaging................................   $   330,980    $   371,573    $  375,510
Work-in-process............................................        15,978         54,892       365,333
Finished goods.............................................    11,311,638     10,639,915     5,613,776
                                                              -----------    -----------    ----------
                                                              $11,658,574    $11,066,380    $6,354,619
                                                              -----------    -----------    ----------
                                                              -----------    -----------    ----------

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


9. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:


                                                               JUNE 30,           SEPTEMBER 30,
                                                              -----------    -------------------------
                                                                 1999           1998           1997
                                                              -----------    -----------    ----------
Land.......................................................   $   420,000    $   420,000    $  420,000
Building...................................................     1,517,600      1,517,600     1,517,600
Equipment..................................................     6,087,580      5,757,682     6,132,117
                                                              -----------    -----------    ----------
                                                                8,025,180      7,695,282     8,069,717
Less: Accumulated depreciation.............................    (4,284,675)    (3,518,379)   (4,976,981)
                                                              -----------    -----------    ----------
                                                              $ 3,740,505    $ 4,176,903    $3,092,736
                                                              -----------    -----------    ----------
                                                              -----------    -----------    ----------


10. OTHER ASSETS


                                                               JUNE 30,           SEPTEMBER 30,
                                                              -----------    -------------------------
                                                                 1999           1998           1997
                                                              -----------    -----------    ----------
Noncurrent deferred tax asset..............................   $        --    $   581,535    $  581,535
Other......................................................        44,090         63,556       102,051
Long-Term Investment (see Note 13w)........................     1,000,000             --            --
                                                              -----------    -----------    ----------
                                                              $ 1,044,090    $   645,091    $  683,586
                                                              -----------    -----------    ----------
                                                              -----------    -----------    ----------





11. REVOLVING CREDIT AGREEMENTS


     (a) In April 1994, the Company entered into an agreement with Congress Financial Corporation which has been extended to July 2000, providing the Company with a maximum $3,000,000 secured line of credit to be used for loans and trade letters of credit. The loans are secured by substantially all of the Company's personal property, including without limitation, accounts receivable, inventory and trademarks. The interest rate on loans is two percent (2%) above the prime rate announced by Core States Bank. The credit agreement contains restrictions relating to the payment of dividends. Additionally, prior to amendment, the Company was required to maintain a minimum of $3,500,000 in stockholders' equity and a minimum of $4,500,000 of working capital (excluding the Congress loan and certain subordinated debt). At September 30, 1996, the Company was not in compliance with these financial covenants, however, Congress continued to extend the Company credit under the terms of the original agreement. On February 25, 1997, the violations were waived by Congress, and the Company and Congress agreed on revised financial covenants. Under the revised agreement, the stockholders' equity and working capital minimums (excluding the Congress loan and certain subordinated debt) were reduced to $750,000 and $500,000, respectively, and was increased during the fiscal year ending September 30, 1997 to ($250,000) and $1,500,000, respectively. The Company has received waivers for its failure to comply with the reporting and financial requirements of the Agreement through September 30, 1998.


     (b) Under the terms of the credit agreement, the Company could borrow up to 85% (reduced to 80% in the third quarter of 1997) of the amount of eligible accounts receivable (as defined in the agreement), not to exceed the maximum credit. In February 1995, the agreement was amended to adjust the formula used to determine the amount available for revolving loans by including therein an amount based upon eligible inventory not to exceed $750,000.


     (c) As of October 30, 1997, Brownstone entered into a loan agreement which expires in February 2000 with Congress providing Brownstone with a maximum $5,500,000 secured line of credit to be used for loans and trade letters of credit. The line of credit is secured by all of the assets of Brownstone and guaranteed by the Company and Magram. The interest rate is two percent (2%) above the prime rate announced by Core States Bank. The loan agreement provides for certain restrictive covenants, including restrictions on Brownstone's debt financing,

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


11. REVOLVING CREDIT AGREEMENTS--(CONTINUED) dividends and distributions, and transactions with the Company and its subsidiaries. The loan agreement also requires Brownstone maintain a net worth (excluding debt subordinated to the Congress loan) of $300,000 until June 30, 1998, and $500,000 thereafter. The Company has received waivers for its failure to comply with the reporting and financial requirements through September 30, 1998.

     (d) Prior to the acquisition of Magram, Magram had entered into a loan agreement, dated as of August 13, 1996, which expires in July 1999, with Congress providing Magram with a maximum of $5,000,000 secured line of credit to be used for loans and trade letters of credit. The line of credit is secured by all of the assets of Magram and guaranteed by the Company and Brownstone. The interest rate is one and one-half percent (1 1/2%) above the prime rate announced by Core States Bank. The loan agreement provides for certain restrictive covenants, including restrictions on Magram's debt financing, dividends and distributions and transactions with the Company and its subsidiaries. The loan agreement also requires Magram maintain working capital of at least $1,500,000 and net worth (excluding debt subordinated to the Congress loan) of $1,600,000. Upon the acquisition of Lew Magram, these covenants were waived by Congress, and the Company and Congress are currently negotiating revised contracts.

     The lines of credit between Congress and each of the Company, Brownstone and Magram are guaranteed by a principal shareholder and director up to an aggregate maximum amount of $1,000,000.


     On May 12, 1999, the Company entered into a Secured Credit Agreement with First Source Financial LLP providing a $17 million asset based loan facility replacing the existing asset based loan facilities provided by Congress.



     The First Source loan facility provides a $13 million revolving loan with an interest rate at prime plus 1 1/2%, a $3 million three year term loan with an interest rate at prime plus 2% and a $1 million three year term loan with an interest rate at prime plus 2% increasing to prime plus 3% on November 15, 1999. The Company may convert any or all loans to a LIBOR (London Interbank Offer
Rate)-based rate. The revolving loan may be converted to LIBOR plus 3 1/4%, the $3 million term loan may be converted to LIBOR plus 4% and the $1 million term loan may be converted to LIBOR plus 4% increasing to LIBOR plus 5% on November 15, 1999. The loan facility is secured by substantially all of the Company's assets, a personal guarantee by Robert M. Rubin, the Company's Chairman of the Board, up to $1 million and an additional $1 million cash collateral deposit by Mr. Rubin.



     The amount of funds available to the Company to borrow under the revolving loan is based on a percentage of the Company's inventory and qualified receivables plus 100% of Mr. Rubin's cash collateral. As of September 27, 1999, the aggregate availability under the Revolving Loan was approximately
$9.2 million of which there was no unused availability.



     In September 1999, to provide the Company with necessary availability under its credit facility with First Source, Mr. Rubin and the Trust transferred to First Source certain pledged assets to pay down approximately $5 million of the Company's asset based loan facility. Mr Rubin transferred to First Source a $1 million certificate of deposit and marketable securities worth approximately $825,000. The certificate of deposit and securities were pledged to First Source in May 1999. The Trust transferred to First Source 900,000 shares of Tadeo common stock worth approximately $2.925 million. The Tadeo common stock was pledged by the Trust in July and August 1999 so that the Company could obtain an additional $2 million of availability under the revolving loan. For transferring these assets to First Source on the Company's account, the Company issued to Mr. Rubin 842,308 shares of common stock and the Trust 1,350,000 shares of common stock. Mr. Rubin transferred these shares to the Trust. In addition, in September 1999, as a condition to achieving compliance under certain covenants in the First Source loan facility, including repayment of advances by First Source in excess of the availability under the revolving loan, Mr. Rubin purchased 461,538 shares of the Company's

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


11. REVOLVING CREDIT AGREEMENTS--(CONTINUED)

common stock for $1 million. Mr. Rubin transferred these shares to the Trust. The per share price paid for the stock was $2.17 compared to the market price of the Company's common stock at the time of $4.06, after giving effect to the proposed 1-for-13 reverse split. See Note 20.



     In September 1999 the Company amended the Secured Credit Agreement to allow for an additional $2.0 million in funds available under the loan facility and to waive certain financial and other covenant defaults. The additional availability was secured by a pledge by the Rubin Family Irrevocable Stock Trust of 900,000 shares of Tadeo Holdings, Inc. common stock.



     In September 1999 the Company's Chairman, Robert M. Rubin, and the Rubin Family Irrevocable Stock Trust ("the Trust") the majority shareholder, transferred to First Source $1,000,000 cash collateral, approximately $825,000 in marketable securities and 900,000 shares of Tadeo Holdings common stock initially pledged to secure a portion of the First Source loan facility. These assets, when liquidated by First Source, will pay down the First Source loan facility. Because Tadeo Holdings common stock is thinly traded, the Tadeo Holdings common stock may not be sold immediately and may not be completely liquidated until November 1999. Any decline in Tadeo Holdings stock price would reduce the amount that the First Source loan facility would be paid down. Conversely, the Company would benefit from any price increase prior to the liquidation of the Tadeo Holdings stock. In addition, the Company will only obtain approximately $1.1 million in additional availability under the revolving loan as a result of the pay down, assuming Tadeo Holding's stock price is $3.25 per share. The $1 million cash collateral will pay off a $1 million term loan and the Company had received availability under the revolving loan of 100% of the value of the pledged marketable securities. The Company had received availability from First Source under the revolving loan of 60% of the value of the Tadeo Holdings common stock.


12. LONG-TERM DEBT

     Long-term debt consists of the following:


                                                                 JUNE 30,           SEPTEMBER 30,
                                                                 ----------    ------------------------
                                                                    1999          1998          1997
                                                                 ----------    ----------    ----------
12% subordinated debenture due June 2003(a)...................   $5,000,000    $5,000,000    $       --
Note payable--bank, payable in monthly installments of $10,018 which includes interest at 8.375% due August 2010. The note is collateralized by land and building and is guaranteed by
  a former stockholder........................................      880,211       911,877       952,806
Note payable--bank, payable in monthly installments of $7,201 which includes interest at 12%. The note is collateralized by land and buildings and is cosigned by a former
  stockholder(b)..............................................      543,058       544,811       564,540
Term loan A(c)................................................    3,000,000            --            --
Term loan B(c)................................................    1,000,000            --            --
Equipment loans--payable in monthly installments..............      516,336       775,983       450,851
Other.........................................................            0        90,730        10,366
                                                                 ----------    ----------    ----------
                                                                 10,939,605     7,323,401     1,978,563
Less: Current maturities......................................    1,811,758       939,816       823,918
                                                                 ----------    ----------    ----------
Long-term debt................................................   $9,127,847    $6,383,585    $1,154,645
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


12. LONG-TERM DEBT--(CONTINUED)
- ------------------


(a) On June 29, 1998, the Company issued $5,000,000 principal amount of its 12% subordinated secured debentures to Finova Mezzanine Capital, Inc. (formerly known as Sirrom Capital Corporation, d/b/a Tandem Capital) ("Finova Debentures"). The debentures are due June 29, 2003, and bear interest at 12%, payable quarterly. The Finova Debentures are secured by all of the personal property of the Company and its subsidiaries and includes certain restrictive covenants, including restrictions on dividends and distributions, additional debt financing and transaction with the Company and its subsidiaries. The Company also issued warrants in connection with the issuance of the Finova Debentures. The Company issued warrants to purchase up to 208,300 shares of its common stock exercisable at $2.35 for five years. The value of the warrants is immaterial and no original issue discount has been recorded. An additional 416,600 warrants will be issued on February 28, 1999 if the debenture is still outstanding at an exercise price equal to 80% of the average closing bid price for the twenty days prior to their issuance. An additional 200,000 warrants will be issued on each anniversary that the debenture is outstanding at an exercise price equal to 80% of the average closing bid price for the twenty days prior to their issuance. The exercise price is to be adjusted downward if the Company's common stock price is below this exercise price to an exercise price equal to the greater of 80% of the market price or $2.00 per share. On June 29, 1999, the warrants were repriced to $2.00 per share. Because the debentures were outstanding on February 28, 1999, the Company issued an additional warrant to purchase 416,600 shares of common stock exercisable at $1.59 per share for five years. Because the debentures were outstanding on June 29, 1999, the Company issued to Finova an additional warrant to purchase 200,000 shares of common stock exercisable at $2.00 per share.



(b) Full payment of this mortgage was due on January 26, 1997. The lender agreed to extend the mortgage to July 1999. The Company is in the process of refinancing the mortgage.


     The maturities of long-term debt are as follows:


1999.......................................................   $ 1,811,758
2000.......................................................     1,767,743
2001.......................................................     1,582,207
2002.......................................................       166,217
2003.......................................................     5,120,216
Thereafter.................................................       491,464
                                                              -----------
                                                              $10,939,605
                                                              -----------
                                                              -----------



(c) On May 12, 1999, the Company received a $3,000,000 three year term loan ("Term Loan A") from First Source Financial LLP. The loan is payable in 12 quarterly installments of $250,000 beginning August 15, 1999 with interest payable monthly at prime plus 2%. The Company also received a $1,000,000 three year term loan ("Term Loan B") which is payable in thirty monthly installments of $33,333 beginning November 15, 1999 with interest payable monthly at prime plus 2%.


13. STOCKHOLDERS' EQUITY


     (a) On December 31, 1992, the Board of Directors adopted a stock option plan which allows for the grant of options to employees and non-employees to purchase up to 200,000 shares of the Company's common stock. The exercise price per share cannot be less than the fair market value of the Company's common stock on the date of grant. During each of 1996 and 1995, the Company issued 75,000 options exercisable at $1.50 per share. There were no options exercised or cancelled during either of the years presented.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


13. STOCKHOLDERS' EQUITY--(CONTINUED)
     (b) On November 4, 1998, 581,175 warrants to purchase shares of the Company's common stock at $3.50 per share issued in connection with the Company's initial public offering of its common stock expired.

     (c) During 1995, warrants to purchase 1,500,000 shares of common stock were granted; 500,000 of these warrants, exercisable at $1.37 per share, were exercised resulting in net proceeds to the Company of $628,000. The remaining 1,000,000 warrants were exercisable as follows: (i) 500,000 at $3.00 per share expiring on July 18, 1996 and (ii) 500,000 at $1.00 per share expiring on July 18, 1997, which were exercised during 1997. The warrants expiring July 18, 1996 were not exercised.

     (d) In September 1996, the Company issued 500,000 common shares at $.95 per share to previously unrelated investors from the exercise of warrants. Net proceeds to the Company were $475,000.

     (e) In May 1997, pursuant to an agreement in 1996, the Company issued to a principal shareholder and officer an aggregate of 550,000 shares of common stock valued at $400,000 ($.75 per share) in consideration of his waiver of certain compensation owed to him and for restructuring certain debt owed to him, waiving certain defaults and providing an additional loan to the Company in the aggregate amount of $600,000 during 1996.

     (f) In March 1997, the Company approved the issuance of 52,217 shares of common stock to a principal shareholder and officer in lieu of the dividend payments due under the Series B and Series C preferred stock.

     (g) On September 9, 1996, the Company entered into an agreement with Gersten, Savage, Kaplowitz & Fredericks, LLP ("GSK&F") which provided that GSK&F will provide certain legal and consulting services to the Company over an extended prior of time. In 1997 as compensation for its services, certain individual members of GSK&F received an aggregate of 350,000 shares of common stock and options to purchase an aggregate of 150,000 shares of common stock at $2.50 per share.

     (h) In November 1996, the Company issued an aggregate of 1,060,000 options to 35 employees of the Company, including two executive officers and one outside director, pursuant to the November 1996 Plan. The options are exercisable at $1.00 per share, vest over a period of five years, and expire ten years from the date of grant, if not sooner, due to termination or death of the employee.


     (i) In May 1997, the Company issued an aggregate of 150,000 options pursuant to the November 1996 Plan, 50,000 of which were issued to Howard Katz, a director of the Company, and 100,000 of which were issued to Mr. Fredericks in connection with his agreement to become a member of the Company's Board of Directors. Such options are exercisable at $1.875 per share.


     (j) In May 1997, the Company authorized the issuance of 200,000 shares of common stock to a principal shareholder and officer in consideration of his extending loans to the Company, as well as extending a personal guarantee to Congress on behalf of the Company.

     (k) Between May and July 1997, the Company issued an aggregate of 100,000 and 58,408 shares of common stock in connection with the acquisitions of Magram and Biobottoms. The shares were recorded at fair market value with a corresponding increase in goodwill. During the same period options to acquire 200,000 shares of common stock were issued to six consultants. Of the 200,000 options, 50,000 are exercisable at $1.75 per share and 150,000 are exercisable at $1.875 per share.

     (l) From May 1997 through September 1997, the Company sold 1,250,000 shares of its common stock in a private placement of its securities in which it raised $2,500,000. In addition to these shares, the Company issued to European Community Capital a placement agent's warrant exercisable to purchase up to 200,000 shares of common stock at $3.3125 per share. The Company issued an option to a principal of the common stock at $3.3125 per share. The Company issued an option to a principal of the placement agent to purchase up to 100,000 shares of common stock at $2.00 per share.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


13. STOCKHOLDERS' EQUITY--(CONTINUED)
     (m) In September 1997, a principal shareholder and officer made an additional loan to the Company in the amount of $1,200,000.

     (n) In October 1997, in part to raise capital for the Company's acquisition out of bankruptcy of the assets of Brownstone, the Company completed a private offering of its securities which raised $3,620,000 from accredited investors. The private placement consisted of units, each unit consisting of ten shares of Series E preferred stock and 7,500 shares of common stock at a purchase price of $10,000 per unit. As a result, the Company issued an aggregate of 3,630 shares of Series E preferred stock and 2,722,500 shares of common stock.

     (o) On June 29, 1998, the Company completed the sale of subordinated debentures to Finova Capital in the amount of $5,000,000 to be used for working capital. In connection with the transaction, the Company issued warrants to purchase 208,300 shares of common stock.


     (p) In March 1999, the Company issued 32,440 shares of Series F Preferred Stock plus 346,027 shares of common stock for an aggregate amount of $3,244,000. Of this amount, 5,000 shares of Series F Preferred Stock and 53,333 shares of common stock were issued to an investor for a cash contribution of $500,000 which the Series F Preferred Stock will be redeemed out of the proceeds of the Company's proposed public offering (see Note 20). 17,200 shares of Series F Preferred Stock and 183,467 shares of common stock were issued to a principal stockholder for a cash contribution of $1.72 million. A director of the Company received 10,240 shares of Series F Preferred Stock and 109,227 shares of common stock for converting loans and advances to the Company totaling $700,000 and advancing $324,000 directly to a vendor of the Company.



     (q) In March 1999, the Company granted a warrant which grants the holder the right to purchase in the aggregate up to 80,000 shares of the Company's common stock at an exercise price of $1.50 per share. The warrant expires on March 18, 2002.



     (r) In April 1999, the Company issued 75 shares of Series E Preferred Stock and 38,470 shares of common stock were issued to a shareholder.



     (s) In May 1999, the Company issued 100,000 shares of its common stock for $100,000, and an option to purchase 100,000 shares of its common stock at an exercise price of $1.00 per share.



     (t) In May 1999, the Company granted to two consulting firms common stock purchase warrants to purchase up to an aggregate of 125,000 shares of common stock at $1.15625 per share for consulting services.



     (u) In June 1999, the Company entered into agreements with two investors to issue an aggregate of 500 shares of Series G Preferred Stock and common stock purchase warrants to purchase up to 120,000 shares of common stock at $1.00 per share for an aggregate cash investment of $50,000. The transaction closed in July 1999.



     (v) In September 1999, the Trust, converted or exchanged all of the preferred shares owned by the Trust into common stock other than the Series D Preferred Stock which was already converted. The Trust exchanged all of the Series B Preferred Stock and Series C Preferred Stock at a formula derived by dividing the total liquidation value of such preferred shares ($3,500,000) by $0.65 per share for a total of 5,384,615 shares of common stock. The terms of the Series B Preferred Stock and Series C Preferred Stock provided that such preferred shares were to convert at 75% of the current market price based on the average closing price of the common stock for the 10 days preceding the conversion (which would have been $0.6525 on that date, resulting in an issuance of 5,363,982 shares of common stock, a difference of 20,633 shares of common stock). The additional shares of common stock issued upon conversion of such preferred shares was consideration for the early conversion of such preferred shares by the Trust and for surrendering certain rights and privileges of owning the preferred shares. The holders of the Series E Preferred Stock have been granted a limited opportunity to convert their shares into common stock at a formula derived by dividing the total liquidation value of such preferred shares ($3,705,000) by $0.90 per share. The terms of the Series E Preferred Stock provided that such preferred shares

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


13. STOCKHOLDERS' EQUITY--(CONTINUED)

were not convertible. The exchange offer of shares of common stock for the Series E Preferred Stock was consideration for the holders to surrender certain rights and privileges of owning the preferred shares. Holders of $2,305,000 of the Series E Preferred Stock accepted the offer. Of the total shares to be issued upon conversion of all of the Series E Preferred Stock, which is 2,561,117, the Trust will receive 2,005,562 shares. The Trust exchanged for 5,488,000 shares of common stock all of the shares of the Series F Preferred Stock at a formula derived by dividing the total liquidation value of such preferred shares ($2,744,000) by $0.50 per share. The terms of the Series F Preferred Stock provided that such preferred shares were not convertible. The agreement to the exchange of common stock for the Series F Preferred Stock was consideration for the Trust giving up certain rights and privileges of owning the preferred shares. The Company intends to redeem for cash the remaining $500,000 of Series F Preferred Stock. The Company is paying in common stock accrued and unpaid dividends on the Series E Preferred Stock and Series F Preferred Stock. Of the total 399,690 shares of common stock being issued in lieu of cash dividends, the Trust will receive 224,192 shares. See Note 20.



     (w) Effective June 1999, the Company entered into a strategic alliance with Tadeo Holdings, Inc. The Trust owns approximately 9% of Tadeo's outstanding common stock. As part of the strategic alliance, the Company agreed to provide consulting services to Tadeo on direct marketing for $500,000. Tadeo will develop, design and maintain the Company's web sites for its Lew Magram and Brownstone catalogs for a royalty of 5% of net revenues derived from the Company's e-commerce business up to $500,000 and 20% of net profits thereafter. Tadeo will also host the Company's internet servers for the first year for an additional fee. In addition, Tadeo made a $1,000,000 cash investment in the Company's Series G Preferred Stock. The Series G Preferred Stock is convertible into common stock based on the average of the closing bid prices for the lowest five of the twenty trading days immediately preceding the date of conversion. The Series G Preferred Stock is redeemable at the Company's option, but must be redeemed out of the proceeds of any public offering in excess of $9 million. The Company also exchanged $1,000,000 worth of common stock (82,008 shares) for $1,000,000 worth of Tadeo's common stock (285,715 shares), based on the Company's stock price as of June 7, 1999.



     (x) In July 1999, the Company granted to a director an option to purchase 50,000 shares of common stock at $1.00 per share for his continuing to serve as a director.



     (y) In September 1999, the Company issued a $400,000 short term subordinated promissory note to an investor for a $400,000 cash investment. The proceeds were used for working capital purposes.


     At September 30, 1998 the components of the Preferred Stock were:

                                                              SHARES                         PAR VALUE
                                                      ----------------------                 ---------    LIQUIDATION
                                                      ISSUED     OUTSTANDING    PER SHARE     TOTAL          VALUE
                                                      -------    -----------    ---------    ---------    -----------
Series A(d)........................................   100,000      100,000        $ .01        1,000      $        --
Series B(a)........................................   290,000      290,000          .01        2,900        2,900,280
Series C(a)........................................    60,000       60,000          .01          600          600,000
Series D(b)........................................    95,000       92,503          .01          950        9,250,300
Series E(c)........................................     3,630        3,630          .01           36        3,630,000
                                                                                                          -----------
                                                                                                          $16,380,580
                                                                                                          -----------
                                                                                                          -----------

                                                        (Footnotes on next page)

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


13. STOCKHOLDERS' EQUITY--(CONTINUED)
- ------------------
(a) Convertible into common into common stock at 75% of "current market price" with a dividend of 9% of liquidation value and 10 votes per share.

(b) Shares issued in connection with the Magram acquisition (see Note 3(a)).

(c) Redeemable at the option of the Company with a dividend based on liquidation value of 6% increased to 12% if not redeemed by October 2000.
(d) Converted into 1,000,000 shares of common stock in November 1998.

14. CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Concentrations of credit risk with respect to trade receivables include concentrations of trade accounts in the juvenile products industry.

15. NET SALES


     Two customers of Ecology Kids accounted for the following percentage of net sales from continuing operations. No customer exceeded 10% of net sales in 1998 or the nine months ended June 30, 1999.


                            PERCENTAGE OF NET SALES

Year ended September 30, 1997..................................    12       8
                                                                   --      --
                                                                   --      --
Nine months ended September 30, 1996...........................    11      40
                                                                   --      --
                                                                   --      --

16. COMMITMENTS AND CONTINGENCIES

     (a) Sales Tax Audit

     In November 1997, Magram was served with a proposed assessment related to a sales tax audit aggregating approximately $2.4 million (including penalties and interest). This matter was settled for $350,000 and has been accrued at October 3, 1998. The liability was recorded as of the acquisition date of Magram.

     (b) Merchandise Credits


     Because of Magram's policy of periodically writing off into income unused merchandise credits issued with the return of sale merchandise, it may be liable for future claims on such amounts previously written off. The amounts written off into income for 1997, 1998 and the nine months ended June 30, 1999 were $742,000, $3,398,000 and $2,600,000 respectively.


     (c) Employment Agreements


     In connection with the Magram acquisition, the Company entered into three-year employment agreements with three former principals of Magram to serve in executive capacities with the acquired company. Aggregate minimum annual compensation under these agreements is $657,000 for the first two years and $692,000 for the third year.



     In connection with the Brownstone acquisition in October 1997, the Company entered into five-year employment agreements with two former principals of Brownstone to serve in executive capacities with the Company. Aggregate minimum annual compensation under these agreements is $372,500.



     During 1999, the Company entered into a three-year employment agreement with an officer of the Company for a minimum of $200,000 a year.



     Robert M. Rubin, Chairman of the Board, has a financial consulting agreement with the Company pursuant to which Mr. Rubin is paid $200,000 per annum. The agreement terminates in December, 2002.



     On May 21, 1999, the Company entered into a severance agreement with Jonathan Rosenberg. The agreement provides that Mr. Rosenberg will be paid six months severance equal to $112,500 plus twelve months

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


16. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

of health and other benefits. The agreement terminated Mr. Rosenberg's employment agreement which would have expired on February 15, 2002.
Mr. Rosenberg resigned as Chief Executive Officer, President and Director on May 21, 1999.

     (d) Leases

     The Company rents real and personal property under long-term lease agreements which expire at various dates through August 2002. Although the lease on the facility used in the Magram and Brownston operations will expire in August 1999, the Company intends to exercise its option to extend to 2001. Future minimum rentals under noncancellable operating leases are as follows:

FISCAL YEAR ENDING                                               AMOUNT
- ------------------------------------------------------------   ----------
1999........................................................   $  654,756
2000........................................................      663,996
2001........................................................      674,780
2002........................................................       78,736
                                                               ----------
                                                               $2,072,268
                                                               ----------
                                                               ----------


     Rent expense amounted to approximately $890,000, $823,277, $0, $731,160 and $374,888 for the years ended September 30, 1998, 1997, the nine months ended September 30, 1996, and the nine months ended June 30, 1999 and 1998, respectively.


     (e) Litigation


     In March 1998, Paul Russo filed a complaint against the Company alleging that he is entitled to the Unit Purchase Option granted by the Company as part of the initial public offering in November 1993. The litigation was settled resulting in the Company agreeing to pay Russo $600,000, which was expensed in the June 30, 1999 period.


17. INCOME TAXES


     The following analyzes the deferred tax assets at June 30, 1999, September 30, 1998 and 1997:



                                                       1999           1998           1997
                                                    -----------    -----------    -----------
Net operating loss carryforward..................   $ 4,378,000    $ 3,485,000    $ 2,915,000
Depreciation.....................................       100,000        100,000        102,000
Inventory........................................     1,016,000      1,016,000      1,016,000
Other items......................................       164,000        164,000        164,000
                                                    -----------    -----------    -----------
                                                      5,858,000      4,765,000      4,197,000
Less: Valuation allowance........................    (5,858,000)    (3,403,000)    (2,835,000)
                                                    -----------    -----------    -----------
Deferred tax asset...............................   $       -0-    $ 1,362,000    $ 1,362,000
                                                    -----------    -----------    -----------
                                                    -----------    -----------    -----------



     A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. The net deferred tax asset reflects management's estimates of the amount which will be realized from future profitability which can be predicted with reasonable certainty. The valuation allowance was $2,835,000 at September 30, 1997, which represents a decrease of $212,000 over the amount reported at September 30, 1996. The current portion of the deferred tax asset amounts to $780,464, and is included with other current assets. The long-term portion amounts to $581,536 and is included with other assets. The increase in the deferred tax assets in 1998 was fully reserved. The asset was written off in the June 30, 1999 period.


     As of September 30, 1998, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $7,300,000 which are available to offset future Federal taxable income through 2009.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


17. INCOME TAXES--(CONTINUED)

     The provision for income taxes differs from the amount computed by applying the 34% Federal statutory income tax rate to the net loss before provision for income taxes as follows:


                                                                                       YEAR ENDED
                                                                NINE MONTHS          SEPTEMBER 30,
                                                              ENDED JUNE 30,     ----------------------
                                                                   1999            1998         1997
                                                              ---------------    ---------    ---------
Income tax benefit computed at statutory rate..............   $     2,320,000    $ 568,000    $ 376,000
Tax benefit of net operating loss carryforward.............                --           --     (376,000)
State tax benefit (expense), net of Federal tax benefit....          (326,000)          --        1,567
Adjustment to valuation allowance..........................        (3,990,386)    (568,000)    (212,000)
                                                              ---------------    ---------    ---------
Income tax benefit (expense) as reported...................   $    (1,496,386)   $      --    $ 210,433 (1)
                                                              ---------------    ---------    ---------
                                                              ---------------    ---------    ---------


- ------------------

(1) Includes amounts attributable to discontinued operations.

18. BUSINESS SEGMENT INFORMATION

     The Company is engaged in two lines of business, specialty catalog retail and mass merchant manufacturing and distribution. Operations are conducted in North America. The following is a summary by business segment:


                                                                                       MASS MERCHANT
                                                                   SPECIALTY CATALOG   MANUFACTURING &
INFORMATION BY BUSINESS SEGMENT                                    RETAIL OPERATIONS    DISTRIBUTION        TOTAL
- -----------------------------------------------------------------  -----------------   ---------------   ------------
JUNE 30, 1999
Net sales........................................................    $  52,583,558      $   3,859,404    $ 56,442,962
Cost of goods sold...............................................       26,894,414          2,718,587      29,613,001
                                                                     -------------      -------------    ------------
Gross profit.....................................................       25,689,144          1,140,817      26,829,961
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Operating expenses...............................................       33,793,675          1,575,882      35,369,557
                                                                     -------------      -------------    ------------
Operating income (loss)..........................................    $ (16,661,446)     $    (435,065)   $ 17,096,511
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Interest expense.................................................    $  (1,464,679)     $    (236,753)   $ (1,701,432)
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Income (loss) before provision for income taxes..................    $ (18,452,125)     $    (671,818)   $(19,123,943)
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Total assets.....................................................    $  29,768,320      $   5,549,314    $ 35,317,634
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
JUNE 30, 1998
Net sales........................................................    $  51,532,447      $   5,586,308    $ 57,118,755
Cost of goods sold...............................................       22,635,340          3,394,284      26,029,624
                                                                     -------------      -------------    ------------
Gross profit.....................................................       28,897,107          2,192,024      31,089,131
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Operating expenses...............................................       26,313,299          1,705,028      28,018,326
                                                                     -------------      -------------    ------------
Operating income (loss)..........................................    $   2,583,809      $     486,996    $  3,070,805
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Interest expense.................................................    $    (670,035)     $    (288,466)   $   (958,501)
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Income before provision for income taxes.........................    $   1,913,774      $     198,530    $  2,112,304
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Total assets.....................................................    $  42,594,703      $   5,661,961    $ 48,256,664
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


18. BUSINESS SEGMENT INFORMATION--(CONTINUED)


                                                                                       MASS MERCHANT
                                                                   SPECIALTY CATALOG   MANUFACTURING &
INFORMATION BY BUSINESS SEGMENT                                    RETAIL OPERATIONS    DISTRIBUTION        TOTAL
- -----------------------------------------------------------------    -------------      -------------    ------------
SEPTEMBER 30, 1998
Net sales........................................................    $  67,921,661      $   6,663,931    $ 74,585,592
Cost of goods sold...............................................       30,248,309          4,184,988      34,433,297
                                                                     -------------      -------------    ------------
Gross profit.....................................................       37,673,352          2,478,943      40,152,295
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Operating expenses...............................................       35,436,230          2,101,142      37,537,372
                                                                     -------------      -------------    ------------
Operating income (loss)..........................................    $   2,237,122      $     377,801    $  2,614,923
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Interest expense.................................................    $  (1,007,927)     $    (347,397)   $ (1,355,324)
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Income before provision for income taxes.........................    $   1,229,195      $      30,404    $  1,259,599
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Total assets.....................................................    $  46,024,819      $   4,934,064    $ 50,958,883
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
SEPTEMBER 30, 1997
Net sales........................................................    $  10,575,342      $   6,892,724    $ 17,468,066
Cost of goods sold...............................................        5,005,817          3,718,213       8,724,030
                                                                     -------------      -------------    ------------
Gross profit.....................................................        5,569,525          3,174,511       8,744,036
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Operating expenses...............................................        5,322,581          1,738,077       7,060,658
                                                                     -------------      -------------    ------------
Operating income (loss)..........................................    $     246,944      $   1,436,434    $  1,683,378
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Interest expense.................................................    $          --      $    (421,233)   $   (421,233)
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Income before provision for income taxes.........................    $     246,944      $   1,015,201    $  1,262,145
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Total assets.....................................................    $  27,597,554      $   5,415,333    $ 33,012,887
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
SEPTEMBER 30, 1996
Net sales........................................................    $          --      $   7,448,778    $  7,448,778
                                                                     -------------      -------------    ------------
Cost of goods sold...............................................    $          --      $   7,392,265    $  7,392,265
                                                                     -------------      -------------    ------------
Gross profit.....................................................    $          --      $      56,513    $     56,513
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Operating expenses:
  Selling, general & administrative expenses.....................               --          3,672,133       3,672,133
  Restructuring & reorganization costs...........................               --          1,738,975       1,738,975
                                                                     -------------      -------------    ------------
Total expenses...................................................               --          5,411,108       5,411,108
                                                                     -------------      -------------    ------------
Operating income (loss)..........................................    $          --      $  (5,354,595)   $ (5,354,595)
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Interest expense.................................................    $          --      $    (702,474)   $   (702,474)
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Income (loss) before provision for income taxes..................    $          --      $  (6,057,069)   $ (6,057,069)
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------
Total assets.....................................................    $          --      $   7,762,190    $  7,762,190
                                                                     -------------      -------------    ------------
                                                                     -------------      -------------    ------------

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


19. STOCK OPTION PLANS

     The Company's 1992 Stock Option Plan ("1992 Stock Option Plan") provides for the issuance of up to 200,000 shares of common stock upon exercise of incentive stock options and is intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended ("Code").

     The 1992 Stock Option Plan may be administered by the Board of Directors or by a stock option committee of the Board of Directors (the "Committee"). Incentive stock options are granted under the 1992 Stock Option Plan to employees generally on the basis of the recipient's responsibilities and the achievement of performance objectives. Subject to the limitations set forth in the 1992 Stock Option Plan, the Board or the Committee has the authority to determine when the options may be exercised and vest. Under the Plan, the per share exercise price may not be less than the greater of 100% of the fair market value of the shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the per share exercise price must be at least 110% of the fair market value on the date of grant and the term may not be longer than five years. As of this date, the Company has outstanding an aggregate of 130,000 stock options, exercisable at $1.50 per share, all of which are held by affiliates or employees of the Company at the time of grant.

  August 1996 Stock Option Plan


     The Company also established a nonqualified stock option plan providing for the issuance of up to 1,500,000 shares of common stock to its directors, officers, key employees and consultants (the "August 1996 Plan"). To date, the Company has granted directors, officers and key employees an aggregate of 150,000 incentive and nonqualified stock options, at an exercise price of $2.00 per share and 500,000 nonqualified stock options issued and exercised by a consultant.


  November 1996 Stock Option Plan

     Under the Company's November 1996 Incentive Stock Option Plan (the "November 1996 Plan"), options to purchase a maximum of 1,500,000 shares of common stock of the Company (subject to adjustments in the event of stock splits, stock dividends, recapitalizations and other capital adjustments) may be granted to employees, officers and directors of the Company and other persons who provide services to the Company. 1,060,000 of such options have been granted at an exercise price of $1.00, of which 620,000 options expired on June 17, 1998, 150,000 are exercisable at $2.375 and 50,000 are exercisable at $1.00. The options to be granted under the November 1996 Plan are designated as incentive stock options or nonincentive stock options by the Board of Directors which also have discretion as to the persons to be granted options, the number of shares subject to the options and terms of the option agreements. Only employees, including officers and part-time employees of the Company, and nonemployee directors, consultants and advisors and other persons who perform significant service for or on behalf of the Company, may be granted incentive stock options; officers and directors who currently own more than 5% of the issued and outstanding stock are not eligible to participate in the November 1996 Plan.

     The November 1996 Plan provides that options granted thereunder shall be exercisable during a period of no more than ten years from the date of grant, depending upon the specific option agreement and that, with respect to incentive stock options, the option exercise price shall be at least equal to 100% of the fair market value of the common stock at the time of the grant.


     In September 1999, the Board of Directors increased the number of shares reserved under the Plan by one million after giving effect to any reverse split. The Company anticipates granting options to purchase one million shares to directors, officers and key employees at 110% of the offering price, but the allocation has not yet been determined.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


19. STOCK OPTION PLANS--(CONTINUED)
  1998 Stock Option Plan

     The Company's 1998 Stock Option Plan (the "1998 Plan") was adopted by the Board of Directors in February, 1998 and approved by the stockholders in May, 1998. Under the 1998 Plan, the Company is authorized to issue options to purchase up to 1,200,000 shares of common stock. All officers and other employees of the Company and other persons who perform significant services for or on behalf of the Company are eligible to participate in the 1998 Plan.

     The Company may grant under the 1998 Plan both incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "code"), and stock options that do not qualify for incentive treatment under the Code ("Nonstatutory Options").

     The Plan shall be administered by the Board of Directors of the Company (the "board"), if each member is a "disinterested" person within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended
("Rule 16b-3"), or a committee (the "Committee") of two or more directors, each of whom is a disinterested person.

     Subject to the provisions of the 1998 Plan, the Committee has the authority to construe and interpret the 1998 Plan, to prescribe, adopt, amend and rescind rules and regulations relating to the administrations of the 1998 Plan and to make all other determinations necessary or advisable for its administration. Subject to the limitations of the 1998 Plan, the Committee also selects from among the eligible persons those individuals who will receive options, whether an optionee will receive Incentive Stock Options or Nonstatutory Options, or both, and the amount, price, restrictions and all other terms and provisions of such options (which need not be identical).

     The exercise price of each Incentive Stock Option under the Option Plan will be determined by the Committee, but will not be less than 100% of the "Fair Market Value" (as defined in the 1998 Plan) of common stock on the date of grant (or 110% in the case of an employee who at the time owns more than 10% of the total combined voting power of all classes of capital stock of the Company). The Nonstatutory Option exercise price will be determined by the Committee, but will not be less than 85% of the common stock on the date of grant.


     Under the 1998 Plan, the Company has outstanding options to purchase an aggregate of 700,000 shares of common stock exercisable at $2.75 per share and 500,000 shares of common stock are exercisable at $1.00 per share, all of which are held by employees of the Company. Options to purchase 200,000 shares of common stock become exercisable upon Brownstone meeting certain minimum net income. These options will be recorded, when and if, the net income assessments are met. The remaining outstanding options become exercisable over four years.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)


19. STOCK OPTION PLANS--(CONTINUED)
     The following table is a summary of stock option information for 1996 through 1998:

                                                                  OPTION        PRICE RANGE      AVERAGE
                                                                  SHARES         PER SHARE       PRICE
                                                                 ---------    ----------------   -------
Outstanding 1/1/96............................................     130,000               $1.50    $1.50
  Granted.....................................................     650,000       $.95 to $2.50    $1.34
  Exercised...................................................     500,000                $.95    $ .95
  Forfeited...................................................           0                   0        0
                                                                 ---------    ----------------    -----
Outstanding 10/1/96...........................................     280,000      $1.50 to $2.50    $2.04
  Granted.....................................................   1,485,000     $1.00 to $3.125    $1.21
  Exercised...................................................           0                   0        0
  Forfeited...................................................           0                   0        0
                                                                 ---------    ----------------    -----
Outstanding 10/1/97...........................................   1,765,000     $1.00 to $3.125    $1.67
  Granted.....................................................     750,000      $1.00 to $2.75    $2.63
  Exercised...................................................      35,000      $1.75 to $1.85    $1.84
  Forfeited...................................................     620,000               $1.00    $1.00
                                                                 ---------    ----------------    -----
Outstanding 9/30/98...........................................   1,860,000     $1.00 to $3.125    $2.05
                                                                 ---------    ----------------    -----
                                                                 ---------    ----------------    -----
Exercisable at year-end
  9/30/96.....................................................     130,000               $1.50    $1.50
  9/30/97.....................................................     527,000     $1.00 to $3.125    $1.61
  9/30/98.....................................................     831,000     $1.00 to $3.125    $2.02

  Available for future grants

                                                                   1992     AUGUST 1996    NOVEMBER 1996     1998
                                                                   PLAN       PLAN            PLAN           PLAN
                                                                  ------    -----------    -------------    -------
9/30/98........................................................   70,000      850,000         710,000       500,000

     The following table summarizes information about stock options outstanding at September 30, 1998.

Range of Exercise prices:..................................................    $1.00 to $3.125
Outstanding options Number outstanding at September 30, 1998...............          1,860,000
Weighted average remaining contractual life (years)........................                3.5
Weighted average exercise price............................................              $2.05
Exercisable options Number outstanding at September 30, 1998...............            831,000
Weighted average exercise price............................................              $2.02

     In fiscal 1997, the Company adopted the disclosure provisions of SFAS
No. 123, "Accounting for Stock-Based Compensation". For disclosure purposes, the fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during the years ended September 30, 1998 and 1997 and nine months ended September 30, 1996: annual dividends of $-0-; expected volatility of 46.10% in 1988 and 94.99% in 1997; risk-free interest rate of 7% and expected life of five years. The weighted average fair value of stock options granted during the years ended September 30, 1998 and 1997 and nine months ended September 30, 1996 was $1.51, $1.17 and $1.48, respectively. If the Company had recognized compensation cost for stock options in accordance with SFAS No. 123, the Company's pro forma net loss and net loss per share would have been $2,257,683 and $ .21 per share and $550,088 and $.09 per share for the years ended September 30, 1998 and 1997 and $8,298,400 and $1.82 per share for the nine months ended September 30, 1996.

                           STYLESITE MARKETING, INC.
       (FORMERLY DIPLOMAT DIRECT MARKETING CORPORATION) AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



    (UNAUDITED WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1998 AND 1999)



20. SUBSEQUENT EVENTS (UNAUDITED)



     In September 1999, as part of its financing plans in a series of transactions, the Company issued to the Trust and others 48,933,422 shares of common stock. Of the shares issued 35,100,000 shares were issued in connection with the satisfaction of a portion of the secured borrowing (see Note 11) and 13,833,422 shares were issued upon the conversion or exchange of 379,745 shares of preferred stock (see Note 13). This will result in a financing expense of approximately $2 million.



     On June 11, 1999 the Company filed a Registration Statement to raise an additional $10 million in equity capital upon the completion of an offering. The proceeds from the sale of the shares are intended to be used as follows:



     o $3,250,000 to repay a portion of the outstanding balances due under the First Source loan facility ($1,000,000), to redeem a portion of the Company's redeemable preferred stock ($1,550,000), to repay an advance by an investor ($400,000) and to prepay a portion of the Russo litigation settlement ($300,000);



o $3,650,000 to finance the purchase of inventory;



     o $750,000 to be used for creating, designing, integrating into operations and operating the Lew Magram and Brownstone Studio interactive websites; and



     o the balance, including any proceeds from the sale of over-allotment shares, to fund general corporate purposes, including possible acquisitions.



     The Company is contemplating a reverse stock split of approximately 13 to 1, which has not been reflected in the financial statements.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Lew Magram Ltd.

We have audited the accompanying statements of operations and cash flows of Lew Magram Ltd. for the year ended January 4, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Lew Magram for the year ended January 4, 1997, in conformity with generally accepted accounting principles.

/s/ BDO Seidman, LLP
BDO SEIDMAN, LLP

New York, New York
May 16, 1997, except for Note 2
which is as of February 19, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Lew Magram Ltd.

We have audited the accompanying statements of operations and cash flows of Lew Magram Ltd. for the six months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Lew Magram for the six months ended June 30, 1997, in conformity with generally accepted accounting principles.

/s/ Feldman Sherb Ehrlich & Co., P.C.
FELDMAN SHERB EHRLICH & CO., P.C.
Certified Public Accountants

New York, New York
January 30, 1999

                                LEW MAGRAM LTD.
                            STATEMENTS OF OPERATIONS

                                                                                 SIX MONTHS ENDED     YEAR ENDED
                                                                                 JUNE 30, 1997       JANUARY 4, 1997
                                                                                 ----------------    ---------------
Net sales.....................................................................     $ 19,642,703        $51,926,603
Cost of goods sold............................................................       11,960,210         25,111,912
                                                                                   ------------        -----------
  Gross profit................................................................        7,682,493         26,814,691
Selling, general and administrative expenses..................................       14,670,290         28,296,249
                                                                                   ------------        -----------
  Operating loss..............................................................       (6,987,797)        (1,481,558)
Other income (expense)........................................................         (218,636)           691,553
                                                                                   ------------        -----------
  Loss before income taxes....................................................       (7,206,433)          (790,005)
Income taxes..................................................................          (70,000)                --
                                                                                   ------------        -----------
Net loss......................................................................     $ (7,276,433)       $  (790,005)
                                                                                   ------------        -----------
                                                                                   ------------        -----------

                See accompanying notes to financial statements.

                                LEW MAGRAM LTD.
                            STATEMENTS OF CASH FLOWS

                                                                                 SIX MONTHS ENDED     YEAR ENDED
                                                                                 JUNE 30, 1997       JANUARY 4, 1997
                                                                                 ----------------    ---------------
Cash flows from operating activities:
  Net loss....................................................................     $ (7,276,433)       $  (790,005)
  Adjustments to reconcile net loss to net cash provided by (used in)
     operating activities:
     Depreciation and amortization............................................          303,547            546,030
     Unrealized gain in marketable securities.................................               --            (12,000)
     Decrease (increase) in:
       Accounts receivable....................................................          (10,977)            83,216
       Inventories............................................................          938,598            (67,018)
       Prepaid expenses and other current assets..............................            6,363           (991,238)
       Other assets...........................................................               --             34,937
     Increase (decrease) in:
       Accounts payable.......................................................         (469,981)           804,867
       Accrued expenses.......................................................        5,278,391            638,927
                                                                                   ------------        -----------
Total adjustments.............................................................        6,045,941          1,037,721
                                                                                   ------------        -----------
Net cash provided by (used in) operating activities...........................       (1,230,492)           247,716
                                                                                   ------------        -----------
Cash flows from investing activities:
  Capital expenditures........................................................          (87,175)          (543,950)
                                                                                   ------------        -----------
Cash flows from financing activities:
  Increase in long-term debt..................................................        1,369,084            325,547
  Issuance of preferred stock.................................................        2,000,000                 --
  Dividends on preferred stock................................................          (24,466)                --
  Payments under capital leases...............................................         (199,121)           138,606
  Redemption of stockholder...................................................          (77,619)            46,774
                                                                                   ------------        -----------
Net cash provided by financing activities.....................................        3,067,878            510,927
                                                                                   ------------        -----------
Net increase in cash..........................................................        1,750,211            214,693
Cash, beginning of period.....................................................          285,796             71,104
                                                                                   ------------        -----------
Cash, end of period...........................................................     $  2,036,007        $   285,797
                                                                                   ------------        -----------
                                                                                   ------------        -----------

                See accompanying notes to financial statements.

                                LEW MAGRAM LTD.
                         NOTES TO FINANCIAL STATEMENTS



1. SUMMARY OF ACCOUNTING POLICIES

  Description of Business

     The Company is a mail order ladies apparel retailer.

  Inventories

     Inventories consisting of finished goods are valued at the lower of cost (first-in, first-out) or market.

  Catalogue and Advertising Expenses

     The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

     Direct-response advertising consists primarily of mail order catalogues that include order forms for the Company's products. The capitalized costs of the catalogue are amortized over the shipping season of the products appearing in the catalogues, which does not exceed 6 months.

     The Company began a production development program that extends the useful lives of certain production costs over many catalogue seasons. These costs are being amortized on a straight-line basis over 18 months, the estimated useful life, and consist of photography, modeling and color separation costs.

  Property, Equipment and Depreciation

     Depreciation and amortization are computed by both accelerated and straight-line methods based on the estimated useful lives of the assets.

  Revenue Recognition

     Revenue is recognized at the time merchandise is shipped to customers. Proceeds received for merchandise not yet shipped are reflected as "open prepaid orders," a current liability. In addition, the Company passes on the cost of parcel shipments directly to the customer as part of the postal and handling charge, which is customary in the direct mail industry. This is reflected as a reduction of operating expenses.

     The Company also derives revenue through the rental of their customer mailing list, which is reflected in other income.

  Merchandise Credits

     The Company issues merchandise credits for certain returns of merchandise sold with substantial discounts. Unused credits are periodically written off into income.

  Income Taxes

     The Company elected, with the consent of its stockholders, to be taxed as an S corporation under the provisions of the Internal Revenue Code and New York State Franchise Tax Law. The stockholder is required to report the Company's taxable income or loss in their personal income tax returns; accordingly, such income taxes are not reflected in the financial statements. The financial statements include a provision for New York City and New Jersey income taxes since New York City and New Jersey do not recognize S corporation status. New York State imposes a corporate level tax based upon the differential between corporate and individual tax rates, which has been provided for.

                                LEW MAGRAM LTD.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

1. SUMMARY OF ACCOUNTING POLICIES--(CONTINUED)
     During the year ended July 1, 1995, the Company adopted SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are immaterial and not recorded by the Company.

     In connection with the transactions discussed in Note 2, the Company's corporation status was automatically terminated when the Company issued preferred stock (see note 4(a)), and the Company will now be taxed as a C corporation. The change in status will not materially affect the Company.

  Fiscal Year

     The Company's fiscal year is comprised of 52-53 weeks ending on the Saturday closest to December 31.

2. ACQUISITION BY DIPLOMAT DIRECT MARKETING CORPORATION


     On February 19, 1998, StyleSite Marketing, Inc. (formerly Diplomat Direct Marketing Corporation) ("StyleSite") completed the acquisition of Lew Magram, Ltd. The acquisition was effected as of July 1, 1997, the date that StyleSite assumed effective control of Magram. The acquisition was accounted for as a purchase and the consideration consisted of the issuance of 95,000 shares of StyleSite's $.10 par value, Series D convertible preferred stock and 250,000 shares of StyleSite's common stock. The Series D preferred stock is convertible into 3,166,667 shares of StyleSite's common stock. The fair market value of the consideration was approximately $8.7 million and acquisition costs were approximately $646,000. StyleSite recorded the carryover basis for a certain selling stockholder of Magram who is also a principal stockholder of StyleSite.


3. RENT EXPENSE

     Rent expense amounted to approximately $280,000 and $563,000 for the six months ended June 30, 1997 and the year ended January 4, 1997, respectively.

4. CONTINGENCIES

     Because of the Company's policy of periodically writing off into income unused merchandise credits issued (approximately $264,110 and $796,000 for the six months ended June 30, 1997 and the year ended January 4, 1997, respectively), without expiration dates in connection with the return of sale merchandise, it may be liable for future claims on such amounts previously written off.

5. OTHER

     (a) On May 16, 1997, the Company issued 2,000 shares of preferred stock to two individuals for $2,000,000. The preferred stock has been designated as senior convertible preferred stock with $.01 par value. The preferred stock has a $1,000 per share liquidation value and a 9.5% cumulative dividend.


     (b) In connection with the transaction discussed above, the Company amended its certificate of incorporation whereby the Company is authorized to issue 2,000 shares of $.01 par value common stock and 2,000 shares of $.01 par value preferred stock.

                     JEAN GRAYSON'S BROWNSTONE STUDIO, INC.
                              FINANCIAL STATEMENTS
                                     INDEX


                                                                                                           PAGE
                                                                                                           NUMBER
                                                                                                           ------
Independent Auditors' Report............................................................................    F-37
Financial Statements:
  Balance Sheets........................................................................................    F-38
  Statement of Operations...............................................................................    F-39
  Statement of Cash Flows...............................................................................    F-40
  Notes to Financial Statements.........................................................................    F-41

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Jean Grayson's Brownstone Studio, Inc.

We have audited the accompanying balance sheets of Jean Grayson's Brownstone Studio, Inc. as of December 31, 1996 and 1995, and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Jean Grayson's Brownstone Studio, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared on a going concern basis. The Company has sustained significant losses during the last two years and has a working capital deficit of $3,464,094 as of December 31, 1996. Furthermore, in February 1997 the Company filed for bankruptcy under Chapter 11 culminating in a court approved assumption of its remaining assets and certain liabilities in October 1997. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

/s/ FELDMAN SHERB EHRLICH & CO., P.C.
Feldman Sherb Ehrlich & Co., P.C.
Certified Public Accountants

New York, New York
August 24, 1998

                     JEAN GRAYSON'S BROWNSTONE STUDIO, INC.
                                 BALANCE SHEET

                                                                                             DECEMBER 31,
                                                                                      --------------------------
                                                                                         1996           1995
                                                                                      -----------    -----------
                                      ASSETS
Current assets:
  Cash and cash equivalents........................................................   $   124,554    $   216,226
  Receivable from credit card companies............................................       104,537        129,011
  Merchandise inventories..........................................................     7,235,765     10,856,229
  Prepaid expenses and other current assets........................................     2,491,545      2,752,640
                                                                                      -----------    -----------
     Total current assets..........................................................     9,956,401     13,954,106
Property and equipment--net........................................................     1,423,873      1,881,868
Other assets.......................................................................       208,388        297,004
                                                                                      -----------    -----------
                                                                                      $11,588,662    $16,132,978
                                                                                      -----------    -----------
                                                                                      -----------    -----------

                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of capital leases and long-term debt..........................   $    59,704    $    84,699
  Note payable.....................................................................     1,568,543      2,107,131
  Accounts payable and accrued expenses............................................     8,475,130      9,142,782
  Customers' advances and returns..................................................     3,317,118      1,992,709
                                                                                      -----------    -----------
     Total current liabilities.....................................................    13,420,495     13,327,321
                                                                                      -----------    -----------
Obligations under capital leases and long-term debt................................        51,897        109,670
                                                                                      -----------    -----------
Deferred credits...................................................................       481,914        600,159
                                                                                      -----------    -----------

Commitments and contingent liabilities
Stockholders' equity (deficit)
  Common stock, no par value--authorized and outstanding, 200 shares...............       148,000        148,000
  Retained earnings (deficit)......................................................    (2,513,644)     1,947,828
                                                                                      -----------    -----------
     Total stockholders' equity (deficit)..........................................    (2,365,644)     2,095,828
                                                                                      -----------    -----------
                                                                                      $11,588,662    $16,132,978
                                                                                      -----------    -----------
                                                                                      -----------    -----------

                       See notes to financial statements

                     JEAN GRAYSON'S BROWNSTONE STUDIO, INC.
                            STATEMENT OF OPERATIONS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                      --------------------------
                                                                                         1996           1995
                                                                                      -----------    -----------
Net sales..........................................................................   $50,171,947..  $53,031,632
Costs and expenses:
  Cost of goods sold...............................................................    26,508,223     27,599,674
  Operating, general and administrative expenses...................................    27,929,664     26,819,772
  Interest expense--net............................................................       195,534        125,787
                                                                                      -----------    -----------
                                                                                       54,633,421     54,545,233
                                                                                      -----------    -----------
Net loss...........................................................................    (4,461,474)    (1,513,601)
Retained earnings beginning of year................................................     1,947,830      3,461,431
                                                                                      -----------    -----------
Retained earnings (deficit) end of year............................................   $(2,513,644)   $ 1,947,830
                                                                                      -----------    -----------
                                                                                      -----------    -----------

                       See notes to financial statements.

                     JEAN GRAYSON'S BROWNSTONE STUDIO, INC.
                            STATEMENT OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                    ----------------------------
                                                                                       1996             1995
                                                                                    -----------      -----------
Cash flows from operating activities:
  Net loss.......................................................................   $(4,461,474)     $(1,513,601)
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...............................................       495,667          480,530
     Increase in cash surrender value on officers' life insurance................            --          (60,545)
     Amortization of deferred credits............................................      (118,245)        (137,910)
     Gain on trade-in of fixed assets............................................            --          (43,663)
  Changes in operating assets and liabilities:
  Receivable from credit card companies..........................................        24,474          276,547
  Merchandise inventories........................................................     3,620,464       (1,916,305)
  Prepaid expenses and other current assets......................................       261,095          471,431
  Other assets...................................................................        88,617           29,202
  Accounts payable and accrued expenses..........................................      (667,650)         832,378
  Customer mail order advances...................................................     1,324,409          677,209
                                                                                    -----------      -----------
  Net cash provided by (used in) operating activities............................       567,357         (904,727)
                                                                                    -----------      -----------
Cash flows from investing activities:
  Capital expenditures...........................................................       (37,673)        (822,276)
                                                                                    -----------      -----------
  Net cash used in investing activities..........................................       (37,673)        (822,276)
                                                                                    -----------      -----------
Cash flows from financing activities:
  Proceeds from short-term borrowings............................................     1,568,543        2,107,131
  Principal payments on short-term borrowings....................................    (2,107,131)        (500,000)
  Principal payments on long-term borrowings and capital lease obligations.......       (82,768)        (141,798)
                                                                                    -----------      -----------
  Net cash provided by (used in) financing activities............................      (621,356)       1,465,333
                                                                                    -----------      -----------
Net decrease in cash and cash equivalents........................................       (91,672)        (261,670)
Cash and cash equivalents, beginning of year.....................................       216,226          477,896
                                                                                    -----------      -----------
Cash and cash equivalents, end of year...........................................   $   124,554      $   216,226
                                                                                    -----------      -----------
                                                                                    -----------      -----------
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest.........................................   $   195,534      $   143,121
                                                                                    -----------      -----------
                                                                                    -----------      -----------
  Cash paid during the year for income taxes.....................................   $        --      $    18,468
                                                                                    -----------      -----------
                                                                                    -----------      -----------

                       See notes to financial statements
                                      F-40

                     JEAN GRAYSON'S BROWNSTONE STUDIO, INC.
                         NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

1. BUSINESS AND BASIS OF PRESENTATION

     Jean Grayson's Brownstone Studio, Inc. is engaged in the sale of fine women's apparel through catalogs and an outlet store. A portion of its merchandise is purchased from Wilroy, Inc. (the "Affiliate"), a company related through common ownership.


     The accompanying financial statements have been prepared assuming the Company to continue as a going concern. The Company has experienced significant recent losses and a working capital deficit of approximately $3.5 million at December 31, 1996. The Company filed for bankruptcy in February 1997 and operated under Chapter 11 of the Bankruptcy Code until September 1997 at which time its remaining assets and certain liabilities were assumed by StyleSite Marketing, Inc. (formerly Diplomat Direct Marketing Corporation) under a court approved plan of reorganization. These financial statements do not contain any adjustments related to these subsequent events.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          A. Inventory Valuation--Merchandise inventories, consisting of finished goods only, are stated at the lower of cost (determined on a first-in, first-out basis) or market.

          B. Property and Equipment--Property and equipment are stated at cost. Depreciation and amortization are computed by either the accelerated or straight-line methods over the estimated useful lives of the assets. Leasehold improvements and capital leased assets are amortized over the lesser of the term of the lease or the estimated useful life.

                The Company received a construction allowance upon entering into an office lease. This allowance is recorded as a deferred credit and is amortized over the life of the lease.

          C. Catalog Costs--In 1995, the Company adopted the method of accounting for catalog costs pursuant to the AICPA Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs". SOP 93-7 requires that the amortization of capitalized advertising costs should be the amount computed using the ratio that current period revenues for the catalog cost pool bear to the total of current and estimated future period revenues for that catalog cost pool. The effect of this adoption was not material to the financial statements.

          D. Income Taxes--The Company, with the consent of its stockholders, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code and New York State Tax Law which provides that, in lieu of corporation income taxes, the stockholders are required to report their proportionate share of the Company's taxable income or loss on their personal tax returns. Other state and local taxes are included in operating, general and administrative expenses.

                The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

          E. Fair Value of Financial Instruments--SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" requires disclosure about the fair value of financial instruments. The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, notes payable, and accounts payable approximate fair value because of the short-term maturity of these financial statements.

          F. Use of Estimates in the Preparation of Financial Statements--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the

                     JEAN GRAYSON'S BROWNSTONE STUDIO, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) reported amounts of revenue and expenses during the reporting period.
             Actual results could differ from those estimates.

          G. Recent Accounting Pronouncement--In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and is effective for financial statements for fiscal years beginning after December 15, 1995. The Company has determined that the effect of adopting this new standard is not material to the financial statements.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

     At December 31, 1996 and 1995, prepaid expenses and other current assets included deferred catalog costs of approximately $1,726,000 and $2,325,000.

4. PROPERTY AND EQUIPMENT

     Major classes of property and equipment are as follows:

                                                                                     DECEMBER 31,
                                                                ESTIMATED      ------------------------
                                                               USEFUL LIVES       1996          1995
                                                              --------------   ----------    ----------
Data processing equipment..................................   5-7 years        $1,225,898    $1,199,068
Machinery and equipment....................................   5-10 years          710,276       679,644
Furniture and fixtures.....................................   5-10 years          593,503       593,292
Transportation equipment...................................   3 years              78,087        98,087
Leasehold improvements.....................................   Term of lease     1,583,188     1,583,188
                                                                               ----------    ----------
                                                                                4,190,952     4,153,279
Less accumulated depreciation and amortization.............                     2,767,079     1,271,414
                                                                               ----------    ----------
                                                                               $1,423,873    $1,881,865
                                                                               ----------    ----------
                                                                               ----------    ----------

5. LINES OF CREDIT

     In September 1995, the Company entered into a $4,000,000 revolving credit agreement (the "Credit Agreement") with a bank. The Credit Agreement provides for direct borrowings of up to $4,000,000 as calculated under the terms of the Credit Agreement and letters of credit of up to $1,500,000 with an aggregate limit of $4,000,000. Borrowings under the Credit Agreement are secured by the Company's accounts receivable, inventory, property and equipment, and other collateral, and are guaranteed by the Affiliate. Borrowings bear interest at the Alternate Base Rate plus one and one-quarter percent. The Alternate Base Rate is defined in the Credit Agreement as the higher of (I) the bank's base commercial lending rate and (ii) the Federal Funds Rate plus 0.5 percent. The Credit Agreement expires on September 11, 1997. Borrowings outstanding under the Credit Agreement were $1,568,543 at December 31, 1996 and $2,107,131 at December 31, 1995.

     The provisions of the Credit Agreement include (i) requirements that the Company maintain minimum levels of net worth, current ratio, fixed charge coverage, earnings before interest and taxes; and (ii) limitations on mergers, consolidations, acquisitions, sales of assets liens, investments, loans, capital expenditures, payment of dividends, indebtedness, leases, among others. At December 31, 1996 and

                     JEAN GRAYSON'S BROWNSTONE STUDIO, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

5. LINES OF CREDIT--(CONTINUED)
December 31, 1995, the Company was not in compliance with certain covenants primarily relating to net worth, current ratio, fixed charge coverage, earnings before interest and taxes and report deadlines.

     During 1996 and 1995, maximum borrowings under revolving credit agreements were $2,736,673 and $2,477,339, respectively, and average borrowings were $1,667,569 and $669,398, respectively.

     In February 1997, the Company refinanced this debt with a new lender.

6. OBLIGATIONS UNDER CAPITAL LEASES AND LONG-TERM DEBT

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1996        1995
                                                                         --------    --------
Obligations under capital leases (a)..................................   $ 62,334    $128,902
Note payable to bank bearing interest at 9 percent; due in monthly principal and interest payments of $1,788 from August 1995 through
  July 1999...........................................................     49,267      65,487
                                                                         --------    --------
                                                                          111,601     194,389
Less current portion..................................................     59,704      84,699
                                                                         --------    --------
                                                                         $ 51,897    $109,690
                                                                         --------    --------
                                                                         --------    --------

- ------------------

(a) The Company has capital lease obligations in connection with lease agreements to acquire computer equipment, furniture and fixtures. The leases are payable in monthly installments through 1998, including interest at approximately 11 to 12 percent per annum.

     The maturities of long-term debt during the next five years are:

YEAR                                                             AMOUNT
- ------------------------------------------------------------   ----------
1998........................................................   $   40,753
1999........................................................       11,144
                                                               ----------
                                                               $   51,897
                                                               ----------
                                                               ----------

7. COMMITMENTS

     Leases--The Company has various operating leases for office and operating facilities. One of the facilities is leased from the Affiliate. Future minimum annual rental commitments under such noncancellable leases (including obligations related to facilities leased from the Affiliate under informal leasing arrangements) at December 31, 1996 are summarized as follows:

                                                               OPERATING
YEAR                                                             LEASES
- ------------------------------------------------------------   ----------
1998........................................................   $1,381,000
1999........................................................    1,254,000
2000........................................................      875,000
2001........................................................      547,000
                                                               ----------
Total minimum lease payments................................   $4,057,000
                                                               ----------
                                                               ----------

Total rent expense charged to operations in 1996 and 1995 were $1,291,781 and $1,248,000, respectively, including approximately $391,000 in 1996 and $424,000 in 1995 representing net charges from the Affiliate.

                     JEAN GRAYSON'S BROWNSTONE STUDIO, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

8. STOCKHOLDERS' EQUITY

     The Company has agreements with its shareholders to provide for the continued ownership of shares of common stock of the Company by the shareholders and to set forth terms and conditions under which shares of common stock may be transferred among the shareholders and/or the Company or to third parties. The agreements require the shareholders to offer common shares first to the Company and next to other shareholders at prices computed in accordance with the agreements before disposing of these shares to others.

9. RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1996 and 1995, the Company had transactions with the Affiliate summarized as follows:

                                                                     1996           1995
                                                                  -----------    -----------
Purchases from Affiliate--net..................................   $11,370,473    $16,259,000
Due to (from) Affiliate--net...................................   $(1,436,000)   $ 1,539,000

The Company incurred charges from the Affiliate of $132,000 and $153,000 in 1996 and 1995, respectively for its share of common space and shared expenditures.

10. EMPLOYEE PROFIT-SHARING PLAN AND 401(K) PLAN

     The Company has a voluntary noncontributory profit-sharing plan which complies with the Employee Retirement Income Security Act of 1974. In general, employees become participants after six months of continuous employment. There were no contributions for the years ended December 31, 1996 and 1995.

     The Company has a defined contribution employee savings 401(k) plan whereby eligible participants (all nonunion employees who work 1,000 hours or more per year) may contribute a percentage of compensation, but not in excess of the maximum allowed. Employees are eligible after one year of service and attainment of age 20 1/2. The Company's contributions were approximately $32,000 in 1996 and $24,000 in 1995.

                      [This page intentionally left blank]

                             [inside back cover]

The graphics appearing here are the StyleSite Marketing, Inc. logo at the top of the page with four pictures in each corner and the Lew Magram (Trademark) website in the middle. The top left picture is people looking at womens' clothing with the caption "Design". The top right picture is the inside of the call center with the caption "Call Center". The bottom left is the inside of the distribution center with the caption "Distribution". The bottom right picture is the inside of the retail store with the caption "Retail". The center picture is the anticipated home page of the Lew Magram (Trademark) website.

                                    [Logo]




                        2,000,000 SHARES OF COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          DONALD & CO. SECURITIES INC.

                                            , 1999

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

UNTIL (INSERT DATE), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR INVOLVED ALLOTMENTS OR SUBSCRIPTIONS.

                                    [Logo]




                                 266,065 SHARES



     Shareholders of StyleSite Marketing, Inc. named under the caption "Selling Security Holders", from time to time, may offer and sell up to 266,065 shares of StyleSite common stock.



     StyleSite's common stock is traded on the Nasdaq SmallCap Market under the
symbol "STLE". On September   , 1999, the last reported sale price of
StyleSite's common stock on Nasdaq was          .



     INVESTING IN STYLESITE'S COMMON STOCK IS RISKY. SEE RISK FACTORS COMMENCING ON PAGE 5.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS SEPTEMBER   , 1999

           [ALTERNATIVE PAGE FOR SELLING SECURITY HOLDER PROSPECTUS]



                               TABLE OF CONTENTS



                                                                                                              PAGE
                                                                                                              ----
Prospectus Summary.........................................................................................      1
Risk Factors...............................................................................................      5
Forward Looking Information................................................................................     11
Where You Can Find More Information........................................................................     11
Use of Proceeds............................................................................................     12
Price Range of Common Stock................................................................................     13
Dividend Policy............................................................................................     13
Capitalization.............................................................................................     14
Selected Financial Data....................................................................................     15
Management's Discussion and Analysis of Financial Condition and Results of Operations......................     17
Business...................................................................................................     26
Management.................................................................................................     37
Selling Security Holders...................................................................................     45
Certain Transactions.......................................................................................     47
Description of Securities..................................................................................     51
Shares Eligible for Future Sale............................................................................     53
Plan of Distribution.......................................................................................     54
Legal Matters..............................................................................................     56
Experts....................................................................................................     56
Indemnification for Securities Act Liabilities.............................................................     56
Financial Statements.......................................................................................    F-1


                            ------------------------


     You should rely only on the information contained in this prospectus. To understand this offering fully, you should read this entire prospectus carefully, including the financial statements and notes. We have included a brief overview of the most significant aspects of the offering itself in the Prospectus Summary. However, individual sections of the prospectus are not complete and do not contain all of the information that you should consider before investing in our common stock. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Security Holders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.



     Except for the financial statements commencing on Page F-1 and except where stated otherwise in this prospectus, the information contained in this prospectus assumes a 1-for-13 reverse split of our common stock to be completed immediately before the date of this prospectus. The information contained in this prospectus does not assume that the over-allotment option is exercised.



     Unless otherwise indicated, all reference to "StyleSite", "us", "our" and "we" refer to StyleSite Marketing, Inc. and its subsidiaries Lew Magram Ltd., Brownstone Holdings, Inc., Ecology Kids, Inc. and Diplomat Holdings, Inc. On August 24, 1999, we changed our name from Diplomat Direct Marketing Corporation to StyleSite Marketing, Inc.



     StyleSite Marketing(Trademark), Lew Magram(Registered), Brownstone Studio(Registered) and Ecology Kids(Registered) are trademarks of StyleSite. Other trademarks appearing in this prospectus are the property of their respective owners.

                                  THE OFFERING


Common Stock Offered......................  266,065 shares

Common Stock Outstanding..................  7,392,943 shares

Common Stock Symbol.......................  Nasdaq SmallCap Market--"STLE"

Use of Proceeds...........................  The selling security holders will receive the net proceeds from the sale of the shares. We will receive none of the proceeds from the sale of the shares offered by this prospectus.

Risk Factors..............................  An investment in the shares involves a high degree of risk. See "Risk
                                            Factors" commencing on page 5.

                                USE OF PROCEEDS


     StyleSite will not receive any proceeds from the sale of the security holders' shares offered by this prospectus. All proceeds from the sale of the security holders' shares will be for the account of the selling security holders. See "Selling Security Holders".

                            SELLING SECURITY HOLDERS


     All of the shares of StyleSite common stock offered under this prospectus may be sold by the holders who either have previously acquired their shares or who will acquire such shares from StyleSite upon the exercise of warrants. StyleSite will not receive any of the proceeds from sales of shares offered under this prospectus, but will receive the exercise price upon the exercise of the warrants described above.



     All costs, expenses and fees in connection with the registration of the security holders' shares will be borne by StyleSite. All brokerage commissions, if any, attributable to the sale of shares by selling security holders will be borne by such holders.



     The selling security holders are offering, subject to an underwriter's lock-up as described in "Plan of Distribution", a total of 266,065 shares of StyleSite's common stock. The following table sets forth:


     o the name of each person who is a selling security holder;

     o the number of securities owned by each such person at the time of this offering; and

     o the number of shares of common stock such person will own after the completion of this offering.

     The following table assumes the exercise of all warrants beneficially owned by each such security holder. The footnotes describe the shares included in this offering. If there is no footnote, the shares included in this offering for that selling security holder are common stock owned prior to the date of this prospectus.

     The column "Beneficial Ownership After Offering" gives effect to the sale of all the shares of common stock being offered hereby.


                                                                              BENEFICIAL                    BENEFICIAL
                                                                              OWNERSHIP      SHARES         OWNERSHIP
                                                                              PRIOR TO     INCLUDED IN       AFTER
NAME                                                                          OFFERING     THIS OFFERING    OFFERING
- ---------------------------------------------------------------------------   ---------    -------------    ---------
Jay Kaplowitz(1)...........................................................    141,218         45,983         95,235
Irving Magram..............................................................     71,792         71,792              0
Finova Mezzanine Capital, Inc.(2)..........................................     63,814         63,814              0
Warren H. Golden...........................................................     36,041         32,195          3,846
Stephanie Sobel............................................................     19,947         16,099          3,846
Reedland Capital Partners(3)...............................................      7,692          7,692              0
Steven Wallitt(4)..........................................................      6,930          6,930              0
Michael Garnick(5).........................................................      6,154          6,154              0
Matthew C. Flemming(6).....................................................      4,808          4,808              0
Glen Cadrez(6).............................................................      4,808          4,808              0
Norman Friedman(4).........................................................      3,773          2,329          1,444
Stern & Co.(7).............................................................      3,461          3,461              0


- ------------------


(1) Includes 7,692 shares underlying a warrant with an exercise price of $13.00 and 38,291 shares of common stock issued upon exchange of the Series E Preferred Stock plus accrued and unpaid dividends.



(2) Represents shares issuable upon exercise of currently exercisable warrants. 31,406 warrants are exercisable at $20.67 and 31,408 are exercisable at $26.00.



(3) Represents shares issuable upon exercise of currently exercisable warrants exercisable at $15.04 per share.



(4) Represents shares issued upon exchange of Series E Preferred Stock plus accrued and unpaid dividends.





(5) Represents shares issuable upon exercise of currently exercisable warrants exercisable at $19.50 per share.





(6) Represents shares issuable upon exercise of currently exercisable warrants exercisable at $13.00 per share.



(7) Represents shares issuable upon exercise of 1,538 currently exercisable warrants at $15.04 per share and 1,923 shares issuable upon exercise of warrants to be issued upon certain events occurring.


                                      45A

                              PLAN OF DISTRIBUTION


     Up to 266,065 of the selling security holders' shares may be sold by the selling security holders who currently own or will have acquired such shares from StyleSite upon the exercise of warrants. StyleSite will not receive any of the proceeds from any sales by selling security holders of their shares, but will receive the exercise price upon the exercise of warrants by the selling security holders. See "Selling Security Holders."



     The selling security holders have agreed that, subject to certain exceptions, they will not, without the prior written consent of Donald & Co Securities, directly or indirectly, sell or otherwise dispose of any shares of common stock or securities convertible into or exercisable for common stock for one year from the date of this prospectus. Upon expiration of the lock-up period all of the shares of common stock subject to such lock-up agreements will be eligible for sale under Rule 144 subject to volume and other restrictions of Rule 144. These persons, however, have agreed not to sell more than 25% of their StyleSite shares in any three month period without Donald's consent after the one year lock-up period.


     The selling security holders have advised us that the sale or distribution of the common stock may be effected directly to purchasers by the selling security holders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions, including crosses or block transactions, by any of the following methods:

     o on the Nasdaq SmallCap Market;

     o in the over-the-counter market;

     o in transactions other than on any stock exchange or in the over-the-counter market;


     o through the writing of options on StyleSite common stock; or



     o by settlement of short sales of StyleSite common stock.


     The purchase price of the shares may be determined by the selling security holder or by agreement between the selling security holder and underwriters, brokers, dealers or agents or purchasers. The price may be at:

     o market prices prevailing at the time of sale;

     o prices related to such prevailing market prices;

     o varying prices determined at the time of sale; or

     o negotiated or fixed prices.

     If the selling security holders effect such transactions by selling common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of common stock for whom they may act as agent which may be in excess of those customary in the types of transactions involved. The selling security holders and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     Because the selling security holders may each be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, the selling security holders will be subject to prospectus delivery requirements under the Securities Act of 1933. Furthermore, in the event of a "distribution" of its shares, the selling security holder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934 until its participation in that distribution is completed.

     At the time a particular offer of security holders' shares is made by or on behalf of any of the selling security holders, to the extent such offer constitutes a distribution under the Securities Act of 1933, a supplement to this prospectus will be distributed, which will set forth the type and number of securities being offered by such selling security holders and the terms of such offering, including:

     o the name or names and addresses of any underwriters, dealers or agents;

     o the purchase price paid by any underwriter for securities purchased from the selling security holder; and

     o any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.


StyleSite will bear all costs and expenses of the registration under the Securities Act of 1933 and certain state securities laws of the security holders' shares. However, all brokerage commissions, if any, attributable to the sale of such shares by holders thereof will be borne by such holders.


     The shares that may be offered from time to time by selling security holders may be sold through ordinary brokerage transactions in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.


     Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the securities offered by this prospectus may not simultaneously engage in market-making activities with respect to shares of StyleSite common stock during the applicable two or nine days "cooling off" period prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling security holders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of the securities by the selling security holders.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    [Logo]




                         266,065 SHARES OF COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                            , 1999

     YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following is a statement of the estimated expenses to be paid by StyleSite Marketing, Inc. (formerly Diplomat Direct Marketing Corporation) (the "Company") in connection with the issuance and distribution of the securities being registered:



SEC Registration Fee.......................................   $     4,368
NASD Filing Fee*...........................................         1,450
Nasdaq Listing Fees........................................         7,500
Printing Engraving Expenses*...............................       125,000
Legal Fees and Expenses*...................................       125,000
Accounting Fees and Expenses*..............................        75,000
Blue Sky Fees and Expenses*................................        42,000
Nonaccountable expense allowance...........................       200,000
Miscellaneous*.............................................   $     2,182
                                                              -----------
     Total.................................................   $   632,500
                                                              -----------
                                                              -----------


- ------------------
* estimate

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law, among other things, and subject to certain conditions, authorizes the Company to indemnify its officers and directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such an officer or director. The Certificate of Incorporation, as amended, and By-laws of the Company provide for indemnification of its officers and directors to the full extent authorized by law.

     Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1.1, pursuant to which the Underwriter agrees to indemnify the directors and certain officers of the Registrant and certain other persons against certain civil liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     During the past three years, the Company has sold unregistered securities as described below. Unless otherwise indicated, there were no underwriters involved in the transactions or underwriting discounts or commissions paid in connection therewith. Unless otherwise indicated, the issuances of these securities were considered to be exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and the regulations promulgated thereunder. The purchasers of the securities in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates for the securities issued in such transaction. The purchasers of the securities in the transactions had adequate access to information about the Registrant. The share numbers that follow are not adjusted to reflect the proposed 1-for-13 reverse stock split.


     In 1996, the Company granted Jonathan Rosenberg options to purchase 75,000 shares of common stock exercisable at $1.50 per share.

     In February 1996, in consideration for making a loan to the Company in the amount of $2,353,500, the Company issued Mr. Rubin 100,000 shares of its Series A Convertible Preferred Stock which are convertible at Mr. Rubin's option into 1,000,000 shares of the Company's common stock.

     In September 1996, the Company issued (i) 350,000 shares of common stock and (ii) options to purchase 150,000 shares of common stock at an exercise price of $2.50, to Gersten, Savage, Kaplowitz & Fredericks, LLP in consideration for providing certain legal and consulting services to the Company.

     In September 1996, Mr. Rubin converted an aggregate of approximately $3,500,000 in debt into 290,000 shares of the Company's 9% Class B Convertible Preferred Stock and 60,000 shares of the Company's 9% Class C Convertible Preferred Stock. Each of the Series B and Series C shares is convertible at the option of the holder into 10 shares of the Company's common stock.

     In November 1996, the Company issued options to purchase an aggregate of 1,060,000 shares of its common stock at an exercise price of $1.00 per share to 35 employees of the Company, including two executive officers and one outside director.

     In May 1997, the Company issued options to purchase an aggregate of 150,000 shares of its common stock pursuant to the November 1996 Plan, 50,000 of which were issued to Howard Katz, a director of the Company, and 100,000 of which were issued to Mr. Fredericks in connection with his agreeing to become a member of the Company's board of directors.

     In May 1997, the Company issued to Mr. Rubin 550,000 shares of common stock in connection with (i) Mr. Rubin's conversion of debt to equity, and (ii)
Mr. Rubin deferring his monthly consulting fee. The issuance of this stock was approved in 1996.

     In May 1997, the Company authorized the issuance of 200,000 shares of common stock to Mr. Rubin in consideration of Mr. Rubin extending loans to the Company as well as extending a personal guarantee to Congress on behalf of the Company.

     Between May and July 1997, the Company issued an aggregate of 158,408 shares of common stock and options to acquire 200,000 shares of common stock to six consultants. Of the 200,000 options, 50,000 are exercisable at $1.75 per share and 150,000 are exercisable at $1.875 per share.

     From May 1997 through September 1997, the Company sold 1,250,000 shares of its common stock in a private placement of its securities in which it raised $2,500,000. In addition to these shares, the Company issued to European Community Capital a placement agent's warrant exercisable to purchase up to 200,000 shares of common stock at $3.3125 per share. The Company issued an option to a principle of the placement agent to purchase up to 100,000 shares of common stock at $2.00 per share.

     In October 1997, in part to raise capital for the Company's acquisition out of bankruptcy of the assets of Brownstone, the Company completed a private offering of its securities which raised $3,630,000 from accredited investors. The private placement consisted of units, each unit consisting of ten shares of Series E Preferred Stock and 7,500 shares of common stock at a purchase price of $10,000 per unit. The Company issued an aggregate of 3,630 shares of Series E Preferred Stock and 2,772,500 shares of common stock.

     On October 30, 1997, the Company issued in connection with the acquisition of assets of Jean Grayson's Brownstone Studio, Inc. and Wilroy, Inc. options to purchase up to 200,000 shares of the Company's common stock.

     On December 23, 1997, the Company entered into a definitive agreement for the acquisition of Lew Magram, Ltd. In connection with the acquisition, 95,000 shares of Series D Preferred Stock, which are convertible into a total of 3,166,667 shares of common stock, and 250,000 shares of common stock were issued simultaneous with the closing of the acquisition on February, 1998.

     On June 29, 1998, the Company issued to Sirrom Capital Corporation, dba Tandem Capital $5,000,000 principal amount 12% Subordinated Secured Notes and warrants to purchase up to 208,300 shares of common stock. In February 1999 the Company issued an additional warrant to purchase 416,600 shares. In connection with the transaction, the Company issued to Donald & Co. Securities, Inc. a $50,000 promissory note and a warrant to purchase up to 50,000 shares of common stock.

     On December 28, 1998, the Company granted to certain of its employees options under its November 1996 stock option plan. The options permit the holders the right to purchase in the aggregate up to 860,000 shares of common stock at a exercise price of $1.00 per share. The options expire on December 28, 2003. One fourth of the options granted are immediately exercisable and the remaining options are exercisable in an equal amount each year for next three years.

     In March 1999, the Company granted a warrant which grants the holder the right to purchase in the aggregate up to 80,000 shares of the Company's common stock at an exercise price of $1.50 per share. The warrant expires on March 18, 2002.

     In March 1999, the Company issued 32,440 shares of its Series F Preferred Stock and 346,027 shares of its common stock for $3,244,000.

     In April 1999, the Company issued 75 shares of its Series E Preferred Stock and 38,470 shares of its common stock.

     In May 1999, the Company issued 100,000 shares of its common stock for $100,000, and an option to purchase 100,000 shares of its common stock at an exercise price of $1.00 per share.

     The holders of all of the outstanding Series D Preferred Stock converted their shares. The Company issued 3,083,447 shares of common stock upon the conversion of the Series D Preferred Stock.


     In May 1999, the Company granted to two consulting firms common stock purchase warrants to purchase up to an aggregate of 125,000 shares of common stock at $1.15625 per share for consulting services.



     In June 1999, the Company issued to Finova Mezzanine Capital a common stock purchase warrant to purchase 200,000 shares of common stock at $2.00 per share as required by the Debenture Purchase Agreement dated June 29, 1998.



     In June 1999, the Company entered into agreements with two investors to issue an aggregate of 500 shares of Series G Preferred Stock and common stock purchase warrants to purchase up to 120,000 shares of common stock at $1.00 per share for an aggregate cash investment of $50,000. The transaction closed in July 1999.



     In June 1999, the Company entered into an agreement with Tadeo E-Commerce, Inc. to issue to it 10,000 shares of Series G Preferred Stock for a cash investment of $1,000,000. In addition, the Company issued 1,066,098 shares of common stock for 285,715 shares of Tadeo Holdings, Inc. common stock, the parent of Tadeo E-Commerce, Inc.



     In July 1999, the Company granted to a director an option to purchase 50,000 shares of common stock at $1.00 per share for his continuing to serve as a director.



     In August 1999, the Company entered into agreements with certain of its Series E Preferred Stock holders to exchange their Series E Preferred Stock for 622,222 shares of the Company's common stock.



     In September 1999, the Company issued to Robert M. Rubin 10,950,000 shares of common stock for transferring to First Source Financial LLP a $1 million certificate of deposit and marketable securities worth approximately $825,000.



     In September 1999, the Company issued to the Rubin Family Irrevocable Stock Trust 17,550,000 shares of common stock for transferring to First Source Financial LLP 900,000 shares of Tadeo Holdings, Inc. common stock worth approximately $2.925 million.



     In September 1999, the Company issued to Mr. Rubin and Jay M. Kaplowitz an aggregate of 6,600,000 shares of our common stock for cash investments aggregating $1.1 million. The Company issued a $400,000 short term subordinated promissory note to an investor for a $400,000 cash investment. The proceeds were used for working capital purposes.

ITEM 16. EXHIBITS


 EXHIBIT
  NUMBER     DESCRIPTION
- ----------   --------------------------------------------------------------------------------------------------------
    1.1       --   Form of Underwriting Agreement*
    1.2       --   Form of Agreement Among Underwriters*
    1.3       --   Form of Selected Dealers Agreement*
    3.1       --   Amended and Restated Certificate of Incorporation(16)
    3.2       --   By-laws, amended(1)
    3.3       --   Amended Certificate of Designation of Series E Preferred Stock (14)
    3.4       --   Certificate of Designation of Series F Preferred Stock(14)
    3.5       --   Certificate of Designation of Series G Preferred Stock(15)
    4.1       --   Form of Common Stock Certificate (1)
    5.1       --   Legal Opinion of Gersten, Savage & Kaplowitz, LLP*
   10.1       --   1992 Stock Option Plan(1)
   10.2       --   August 1996 Stock Option Plan(11)
   10.3       --   November 1996 Stock Option Plan(5)
   10.4       --   License Agreement by and between Diplomat Juvenile Corporation, Wesley Howell and Steve Pressed(1)
   10.5       --   Loshell Realty mortgages with Union State Bank and Stony Point Technical Park, Inc. and related
                   Mortgage Notes, including Sheldon Rose guarantee of Union State Bank(1)
   10.6       --   First Amendment to Exclusive Distributorship Agreement by and between Ambrose & Montgomery, Inc.
                   and Diplomat Corporation(2)
   10.7       --   Second Amendment to Exclusive Distributorship Agreement between Ambrose Montgomery, Inc. and
                   Diplomat Corporation(3)
   10.8       --   Asset Purchase Agreement dated as of September 24, 1997 by and among Diplomat Corporation and Jean
                   Grayson's Brownstone Studio, Inc. and Wilroy Inc.(7)
   10.9       --   Bill of Sale provided by Jean Grayson's Brownstone Studio, Inc. and Wilroy, Inc.(7)
   10.10      --   Assignment and Assumption Agreement dated October 30, 1997 between Brownstone Holdings, Inc., Jean
                   Grayson's Brownstone Studio, Inc. and Wilroy, Inc.(7)
   10.11      --   Agreement and Plan of Merger dated December 23, 1997, by and between Diplomat Corporation, Lew
                   Magram, et al(6)
   10.12      --   Employment Agreement between Warren H. Golden and Diplomat Corporation dated February 2, 1998(8)
   10.13      --   Employment Agreement between Irving Magram and Lew Magram dated February 2, 1998(8)
   10.14      --   Employment Agreement between Stephanie Sobel and Lew Magram dated February 2, 1998(8)
   10.15      --   Lease Agreement between Franklin Associates and Lew Magram, Ltd dated May 15, 1992(8)
   10.16      --   Employment Agreement between Kenneth Grossman and Brownstone Holdings, Inc. dated October 30,
                   1997(13)
   10.17      --   Employment Agreement between Joan Grossman and Brownstone Holdings, Inc. dated October 30,
                   1997(13)
   10.18      --   Debenture Purchase Agreement between Sirrom Capital Corporation, Diplomat Direct Marketing
                   Corporation, et al, and forms of exhibits(10)
   10.19      --   1998 Stock Option Plan(12)
   10.20      --   Secured Credit Agreement dated May 12, 1999 among First Source Financial LLP, as Lender,
                   Brownstone Holding, Inc., Ecology Kids, Inc., Diplomat Holdings, Inc. and Lew Magram Ltd. as
                   Borrowers and Diplomat Direct Marketing Corporation, as Funds Administrator (exhibits and schedules omitted)(14)

 EXHIBIT
  NUMBER     DESCRIPTION
- ----------   --------------------------------------------------------------------------------------------------------
   10.21      --   Security Agreement dated May 12, 1999 among First Source Financial LLP., Brownstone Holdings,
                   Inc., Ecology Kids, Inc. Diplomat Holding, Inc. and Lew Magram Ltd. (exhibits and schedules omitted)(14)
   10.22      --   Guaranty of Diplomat Direct Marketing Corporation (First Source Financial LLP) dated May 12,
                   1999(14)
   10.23      --   First Amendment to Secured Credit Agreement and Related Documents, Waiver and Consent dated
                   July 13, 1999 (schedules omitted)(15)
   10.24      --   Second Amendment to Secured Credit Agreement and Waiver dated July 26, 1999 (schedules omitted)(15)
   10.25      --   Third Amendment to Secured Credit Agreement and Waiver(16)
   10.26      --   Securities Purchase Agreement between Diplomat Direct Marketing Corporation, Tadeo Holdings, Inc.
                   and Tadeo E-Commerce Corp. dated June 30, 1999 (schedules omitted)(15)
   10.27      --   Registration Rights Agreement between Diplomat Direct Marketing Corporation and Tadeo E-Commerce
                   Corp. dated June 30, 1999(15)
   10.28      --   Web Site Design and Consulting Agreement between Diplomat Direct Marketing Corporation and Tadeo
                   Holdings, Inc., dated June 1, 1999 (exhibits omitted)(15)
   10.29      --   Online Hosting Agreement between Diplomat Direct Marketing Corporation and Tadeo E-Commerce Corp.
                   dated June 30, 1999 (exhibits omitted)(15)
   10.30      --   Pledge Security Agreement between Diplomat Direct Marketing Corporation, the Rubin Family
                   Irrevocable Stock Trust, and Tadeo E-Commerce Corp. dated June 30, 1999(15)
   10.31      --   Employment Agreement between Julia Aryeh and Diplomat Direct Marketing Corporation dated
                   February 15, 1999*
   22         --   Subsidiaries of the Registrant(12)
   23.1       --   Consent of BDO Seidman, LLP
   23.2       --   Consent of Feldman Sherb Horowitz & Co., P.C. (formerly Feldman Sherb Ehrlich & Co., P.C.)
   23.3       --   Consent of Gersten, Savage & Kaplowitz, LLP (included in Exhibit 5.1)*
   27         --   Financial Data Schedule


- ------------------
* To be filed by amendment

 (1) Incorporated by reference to Diplomat Corporation Registration Statement No. 33-66910 NY

 (2) Incorporated by reference to Diplomat Corporation Annual Report on Form 10KSB for the year ended January 1, 1994

 (3) Incorporated by reference to Diplomat Corporation Registration Statement No. 33-95986

 (4) Incorporated by reference to Diplomat Corporation Annual Report on Form 10KSB for the year ended December 31, 1995

 (5) Incorporated by reference to Diplomat Corporation Annual Report on Form 10KSB for the year ended September 30, 1996

 (6) Incorporated by reference to Diplomat Corporation Annual Report on Form 10KSB for the year ended September 30, 1997

 (7) Incorporated by reference to Diplomat Corporation report on Form 8-K dated November 14, 1997

 (8) Incorporated by reference to Diplomat Corporation report on Form 8-K dated March 6, 1998

 (9) Incorporated by reference to Diplomat Corporation Annual Report on
     Form 10KSB/A2 for the year ended September 30, 1997 and filed March 3, 1998

(10) Incorporated by reference to Diplomat Direct Marketing Corporation on Form 10QSB for the quarter ended June 30, 1998

(11) Incorporated by reference to Diplomat Corporation Registration Statement on Form S-8 filed August 30, 1996

(12) Incorporated by reference to Diplomat Corporation Proxy Statement on
     Schedule 14A Filed April 29, 1998

(13) Incorporated by reference to Diplomat Direct Marketing Corporation Annual Report on Form 10-K for the year ended September 30, 1998

(14) Incorporated by reference to Diplomat Direct Marketing Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 1999


(15) Incorporated by reference to Diplomat Direct Marketing Corporation Current Report on Form 8-K filed August 9, 1999



(16) Incorporated by reference to Diplomat Direct Marketing Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1999


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to any charter provision, by-law, contract, arrangement, statute, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the high or low end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" Table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to suit information in the registration statement.

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) For determining any liability under the Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company under Rule 424(b)(1), or (4) or 497(h), under the Act shall be deemed to be part of this registration statement as of the time the Commission declared it effective.

     (5) For the purpose of determining any liability under the Act, treat each post-effective amendment that contains a form of prospectus new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE ACT, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENT FOR FILING ON FORM S-1 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT, AMENDMENT NO. 1, TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF TEANECK, STATE OF NEW JERSEY ON SEPTEMBER 28, 1999



                                          STYLESITE MARKETING, INC.
                                          By: _______/S/ WARREN H. GOLDEN_______
                                                      Warren H. Golden
                                               President and Chief Executive
                                                         Officer


     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and has appointed Warren H. Golden, President and Chief Executive Officer, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                SIGNATURE                                      TITLE                             DATE
- ------------------------------------------  -------------------------------------------   -------------------
           /s/ ROBERT M. RUBIN*             Chairman of the Board                          September 28, 1999
- ------------------------------------------
             Robert M. Rubin

           /s/ WARREN H. GOLDEN             Chief Executive Officer, President and         September 28, 1999
- ------------------------------------------  Director
             Warren H. Golden

             /s/ JULIA ARYEH*               Chief Strategic Officer, and Director          September 28, 1999
- ------------------------------------------
               Julia Aryeh

          /s/ MARK J. MCSWEENEY*            Chief Financial Officer                        September 28, 1999
- ------------------------------------------
            Mark J. McSweeney

         /s/ STUART A. LEIDERMAN*           Divisional President of Ecology Kids and       September 28, 1999
- ------------------------------------------  Director
           Stuart A. Leiderman

                                            Director
- ------------------------------------------
              Irwin Selinger

             /s/ DAVID ABEL*                Director                                       September 28, 1999
- ------------------------------------------
                David Abel
- -------------------------------------------------------------------------------------------------------------
* Executed by Warren H. Golden
  pursuant to power of attorney
  filed June 11, 1999

                                 EXHIBIT INDEX


EXHIBIT                                                                                                    SEQUENTIAL
NUMBER   DESCRIPTION                                                                                        PAGE NO.
- ------   -----------------------------------------------------------------------------------------------   -----------
  1.1     --   Form of Underwriting Agreement*
  1.2     --   Form of Agreement Among Underwriters*
  1.3     --   Form of Selected Dealers Agreement*
  3.1     --   Amended and Restated Certificate of Incorporation, as amended(16)
  3.2     --   By-laws, amended(1)
  3.3     --   Amended Certificate of Designation of Series E Preferred Stock(14)
  3.4     --   Certificate of Designation of Series F Preferred Stock(14)
  3.5     --   Certificate of Designation of Series G Preferred Stock(15)
  4.1     --   Form of Common Stock Certificate(1)
  5.1     --   Legal Opinion of Gersten, Savage & Kaplowitz, LLP*
 10.1     --   1992 Stock Option Plan(1)
 10.2     --   August 1996 Stock Option Plan(11)
 10.3     --   November 1996 Stock Option Plan(5)
 10.4     --   License Agreement by and between Diplomat Juvenile Corporation, Wesley Howell and Steve
               Pressed(1)
 10.5     --   Loshell Realty mortgages with Union State Bank and Stony Point Technical Park, Inc. and
               related Mortgage Notes, including Sheldon Rose guarantee of Union State Bank(1)
 10.6     --   First Amendment to Exclusive Distributorship Agreement by and between Ambrose &
               Montgomery, Inc. and Diplomat Corporation(2)
 10.7     --   Second Amendment to Exclusive Distributorship Agreement between Ambrose Montgomery, Inc.
               and Diplomat Corporation(3)
 10.8     --   Asset Purchase Agreement dated as of September 24, 1997 by and among Diplomat Corporation and Jean Grayson's Brownstone Studio, Inc. and Wilroy Inc.(7)
 10.9     --   Bill of Sale provided by Jean Grayson's Brownstone Studio, Inc. and Wilroy, Inc.(7)
 10.10    --   Assignment and Assumption Agreement dated October 30, 1997 between Brownstone Holdings,
               Inc., Jean Grayson's Brownstone Studio, Inc. and Wilroy, Inc.(7)
 10.11    --   Agreement and Plan of Merger dated December 23, 1997, by and between Diplomat
               Corporation, Lew Magram, et al(6)
 10.12    --   Employment Agreement between Warren H. Golden and Diplomat Corporation dated February 2,
               1998(8)
 10.13    --   Employment Agreement between Irving Magram and Lew Magram dated February 2, 1998(8)
 10.14    --   Employment Agreement between Stephanie Sobel and Lew Magram dated February 2, 1998(8)
 10.15    --   Lease Agreement between Franklin Associates and Lew Magram, Ltd dated May 15, 1992(8)
 10.16    --   Employment Agreement between Kenneth Grossman and Brownstone Holdings, Inc. dated
               October 30, 1997(13)
 10.17    --   Employment Agreement between Joan Grossman and Brownstone Holdings, Inc. dated
               October 30, 1997(13)
 10.18    --   Debenture Purchase Agreement between Sirrom Capital Corporation, Diplomat Direct
               Marketing Corporation, et al, and forms of exhibits(10)
 10.19    --   1998 Stock Option Plan(12)

EXHIBIT                                                                                                    SEQUENTIAL
NUMBER   DESCRIPTION                                                                                        PAGE NO.
- ------   -----------------------------------------------------------------------------------------------   -----------
 10.20    --   Secured Credit Agreement dated May 12, 1999 among First Source Financial LLP, as Lender,
               Brownstone Holding, Inc., Ecology Kids, Inc., Diplomat Holdings, Inc. and Lew Magram Ltd.
               as Borrowers and Diplomat Direct Marketing Corporation, as Funds Administrator (exhibits and schedules omitted)(14)
 10.21    --   Security Agreement dated May 12, 1999 among First Source Financial LLP., Brownstone
               Holdings, Inc., Ecology Kids, Inc. Diplomat Holding, Inc. and Lew Magram Ltd. (exhibits and schedules omitted)(14)
 10.22    --   Guaranty of Diplomat Direct Marketing Corporation (First Source Financial LLP) dated
               May 12, 1999(14)
 10.23    --   First Amendment to Secured Credit Agreement and Related Documents, Waiver and Consent
               dated July 13, 1999 (schedules omitted)(15)
 10.24    --   Second Amendment to Secured Credit Agreement and Waiver dated July 26, 1999 (schedules omitted)(15)
 10.25    --   Third Amendment to Secured Credit Agreement and Waiver(16)
 10.26    --   Securities Purchase Agreement between Diplomat Direct Marketing Corporation, Tadeo
               Holdings, Inc. and Tadeo E-Commerce Corp. dated June 30, 1999 (schedules omitted)(15)
 10.27    --   Registration Rights Agreement between Diplomat Direct Marketing Corporation and Tadeo
               E-Commerce Corp. dated June 30, 1999(15)
 10.28    --   Web Site Design and Consulting Agreement between Diplomat Direct Marketing Corporation and Tadeo Holdings, Inc., dated June 1, 1999 (exhibits omitted)(15)
 10.29    --   Online Hosting Agreement between Diplomat Direct Marketing Corporation and Tadeo
               E-Commerce Corp. dated June 30, 1999 (exhibits omitted)(15)
 10.30    --   Pledge Security Agreement between Diplomat Direct Marketing Corporation, the Rubin Family
               Irrevocable Stock Trust, and Tadeo E-Commerce Corp. dated June 30, 1999(15)
 10.31    --   Employment Agreement between Julia Aryeh and Diplomat Direct Marketing Corporation dated
               February 15, 1999*
 22       --   Subsidiaries of the Registrant(12)
 23.1     --   Consent of BDO Seidman, LLP
 23.2     --   Consent of Feldman Sherb Horowitz & Co., P.C. (formerly Feldman Sherb Ehrlich & Co.,
               P.C.)
 23.3     --   Consent of Gersten, Savage & Kaplowitz, LLP (included in Exhibit 5.1)*
 27       --   Financial Data Schedule


- ------------------
 *  To be filed by amendment

 (1) Incorporated by reference to Diplomat Corporation Registration Statement No. 33-66910 NY

 (2) Incorporated by reference to Diplomat Corporation Annual Report on Form 10KSB for the year ended January 1, 1994

 (3) Incorporated by reference to Diplomat Corporation Registration Statement No. 33-95986

 (4) Incorporated by reference to Diplomat Corporation Annual Report on Form 10KSB for the year ended December 31, 1995

 (5) Incorporated by reference to Diplomat Corporation Annual Report on Form 10KSB for the year ended September 30, 1996

 (6) Incorporated by reference to Diplomat Corporation Annual Report on Form 10KSB for the year ended September 30, 1997

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
 (7) Incorporated by reference to Diplomat Corporation report on Form 8-K dated November 14, 1997

 (8) Incorporated by reference to Diplomat Corporation report on Form 8-K dated March 6, 1998

 (9) Incorporated by reference to Diplomat Corporation Annual Report on
     Form 10KSB/A2 for the year ended September 30, 1997 and filed March 3, 1998

(10) Incorporated by reference to Diplomat Direct Marketing Corporation Form 10QSB for the quarter ended June 30, 1998

(11) Incorporated by reference to Diplomat Corporation Registration Statement on Form S-8 filed August 30, 1996

(12) Incorporated by reference to Diplomat Corporation Proxy Statement on
     Schedule 14A Filed April 29, 1998

(13) Incorporated by reference to Diplomat Direct Marketing Corporation Annual Report on Form 10-K for the year ended September 30, 1998

(14) Incorporated by reference to Diplomat Direct Marketing Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 1999


(15) Incorporated by reference to Diplomat Direct Marketing Corporation Current Report on Form 8-K filed August 9, 1999



(16) Incorporated by reference to Diplomat Direct Marketing Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1999